Exhibit(a)(5)

NOTICE OF APPLICATION

AND

NOTICE AND MANAGEMENT PROXY CIRCULAR

FOR

THE SPECIAL MEETING OF SHAREHOLDERS

OF

MASONITE INTERNATIONAL CORPORATION

TO BE HELD ON MARCH 31, 2005

ARRANGEMENT INVOLVING

MASONITE INTERNATIONAL CORPORATION

AND

STILE ACQUISITION CORP.

MARCH 4, 2005

March 4, 2005

Dear Masonite Shareholders:

You are cordially invited to attend a special meeting of the shareholders of Masonite International Corporation to be held on Thursday, March 31, 2005 at 9:30 a.m. (Toronto time) at The Design Exchange, 234 Bay Street, Toronto, Ontario. The meeting has been called to seek shareholder approval for a proposed arrangement under the Business Corporations Act (Ontario) involving Masonite, its shareholders and Stile Acquisition Corp., a corporation affiliated with Kohlberg Kravis Roberts & Co. L.P.

On December 22, 2004, Masonite announced that it had entered into a combination agreement with Stile pursuant to which all outstanding common shares would be exchanged with Stile for consideration of C$40.20 per share. Stile subsequently agreed to increase the price to be paid for the common shares to C$42.25, an increase of C$2.05 per share. This increased price represents a 27.44% premium over the volume weighted-average trading price for Masonite’s common shares on the Toronto Stock Exchange for the 60 trading days ended December 21, 2004 and a 21.58% premium over the closing price of Masonite’s common shares on the Toronto Stock Exchange on December 21, 2004, the day prior to the announcement of the proposed arrangement.

On February 17, 2005, Merrill Lynch, the financial advisor to the Special Committee of the Board of Directors, delivered to the Special Committee and the Board of Directors its opinion that, as of the date of such opinion, and based upon and subject to the various factors, assumptions and limitations set forth therein, the consideration to be received pursuant to the arrangement is fair, from a financial point of view, to Masonite shareholders other than senior management. A copy of the Merrill Lynch opinion is included as Appendix F to the management information circular accompanying this letter. Based on various factors, including the Merrill Lynch opinion, the Special Committee has unanimously concluded that the arrangement is fair to the shareholders other than senior management and in the best interests of Masonite. The Board of Directors has also concluded that the arrangement is fair to the shareholders other than senior management and in the best interests of Masonite.

The resolution approving the arrangement must be approved by at least two-thirds of the votes cast at the meeting by shareholders present in person or represented by proxy and by at least a majority of the votes cast by shareholders other than Masonite’s senior management. The arrangement is also subject to certain regulatory approvals and the approval of the Ontario Superior Court of Justice. The Board of Directors unanimously recommends that Masonite shareholders vote in favour of the arrangement resolution.

Pursuant to the combination agreement, employees and officers of Masonite are required to invest, on completion of the arrangement, at least US$25 million in Stile’s holding company. At the date of this information circular, Philip S. Orsino, President and Chief Executive Officer; John F. Ambruz, Executive Vice President, Strategic Development; James U. Morrison, Executive Vice President and Group Chief Operating Officer; and Lawrence P. Repar, Executive Vice President and Group Chief Operating Officer, have collectively agreed to invest a total of at least US$19.5 million.

The accompanying notice of meeting and management information circular provides a detailed description of the arrangement and includes certain other information, including the full text of the combination agreement and the Merrill Lynch opinion, to assist you in considering the matter to be voted upon. You are urged to read this information carefully and, if you require assistance, to consult your financial or professional advisor.

Proxies deposited and voting instructions given in respect of the shareholders’ meeting originally scheduled for February 18, 2005 will not be valid and will have no effect in respect of the meeting to be held on March 31, 2005. Shareholders of record on March 1, 2005 will receive a form of proxy or voting instruction form with this circular and the deadline for submitting proxies or voting instructions is 5:00 p.m. (Toronto time) on March 30, 2005.

Your vote is important regardless of the number of Masonite common shares you own. If you are unable to be present at the meeting in person, we encourage you to take the time now to complete, sign, date and return the enclosed proxy or vote by phone or through the internet in accordance with the instructions set out therein and in the accompanying circular, so that your shares can be voted at the meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed letter of transmittal in accordance with the instructions set out therein and in the accompanying circular so that if the proposed arrangement is approved the consideration for your shares can be sent to you as soon as possible following the effectiveness of the arrangement.

On behalf of the Masonite Board of Directors, I would like to take this opportunity to thank you for the support you have shown as shareholders of Masonite.

Yours very truly,

Peter A. Crossgrove
Chairman of the Board of Directors

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Masonite International Corporation (“Masonite” or the “Company”) will be held

on   March 31, 2005

at        9:30 a.m.

at the	The Design Exchange 234 Bay Street Toronto, Ontario

for the following purposes:

•	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth on Appendix A to the accompanying Management Proxy Circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Masonite, its Shareholders and Stile Acquisition Corp. (“Stile”), all as more particularly described in the Circular; and

•	to transact any other business as may properly be brought before the Meeting.

The full text of the combination agreement entered into in respect of the Arrangement and the plan of arrangement are attached as Appendix B to the Circular.

Pursuant to the interim order of the Ontario Superior Court of Justice dated March 3, 2005 (the “Interim Order”), registered Shareholders have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder who dissents (a “Dissenting Shareholder”) will be entitled to be paid the fair value for their common shares if the Executive Vice-President, General Counsel and Corporate Secretary of Masonite, at 1600 Britannia Road East, Mississauga, Ontario, L4W 1J2 (fax number: (905) 670-6870), shall have received from such Dissenting Shareholder prior to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting a written objection to the Arrangement Resolution (a “Notice of Dissent”) and the Dissenting Shareholder shall have otherwise complied with the dissent procedures described in the Circular. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right of dissent. Any Notice of Dissent submitted in respect of the meeting originally scheduled for February 18, 2005 will not be valid and will not constitute proper exercise of Dissent Rights in respect of the Meeting on March 31. Any Shareholder who delivered a Notice of Dissent in respect of the February 18 meeting who still wishes to dissent from the Arrangement must do so again in compliance with the procedures described under “Rights of Dissenting Shareholders” and in Appendix E to the Circular.

If you cannot attend the Meeting in person, please vote in accordance with the instructions contained in the enclosed form of proxy by no later than 5:00 p.m. (Toronto time) on March 30, 2005.

By order of the Board of Directors,

Harley Ulster
Executive Vice-President, General Counsel
and Corporate Secretary

Toronto, Ontario

March 4, 2005

MANAGEMENT PROXY CIRCULAR
OF MASONITE INTERNATIONAL CORPORATION

March 4, 2005

Please carefully read this Circular, including its Appendices. They contain detailed information relating to, among other things, the proposed Arrangement. If you are in doubt as to how to deal with these materials or the matters they describe, please consult your financial or professional advisor.

The Arrangement and the Combination Agreement have not been approved or disapproved by the U.S. Securities and Exchange Commission or by any U.S. state securities commission, nor has the U.S. Securities and Exchange Commission or any U.S. state securities commission passed upon the merits or fairness of the Arrangement or the Combination Agreement or passed upon the adequacy or accuracy of the information contained in this Circular. Any representation to the contrary is unlawful.

-i-

SUMMARY OF CIRCULAR

The following is a summary of the contents of this management information circular (the “Circular”). This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular. Shareholders should read the entire Circular, including the Appendices. References in this Circular to C$ are to Canadian dollars and references to US$ are to United States dollars. Certain capitalized terms used in this summary and in the Circular are defined in the Glossary contained on pages 8 to 11 of the Circular.

The Companies

Masonite

The principal business of Masonite is the manufacturing of doors, door components and door entry systems for new residential construction, home repair, renovation and remodelling and commercial use. Masonite manufactures a broad line of interior doors, exterior doors and door components which are sold to large distributors, jobbers, home centre chains and wholesale and retail building supply dealers across North America, South America, the United Kingdom, Europe and other countries in the Middle East and Asia. The Company operates over 75 facilities in 16 countries and has approximately 14,000 employees.

The common shares of Masonite (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “MHM”. See “Information Concerning Masonite – Market for Securities”.

The Stile Affiliates

Stile is a company affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and is the acquisition vehicle for the Common Shares. It was incorporated on December 21, 2004 under the OBCA and is a wholly-owned Subsidiary of Stile Consolidated Corp. (“Stile Consolidated”). Stile has no Subsidiaries and was organized solely for the purpose of entering into the Combination Agreement and consummating the Arrangement contemplated thereby. Stile has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

Stile Consolidated is a company affiliated with KKR. It was incorporated on February 2, 2005 under the Canada Business Corporations Act and is a wholly owned Subsidiary of Stile Holding Corp. (“Stile Holding”). It was organized solely for the purpose of facilitating the Arrangement. Stile Consolidated has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

Stile Holding is a company affiliated with KKR. It was incorporated on January 4, 2005 under the OBCA and continued on January 14, 2005 under the Canada Business Corporations Act, and is a wholly owned subsidiary of KKR Millennium Fund (Overseas), Limited Partnership (“KKR Millennium”). It was organized solely for the purpose of facilitating the Arrangement. Stile Holding has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

KKR Millennium is an Alberta limited partnership affiliated with KKR. It is principally engaged in the business of investing in other companies through partnerships and limited liability companies. KKR Millennium is the sole stockholder of Stile Holding. KKR Millennium, Stile, Stile Consolidated and Stile Holding are referred to collectively herein as the “Stile Affiliates.”

See “Information Concerning the Stile Affiliates.”

KKR

KKR is one of the world’s oldest and most experienced private equity firms specializing in management buyouts. KKR’s investment approach is focused on acquiring attractive business franchises and working closely with management over the long-term to design and implement value creating strategies. Over the past 28 years, KKR has raised approximately US$25.0 billion in private equity funds and invested over US$19.0 billion of equity in more than 115 transactions.

Special Meeting

The Meeting will be held at The Design Exchange, 234 Bay Street, Toronto, Ontario, on March 31, 2005 commencing at 9:30 a.m. (Toronto time). At the Meeting, the Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution, the full text of which is set forth on Appendix A to this Circular. See “Information Concerning the Meeting and Voting”.

Vote Required for the Arrangement

The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting. In addition, because of the interests of Senior Management in the transaction, as required by Canadian law the Arrangement Resolution must be approved by a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting excluding votes in respect of Common Shares held by Senior Management. Other officers and employees of Masonite who are not Senior Management may invest in the equity of Stile Holding. See “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement”. As of March 1, 2005, members of Senior Management beneficially owned a total of 532,570 Common Shares, representing less than 1% of the outstanding Common Shares. Each of the Executive Signatories has indicated to the Company his intention to vote the Common Shares he beneficially owns in favour of the Arrangement Resolution. As of December 22, 2004, each of the directors had advised the Company that he intended to vote the Common Shares beneficially owned by him in favour of the Arrangement Resolution. See “Particulars of the Arrangement – Vote Required to Approve the Arrangement”.

Proxies deposited and voting instructions given in respect of the shareholders’ meeting originally scheduled for February 18, 2005 will not be valid and will have no effect in respect of the Meeting to be held on March 31, 2005. Shareholders of record on March 1, 2005 will receive a form of proxy or voting instruction form with this Circular and the deadline for submitting proxies or voting instructions is 5:00 p.m. (Toronto time) on March 30, 2005. See “Information Concerning the Meeting and Voting”.

Description of the Arrangement

At the Effective Time of the Arrangement, the following steps will occur:

•	Stile or one or more of its Affiliates will provide (i) the Company Credit Facility Payoff Loans to Masonite (and/or one or more of its Subsidiaries) in an aggregate amount equal to the aggregate of all amounts required to repay and discharge or acquire the Company Credit Facility, (ii) a loan to Masonite in an amount equal to the total amount payable to holders of Company Options pursuant to the Plan of Arrangement and (iii) a loan to Masonite equal to the total amount payable to cancel and pay out the outstanding RSUs and DSUs granted by the Company.

•	If Stile has delivered a Debt Purchase Notice to the Company, then the Company shall, as set out in the Debt Purchase Notice, either (i) subscribe for shares of the designated Subsidiary or Subsidiaries and/or (ii) lend an amount to the Subsidiary or Subsidiaries designated in the Debt Purchase Notice provided that the total fair market value of the amounts in (i) and (ii) equals the Debt Purchase Amount.

•	Masonite and/or one or more of its Subsidiaries (as the case may be) will (i) if Stile has delivered a Debt Purchase Notice to the Company, cause the Subsidiary designated in the Debt Purchase Notice to purchase from the lenders thereof all of the lenders’ rights in and to the portion of the Company Credit Facility set out in the Debt Purchase Notice for a purchase price equal to the Debt Purchase Amount and (ii) repay in full all amounts required to repay and discharge the Company Credit Facility other than any portion of the Company Credit Facility subject to (i) above.

•	Each Cashed-out Option will be cancelled by Masonite in exchange for a cash payment by Masonite in an amount equal to the total In-the-Money Amount of such Cashed-out Option (less any required withholding taxes).

•	Each Company Option issued and outstanding immediately prior to the Effective Time, other than a Cashed-out Option or an Employee Rollover Option, will cease to represent a right to receive any Common Shares. Instead, beginning immediately after the Effective Time, the sole entitlement of a holder of such a Company Option will be to receive, upon exercise of the Company Option, a cash payment from Masonite equal to the In-the-Money Amount of such Company Option (less any required withholding taxes).

•	Each RSU and DSU will be cancelled by the Company in exchange for a cash payment by the Company in the amount of C$42.25 per RSU or DSU, as applicable (less any required withholding taxes).

•	Two minutes after the completion of the immediately preceding step, the outstanding Common Shares (excluding Employee Rollover Shares) held by Qualifying Company Shareholders will be transferred by the holders thereof to Stile without any further act or formality, in exchange for cash in the amount of C$42.25 per Common Share and Stile will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

•	The transactions in respect of the exchange of Employee Rollover Options for Replacement Options contemplated by the Employee Rollover Agreements will be deemed to occur contemporaneously with the transfers in the immediately preceding step.

Immediately following the effectiveness of the Arrangement, Stile Holding will acquire each Employee Rollover Share in exchange for C$42.25 worth of common shares of Stile Holding (except cash may be paid in lieu of issuing fractional shares). As a result of the completion of the foregoing transactions, Shareholders, other than officers and employees of Masonite who invest in Stile Holding, will no longer have an ownership interest in the Company. See “Particulars of the Arrangement”.

In the event that the Arrangement does not proceed for any reason, including because it does not receive the requisite Shareholder or Court approvals, Masonite will continue as a publicly held company and has no present plans for any material change to its business.

Fairness of the Arrangement

Position of the Special Committee and the Board as to Fairness

On November 24, 2004, the Board of Directors of Masonite (the “Board”) appointed a special committee of independent directors (the “Special Committee”) to consider the current proposal from KKR, to review the alternatives available to the Company, to conduct any negotiations with respect to a transaction involving KKR or any similar transaction, to conclude any agreements with respect to such a transaction, or to supervise management in the carrying out of any of the foregoing activities, and to consider whether any transaction proposed by KKR would be fair to the Shareholders other than Senior Management and in the best interests of the Company. The Special Committee retained Merrill Lynch as its financial advisor and retained its own legal counsel. Based on, among other things:

•	the Merrill Opinion (described below);

•	the consideration of C$42.25 per Common Share to be received by Shareholders under the Arrangement represents a 27.44% premium over the volume weighted-average trading price for the Common Shares on the TSX during the 60 trading days ended December 21, 2004 and a 21.58% premium over the closing price of the Common Shares on the TSX on December 21, 2004, the last trading day before the proposed Arrangement was announced. It also exceeds the highest price at which the Common Shares traded on the TSX prior to the date of the announcement of the transaction;

•	the fact that the consideration pursuant to the Arrangement will be paid entirely in cash which provides certainty of value;

•	the Arrangement is conditional upon the approval of the Arrangement Resolution by (i) at least two-thirds of the votes cast by Shareholders represented in person or by proxy at the Meeting and (ii) at least a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting excluding votes in respect of Common Shares held by Senior Management;

•	the Special Committee was advised by management that KKR representatives had spoken with a number of institutional Shareholders of Masonite who were opposed to the transaction at the originally offered price of C$40.20 per Common Share but who indicated a positive reaction to the revised price of C$42.25 per Common Share;

•	the fact that the Court will make a determination as to the fairness of the Arrangement;

•	the availability of the Dissent Rights; and

•	the ability of the Board, in certain circumstances, to consider and recommend approval of a Superior Proposal,

the Special Committee advised the Board on February 17, 2005 that it had concluded that the Arrangement is fair to the Shareholders other than Senior Management and in the best interests of the Company and recommended that the Board approve the Arrangement. See “Background to and Fairness of the Arrangement – Position of the Special Committee as to Fairness”. After careful consideration, members of the Board present and voting at the Board meeting on February 17, 2005 concurred with the recommendations of the Special Committee. Philip Orsino, the Chief Executive Officer of Masonite, declared his interest with respect to the Arrangement and abstained from voting. The Board unanimously recommends that the Shareholders vote to approve the Arrangement Resolution. See “Background to and Fairness of the Arrangement – Position of the Board as to Fairness”.

Fairness Opinion of Merrill Lynch

Merrill Lynch has provided the Merrill Opinion to the Special Committee and the Board stating that, as of the date of such opinion, and based upon and subject to the various factors, assumptions and limitations set forth therein, the consideration of C$42.25 per Common Share to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders other than Senior Management. A copy of the Merrill Opinion is attached to this Circular as Appendix F and should be read carefully in its entirety. See “Background to and Fairness of the Arrangement – Opinion of Merrill Lynch”.

Position of Executive Signatories as to the Fairness of the Arrangement

Each of the Executive Signatories believes the Arrangement is fair to the Shareholders other than Senior Management for many of the same reasons as the Special Committee and the Board. These reasons include:

•	the Special Committee settled with KKR the key terms of the Combination Agreement and oversaw the negotiation of the other terms of the Combination Agreement and the Arrangement, and concluded that the Arrangement is fair to the Shareholders other than Senior Management;

•	the consideration of C$42.25 per Common Share to be received by Shareholders under the Arrangement represents a 27.44% premium over the volume weighted-average trading price for the Common Shares on the TSX for the 60 trading days ended December 21, 2004 and a 21.58% premium over the closing price of the Common Shares on the TSX on December 21, 2004, the last trading day before the proposed Arrangement was publicly announced; and

•	the Arrangement is subject to the approval of the Arrangement Resolution by (i) at least two-thirds of the votes cast by Shareholders represented in person or by proxy at the Meeting and (ii) at least a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting excluding votes in respect of Common Shares held by Senior Management.

See “Background to and Fairness of the Arrangement – Position of the Executive Signatories as to Fairness”.

Position of the Stile Affiliates as to Fairness

Although the Stile Affiliates have not undertaken any formal evaluation of the fairness of the Arrangement to the Shareholders other than Senior Management, the Stile Affiliates believe that the Arrangement is substantively and procedurally fair to the Shareholders other than Senior Management. The Stile Affiliates believe this conclusion is supported by several factors, including:

•	the Special Committee settled with KKR the key terms of the Combination Agreement and oversaw the negotiation of the other terms of the Combination Agreement and the Arrangement, and concluded that the Arrangement is fair to the Shareholders other than Senior Management;

•	the Special Committee unanimously concluded that the Arrangement is fair to the Shareholders other than Senior Management and the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution;

•	the Arrangement is conditioned upon approval of the Arrangement Resolution by (i) at least two-thirds of the votes cast by Shareholders represented in person or by proxy at the Meeting and (ii) at least a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting excluding votes in respect of Common Shares held by Senior Management;

•	the consideration of C$42.25 per Common Share payable pursuant to the Arrangement represents a 27.44% premium over the volume weighted-average trading price for the Common Shares on the TSX for the 60 trading days ended December 21, 2004 and a 21.58% premium over the closing price per Common Share on the TSX on December 21, 2004, the last trading day before the proposed Arrangement was publicly announced. It also exceeds the highest price at which the Common Shares traded on the TSX prior to the date of the announcement of the transaction; and

•	completion of the Arrangement will be subject to a determination as to its fairness by the Court.

See “Background to and Fairness of the Arrangement – Position of the Stile Affiliates as to Fairness”.

Interests of Directors and Senior Officers in the Arrangement

Mr. Orsino, a director and senior officer, and certain other senior officers of Masonite have interests in the Arrangement that are different from or in addition to the interests of other Shareholders. It is a condition to Stile’s obligation to complete the Arrangement that, at the Effective Time, none of the Executive Signatories shall have resigned and they shall have invested at least US$19.5 million in the equity of Stile Holding and that certain employees and officers of Masonite (expected to be approximately 40 individuals worldwide) shall have invested at least US$25 million, including the US$19.5 million from the Executive Signatories, in the equity of Stile Holding. The total investment of the employees and officers of Masonite in Stile Holding is currently anticipated to represent approximately 5% of the equity of Stile Holding and will be made at the same price per share that funds affiliated with KKR are paying for such equity. It is expected that, following completion of the Arrangement, Stile Holding will institute a stock option plan pursuant to which employees and officers of Masonite who invest in Stile Holding will be entitled to acquire up to approximately an additional 7 to 13% of the equity of Stile Holding on a fully-diluted basis. In addition, Stile has agreed to continue indemnification arrangements and directors’ and officers’

liability insurance for the current and former directors and officers of Masonite with respect to matters occurring prior to the Effective Time. See “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement”.

The Combination Agreement

The following is a summary of certain material terms of the Combination Agreement. Shareholders should read the more detailed summary contained elsewhere in this Circular. See “The Combination Agreement” and the full text of the Combination Agreement attached as Appendix B to this Circular.

The Combination Agreement contains customary covenants and representations and warranties for an agreement of this type. In addition, Masonite has provided certain non-solicitation covenants in favour of Stile. Masonite has agreed, except as otherwise provided in the Combination Agreement, that it will not, directly or indirectly through any officer, director, employee, representative or agent of Masonite or any of its Subsidiaries or otherwise, (i) solicit, initiate, knowingly encourage or otherwise facilitate the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal, (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal, or (v) withdraw or modify or publicly propose to withdraw or modify, in a manner adverse to Stile, the approval or recommendation of the Board or the Special Committee of the Arrangement.

Masonite is permitted to respond to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal, solely by advising that no information can be given unless a bona fide written Acquisition Proposal is made, and then only in compliance with Masonite’s non-solicitation covenants. Prior to the Meeting, provided that Masonite has complied with its non-solicitation covenants, if the Board concludes in good faith, after consultation with its outside legal and financial advisors, that it would be necessary to do so in order to fulfill its fiduciary duties, the Board is permitted to consider, participate in any discussions or negotiations, or enter into a confidentiality agreement and provide information in connection with, an unsolicited, bona fide written Acquisition Proposal that the Board concludes in good faith, after consultation with its outside legal and financial advisors, is or is reasonably likely to be a Superior Proposal. The Board may, upon terminating the Combination Agreement and paying to Stile the Termination Payment, withdraw or change, in a manner adverse to Stile, its approval or recommendation in favour of the Arrangement and instead recommend a Superior Proposal to the Shareholders, but only after extending to Stile a right to match the Superior Proposal. See “The Combination Agreement – Covenants of Masonite”.

Conditions to the Arrangement

The obligations of Masonite and Stile to complete the Arrangement are subject to the satisfaction or waiver of certain customary conditions set out in the Combination Agreement. These conditions include the receipt of the requisite Shareholder approval of the Arrangement Resolution, Court approval and the receipt of certain regulatory approvals. In addition, Stile’s obligation to complete the Arrangement is subject to the satisfaction or waiver of additional conditions, including the following:

•	no Material Adverse Change shall have occurred from December 22, 2004 to the Effective Date;

•	Dissent Rights shall not have been exercised by Shareholders holding more than 15% of the outstanding Common Shares;

•	none of the Executive Signatories shall have resigned, they shall have each waived any change in control payments which they would otherwise be entitled to receive as a result of the completion of the Arrangement, they shall have invested in Stile (or its direct or indirect parent) as described under “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement” and the aggregate investment of employees and officers of Masonite in Stile (or its direct or indirect parent) shall be not less than US$25 million;

•	Stile shall have received the funds described under “Particulars of the Arrangement – Sources of Funds for the Arrangement” on the terms and conditions set forth in the commitment letters relating thereto; and

•	there shall not have occurred any actual change or amendment to (or any proposal to amend or change) the Tax Act or Code, as applicable, or other tax legislation, which individually or in the aggregate, directly or indirectly, has or could reasonably be expected to have a material adverse effect with respect to the Arrangement or Stile’s ownership of the Company, and which was not publicly announced or proposed on or prior to December 22, 2004.

See “The Combination Agreement – Conditions of Closing”.

Termination of Combination Agreement

Masonite and Stile may agree to terminate the Combination Agreement at any time before completion of the Arrangement. In addition, the Combination Agreement may be terminated:

•	by Masonite or Stile, if:

(i)	the Arrangement has not been completed by April 29, 2005, so long as failure of the terminating party to comply with the Combination Agreement has not been the cause of or resulted in the failure of the consummation of the Arrangement;

(ii)	the Shareholders do not approve the Arrangement at the Meeting by the requisite vote; or

(iii)	any law is passed that makes the Arrangement illegal or otherwise prohibited;

•	by Masonite:

(i)	if there has been a material breach by Stile of any of its representations, warranties or covenants in the Combination Agreement; or

(ii)	in order to enter into a definitive agreement with respect to a Superior Proposal provided Masonite is not in breach of its non-solicitation covenants and has paid the Termination Payment to Stile;

•	by Stile, if:

(i)	there has been a material breach by Masonite of any of its representations, warranties or covenants in the Combination Agreement;

(ii)	the Board fails to recommend or withdraws or modifies its recommendation of the Combination Agreement, the Arrangement or the Arrangement Resolution;

(iii)	the Board approves or recommends an Acquisition Proposal other than the Arrangement;

(iv)	Masonite breaches its non-solicitation covenants;

(v)	an Acquisition Proposal has been publicly made, publicly announced or otherwise disclosed before the Meeting and the Board has not sent to Shareholders or publicly disclosed a statement re-affirming its recommendation of the Arrangement; or

(vi)	the Meeting has not occurred by April 15, 2005.

See “The Combination Agreement – Termination of the Combination Agreement”.

Effect of Termination

Under certain circumstances, if the Combination Agreement is terminated, Masonite has agreed to pay to Stile the Termination Payment of C$27.4 million. Furthermore, solely in the event that the Combination Agreement is terminated because the Shareholders do not approve the Arrangement Resolution by the requisite vote, Masonite has agreed to pay US$20 million to Stile to reimburse it for currency hedging costs. See “The Combination Agreement – Termination Payment and Expenses”.

Court Approval

The Arrangement requires the approval of the Court pursuant to the Final Order. Prior to the mailing of this Circular, Masonite obtained the Interim Order authorizing and directing Masonite to call, hold and conduct the Meeting and to submit the Arrangement Resolution to the Shareholders for approval. A copy of the Interim Order is attached as Appendix C to this Circular. Subject to the requisite approval of the Arrangement Resolution by the Shareholders, the hearing in respect of the Final Order is expected to take place on April 1, 2005. The Notice of Application for the Final Order is attached as Appendix D to this Circular. See “Principal Legal Matters – Court Approval and Completion of the Arrangement”.

Other Conditions and Approvals

The completion of the Arrangement is also subject to a number of additional conditions, including receipt of certain regulatory approvals, in addition to Shareholder and Court approval, which are described in more detail under “The Combination Agreement – Conditions of Closing” and “Principal Legal Matters – Principal Regulatory Approvals”.

Rights of Dissent

Under the Interim Order, registered Shareholders have the right to dissent from the Arrangement upon strict compliance with the Plan of Arrangement and Section 185 of the OBCA. Persons who are beneficial holders of Common Shares should be aware that only registered holders of Common Shares are entitled to exercise Dissent Rights. A registered Shareholder wishing to exercise such right must ensure that the Executive Vice-President, General Counsel and Corporate Secretary of Masonite, at 1600 Britannia Road East, Mississauga, Ontario, L4W 1J2 (fax: 905-670-6870) shall have received from such Dissenting Shareholder prior to 5:00 p.m. on the last Business Day preceding the Meeting, a Notice of Dissent to the Arrangement Resolution with respect to all of the Common Shares held by such Shareholder. See “Rights of Dissenting Shareholders” and Appendix E to the Circular. It is a condition to Stile’s obligation to complete the Arrangement that Dissent Rights shall not have been exercised by Shareholders holding more than 15% of the outstanding Common Shares. Any Notice of Dissent submitted in respect of the meeting originally scheduled for February 18, 2005 will not be valid and will not constitute proper exercise of Dissent Rights in respect of the Meeting on March 31. Any Shareholder who delivered a Notice of Dissent in respect of the February 18 meeting who still wishes to dissent from the Arrangement must do so again in compliance with the procedures described under “Rights of Dissenting Shareholders” and in Appendix E to this Circular.

Stock Exchange Listings

The Common Shares will be delisted from the TSX and NYSE following the Effective Date. See “Particulars of the Arrangement – Stock Exchange Listings and Status as a Reporting Issuer”.

Canadian Federal Income Tax Considerations

A Canadian resident who holds Common Shares as capital property will generally recognize a capital gain (or capital loss) for Canadian federal income tax purposes equal to the amount by which the amount of cash received for such Common Shares under the Arrangement exceeds (or is less than) such holder’s adjusted cost base of the Common Shares. Any capital gain realized by a non-resident holder upon such holder’s disposition of Common Shares generally will not be subject to Canadian federal income taxation unless such Common Shares represent taxable Canadian property to such non-resident holder and do not constitute treaty-protected property. See “Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Consequences

For United States federal income tax purposes, the Arrangement will be treated as a taxable sale or exchange of Common Shares for cash by each Shareholder. A Shareholder who is a U.S. person for tax purposes and who, on the date on which the Arrangement is completed, holds Common Shares as a capital asset will recognize capital gain or loss by reason of the disposition of Common Shares pursuant to the Arrangement in an amount equal to the difference between the amount of cash received by the Shareholder and the Shareholder’s tax basis in its Common Shares. See “United States Federal Income Tax Consequences”.

Proxy and Payment of Consideration

Shareholders who are unable to be present at the Meeting may still vote through the use of proxies. By voting in accordance with the instructions contained in the enclosed form of proxy, registered Shareholders can participate in the Meeting through the person or persons named in the form. See “Information Concerning the Meeting and Voting” for additional information concerning voting by proxy, particularly if your Common Shares are held through an intermediary.

In order to receive payment for their Common Shares, Shareholders (who are not Dissenting Shareholders) must complete and sign the Letter of Transmittal and surrender their certificate or certificates representing their Common Shares and all other required documents. If Common Shares are held through an intermediary, Shareholders should contact that intermediary for instructions and assistance in receiving payment for those Common Shares. Computershare Investor Services Inc. is acting as the Depositary under the Plan of Arrangement. The Depositary will be responsible for receiving deposits of Common Shares, Letters of Transmittal and accompanying documentation. Stile will cause the Depositary to give notices in connection with the Plan of Arrangement, if required, and to cause payment to be made for all Common Shares acquired under the Plan of Arrangement. It is recommended that Shareholders complete and return their Letter of Transmittal to the Depositary on or before March 30, 2005. All certificate(s) representing Common Shares deposited with the Depositary may be withdrawn at or prior to the Meeting. If you have already deposited your Common Shares for payment with a properly completed Letter of Transmittal with the Depositary and do not wish to withdraw them, you do not need to do anything further. The Effective Date is expected to occur on or about April 5, 2005. See “Procedures for the Surrender of Share Certificates and Payment”.

GLOSSARY

“Acquisition Proposal” means any proposal or offer with respect to any merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid, tender offer, purchase of any assets representing greater than 20% of the fair market value of the Arrangement, or purchase of more than 20% of the equity (or rights thereto) of Masonite or a Subsidiary of Masonite, or similar transactions or series of transactions involving Masonite or any of its Subsidiaries, excluding the Arrangement.

“Affiliate” has the meaning ascribed thereto in the Securities Act.

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and conditions set out in the Plan of Arrangement attached as Schedule 1.1.A to the Combination Agreement which is attached as Appendix B to this Circular.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement as required by applicable law and the Interim Order, substantially in the form attached as Appendix A to this Circular.

“Articles of Arrangement” means the articles of arrangement of Masonite in respect of the Arrangement in the form required by the OBCA to be sent to the Director after the Final Order is made.

“Business Day” means any day on which commercial deposit taking banks are generally open for business in Toronto, Ontario and New York, New York other than a Saturday, a Sunday or a day observed as a holiday in such location under applicable laws.

“Cashed-out Option” means each Company Option in respect of which a Cash Election (as defined in the Company Stock Option Plan) has been duly made by a holder of Company Options prior to the Effective Time in accordance with the terms and conditions of the Company Stock Option Plan.

“CDS” means the Canadian Depository for Securities Limited.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Combination Agreement” means the combination agreement dated December 22, 2004 between Masonite and Stile, which was amended and restated on January 16, 2005 and was further amended and restated on February 17, 2005, and which as so amended and restated is attached to this Circular as Appendix B, including all schedules and exhibits attached thereto, as it may be further amended, modified or supplemented from time to time.

“Common Share” means a common share of Masonite.

“Company” or “Masonite” means Masonite International Corporation.

“Company Credit Facility” means the amended and restated credit agreement dated July 31, 2002, as amended on January 23, 2004, June 1, 2004 and June 23, 2004 among Masonite Holdings, Inc., Masonite, the lenders party thereto and SunTrust Bank, as Administrative Agent.

“Company Credit Facility Payoff Loans” means the loans to be made by Stile and/or one or more of its Affiliates to the Company and/or one of its Subsidiaries on the Effective Date in order to repay and discharge or acquire the Company Credit Facility.

“Company Options” means the outstanding stock options granted under the Company Stock Option Plan to purchase Common Shares.

“Company Stock Option Plan” means the Masonite International Corporation Share Option Plan, as amended and restated as of March 16, 2004, as the same may be further amended.

“Court” means the Ontario Superior Court of Justice.

“Debt Purchase Amount” means the total cost of purchasing the portion of the Company Credit Facility, as set out in the Debt Purchase Notice.

“Debt Purchase Notice” means a notice in writing provided by Stile to the Company prior to the Effective Time specifying (i) the portion of the Company Credit Facility that a designated Subsidiary of the Company shall purchase pursuant to Section 3.1(c)(i) of the

Plan of Arrangement, (ii) the Debt Purchase Amount and (iii) the manner in which the portion of the Company Credit Facility will be funded.

“Demand for Payment” means a written notice to Masonite by a Dissenting Shareholder demanding payment of the fair value of its Common Shares in compliance with the Dissent Procedures.

“Depositary” means Computershare Investor Services Inc., being the depositary appointed by the Company and Stile for the purpose, amongst other things, of exchanging certificates representing Common Shares for cash.

“Director” means the Director appointed under Section 278 of the OBCA.

“Dissent Procedures” means the dissent procedures described under “Rights of Dissenting Shareholders” and in Appendix E hereto.

“Dissent Rights” means the rights of dissent which each Dissenting Shareholder is entitled to exercise in respect of the Arrangement Resolution in compliance with the Dissent Procedures.

“Dissenting Shareholder” means a registered Shareholder who complies with the Dissent Procedures.

“DSUs” means deferred share units granted to management and certain key employees of the Company pursuant to the Company’s 2002 Deferred Share Plan effective as of October 21, 2003, as amended, and the Company’s 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended, and the deferred share units granted to directors of the Company pursuant to the Directors’ Deferred Unit Plan dated as of March 23, 2004, as amended.

“Effective Date” means the date upon which the Plan of Arrangement becomes effective as established by the date of issue shown on the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA.

“Effective Time” means 11:30 a.m. on the Effective Date.

“Employee Rollover Agreement” means a written agreement between Stile (or one of its Affiliates) and an officer or employee of the Company or its Subsidiaries in a form acceptable to the Board, (i) pursuant to which (A) Stile (or one of its Affiliates) has agreed to acquire, and such officer or employee has agreed to sell, that number of Common Shares held by such officer or employee stipulated in the agreement (if any) for consideration not exceeding C$42.25 per Common Share, which consideration consists of shares in the capital of Stile (or such Affiliate), except that cash may be paid in lieu of issuing fractional shares and/or (B) such officer or employee has agreed to dispose of that number of the Company Options held by such officer or employee stipulated in the agreement (if any) for consideration consisting solely of Replacement Options and for which the total In-the-Money Amount of such Replacement Options shall, at the time of granting such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Company Options exchanged for such Replacement Options; (ii) which has been entered into prior to the Effective Time but is to be completed immediately after the Effective Time in the case of a transaction referred to in (i)(A) or to occur contemporaneously with the transfer of Common Shares for cash pursuant to the Plan of Arrangement in the case of a transaction referred to in (i)(B); (iii) under which all conditions to closing (other than completion of the Arrangement) have been satisfied or waived as of the Effective Time; and (iv) which has not been terminated by such officer or employee or by Stile (or one of its Affiliates) as of the Effective Time.

“Employee Rollover Options” means Company Options which are to be disposed of in exchange for Replacement Options pursuant to an Employee Rollover Agreement.

“Employee Rollover Shares” means Common Shares to be acquired by Stile or an Affiliate pursuant to an Employee Rollover Agreement.

“Executive Signatories” means Philip S. Orsino, the President and Chief Executive Officer of Masonite, John F. Ambruz, the Executive Vice-President, Strategic Development of Masonite, James U. Morrison, the Executive Vice-President and Group Chief Operating Officer of Masonite and Lawrence P. Repar, the Executive Vice-President and Group Chief Operating Officer of Masonite.

“Final Order” means the final order of the Court made in connection with the approval of the Arrangement as such order may be amended or varied by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

“Interim Order” means the interim order of the Court made in connection with the approval of the Arrangement dated March 3, 2005, a copy of which is attached hereto as Appendix C.

“In-the-Money Amount” means, (i) for each Company Option, the difference between C$42.25 and the exercise price of that Company Option, and (ii) for each Replacement Option, the difference, if any, between the fair market value of each share issuable upon the exercise of such Replacement Option and the “per share” exercise price of that Replacement Option, provided that, where more than one share is issuable upon the exercise of a Replacement Option, the In-the-Money Amount of such Replacement Option will be the difference as so determined multiplied by the number of shares issuable.

“Letter of Transmittal” means the letter of transmittal delivered to Shareholders by Masonite with this Circular for use by Shareholders in connection with the Arrangement.

“Material Adverse Change” when used in connection with the Company, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or prospects of the Company or its Subsidiaries that is, or would reasonably be expected to be, material and adverse to the Company and its Subsidiaries on a consolidated basis. For certainty, “Material Adverse Change” does not include any change, effect, event or occurrence caused by or arising from (a) changes in the markets in which the Company and its Subsidiaries operate (other than changes in reaction to the announcement of the Arrangement) or (b) macroeconomic factors, interest rates, general financial market conditions, war, terrorism or hostilities, except in each case to the extent that any change, effect, event or occurrence has had a disproportionate effect on the Company and its Subsidiaries as compared to other persons in the industry in which the Company and its Subsidiaries operate.

“Material Adverse Effect” when used in connection with the Company, means any effect of a Material Adverse Change relating to the Company.

“Merrill Lynch” means Merrill Lynch, Pierce, Fenner & Smith Inc., the financial advisors to the Special Committee.

“Merrill Opinion” means the opinion dated February 17, 2005 from Merrill Lynch to the Special Committee of the Board in connection with the Arrangement, a copy of which is attached to this Circular as Appendix F.

“Notice of Dissent” means a written objection to the Arrangement Resolution made by a registered Shareholder in accordance with the Dissent Procedures.

“Notice of Special Meeting” means the notice dated March 4, 2005 of the special meeting of the Shareholders to be held to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution.

“OBCA” means the Business Corporations Act (Ontario), including the regulations made thereunder.

“Plan of Arrangement” means the plan of arrangement proposed under Section 182 of the OBCA in the form attached as Schedule 1.1A to the Combination Agreement, as modified or supplemented from time to time in accordance therewith.

“Qualifying Company Shareholders” means a Shareholder, but, for greater certainty, does not include (i) a Dissenting Shareholder or (ii) Stile or any of its Affiliates.

“Replacement Options” means options to acquire shares of Stile (or one of its Affiliates) granted in exchange for Company Options pursuant to an Employee Rollover Agreement.

“RSUs” means restricted share units granted to management and certain key employees of the Company pursuant to the Company’s 2002 Restricted Share Bonus Plan dated as of October 21, 2003, as amended and the Company’s 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as they may be amended from time to time prior to the Effective Date.

“Senior Management” means the senior officers of Masonite, including the Executive Signatories, but excluding the non-executive Chairman of the Board.

“Subsidiary” has the meaning ascribed thereto in the Securities Act.

“Superior Proposal” means any bona fide written Acquisition Proposal that, in the good faith determination of the board of directors of the Company after consultation with its financial advisors and with outside counsel, (a) is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the person making such proposal, and (b) would, if consummated in accordance with its terms be more favourable to the Shareholders from a financial point of view than the Arrangement.

“Tax Act” means the Income Tax Act (Canada).

“Termination Payment” means the payment in the amount of C$27.4 million payable by Masonite to Stile in certain circumstances pursuant to the Combination Agreement.

“Transfer Agent” means Computershare Trust Company of Canada.

INFORMATION CONTAINED IN THIS CIRCULAR

All information relating to the Stile Affiliates, KKR and any other Affiliates of KKR contained in this Circular has been provided to Masonite by KKR. The Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate.

The information contained in this Circular is given as at March 1, 2005, except where otherwise noted. No person has been authorized to give any information or to make representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Masonite or any of the Stile Affiliates. This Circular does not constitute the solicitation of an offer to acquire any securities or the solicitation of a proxy, by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation and therefore this solicitation is not being effected in accordance with such securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under United States securities laws. In connection with the Arrangement, the Company, the Stile Affiliates and the Executive Signatories will file with the United States Securities and Exchange Commission (the “SEC”) a transaction statement under Section 13(e) of the United States Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.

Certain of the financial information included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus may not be comparable to financial information of United States companies.

Enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Masonite and Stile are organized under the laws of a jurisdiction other than the United States, that some of their respective officers and directors are residents of countries other than the United States, that experts named in this Circular are residents of countries other than the United States and that all or a substantial portion of the assets of Masonite and Stile and such persons may be located outside the United States.

INFORMATION CONCERNING THE MEETING AND VOTING

Q:	What am I voting on?

A:	Shareholders are voting on the Arrangement Resolution (the full text of which is set forth on Appendix A to the Circular) approving the Arrangement which, among other things, will result in the acquisition by Stile of all of the outstanding Common Shares.

Q:	Who is entitled to vote?

A:	Shareholders as of the close of business on March 1, 2005 are entitled to vote. If you acquired your Common Shares after March 1, 2005, please refer to the answer to the question “What if ownership of shares has been transferred after March 1, 2005?” on page 13 to determine how you may vote such Common Shares.

Q:	How do I vote?

A:	There are two ways that you can vote your Common Shares if you are a registered Shareholder. You may vote in person at the Meeting or you may vote by mail, telephone or the internet in accordance with the instructions contained in the enclosed form of proxy. The persons named in the proxy or some other person you choose, who need not be a Shareholder, may be appointed by you to represent you as proxyholder and vote your Common Shares at the Meeting. If your Common Shares are held in the name of an intermediary, please see the box on page 14 for voting instructions and the information under “Additional Information for Non-Registered Shareholders”.

Q:	What if I plan to attend the Meeting and vote in person?

A:	If you are a registered Shareholder and plan to attend the Meeting on March 31, 2005 and wish to vote your Common Shares in person at the Meeting, do not vote in accordance with the procedures outlined in the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the Transfer Agent upon arrival at the Meeting. If your Common Shares are held in the name of a nominee, please see the box on page 14 and the information under “Additional Information for Non-Registered Shareholders” for voting instructions.

Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by management of Masonite and the associated costs will be borne by Masonite. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of Masonite and/or the Transfer Agent. The Company has also retained Innisfree M&A Incorporated to assist in the solicitation of proxies. Masonite will pay Innisfree US$50,000 for these services, plus a “per call” fee for each telephone call to shareholders made by Innisfree and reimbursement of Innisfree’s costs and expenses in connection with the solicitation.

Q:	What if I sign the form of proxy enclosed with this Circular?

A:	Signing the enclosed form of proxy gives authority to Peter Crossgrove or Howard Beck, each of whom is a director of Masonite, or to another person you have appointed, to vote your Common Shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my Common Shares?

A:	Yes. Write the name of this person, who need not be a Shareholder, in the blank space provided in the form of proxy.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Common Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of the Transfer Agent.

Q:	What do I do with my completed proxy if I am voting by mail?

A:	Return it to the Transfer Agent so that it arrives not later than 5:00 p.m. (Toronto time) on March 30, 2005. This will ensure your vote is recorded.

Q.	When are proxies due if I am voting by telephone or the internet?

A:	These proxies are due at the same time as those that are sent by fax or by mail, namely by 5:00 p.m. (Toronto time) on March 30, 2005.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the Shareholder is a corporation, by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the head office of Masonite no later than 5:00 p.m. (Toronto time) on March 30, 2005 or to the Chairman on the day of the Meeting, March 31, 2005, or any adjournment of the Meeting.

Q:	How will my Common Shares be voted if I give my proxy?

A:	The persons named on the form of proxy must vote your Common Shares for or against the Arrangement Resolution, or abstain from voting your Common Shares, in accordance with your directions. In the absence of such directions, however, your Common Shares will be voted IN FAVOUR OF the Arrangement Resolution.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:	The person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters that may properly come before the Meeting.

As at the time of printing this Circular, management of Masonite knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many Common Shares are entitled to vote?

A:	As of March 1, 2005, there were outstanding 54,819,531 Common Shares of Masonite. Each Shareholder has one vote for each Common Share held at the close of business on March 1, 2005. To the knowledge of the directors and management of Masonite, no one person owns or exercises control or direction over more than 10% of the outstanding Common Shares of Masonite.

Q:	What if ownership of Common Shares has been transferred after March 1, 2005?

A:	The person who acquired such Common Shares after March 1, 2005 must produce properly endorsed share certificates or otherwise establish that he or she owns the Common Shares and must ask Masonite no later than 5:00 p.m. (Toronto time) on March 21, 2005 that their name be included in the list of Shareholders before the Meeting in order to be entitled to vote these Common Shares at the Meeting.

Q:	Who counts the votes?

A:	The Transfer Agent counts and tabulates the proxies. This is done independently of Masonite to preserve the confidentiality of individual Shareholder votes. Proxies are referred to Masonite only in cases where a Shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	Is a proxy or voting instructions I submitted to vote my Common Shares at the shareholders meeting called for February 18, 2005 valid for the Meeting?

A:	No. You must submit a new proxy or provide new voting instructions in order for your vote to be counted at the Meeting.

Q:	If I need to contact the Transfer Agent, how do I reach them?

A:	You can contact the Transfer Agent by mail at:	or by telephone:
	Computershare Trust Company of Canada	-within Canada and the United States at 1-800-564-6253
	100 University Avenue	-all other countries at 1-514-982-7555
Toronto, Ontario
M5J 2Y1

Q:	If my Common Shares are not registered in my name but are held in the name of an intermediary (a bank, trust company, securities broker, trustee or other), how do I vote my Common Shares?

A.	Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Company or the Transfer Agent can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them. The directors and officers of Masonite do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to Masonite. See “– Additional Information for Non-Registered Shareholders” below.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward the meeting materials and voting instructions to beneficial holders. Beneficial holders who receive meeting materials from an intermediary will generally either be provided with:

(i)	a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(ii)	more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

Additional Information for Non-Registered Shareholders

The Circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares – those who object to their name being made known to the Company (called OBOs or Objecting Beneficial Owners) and those who do not object to the Company knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Beginning on September 1, 2002, provided the Company complied with the applicable provisions of Canadian securities legislation, the Company could request and obtain a list of its NOBOs from intermediaries via the Transfer Agent. However the list of NOBOs could not be used for the distribution of proxy-related materials directly to NOBOs prior to September 1, 2004. Masonite has decided to take advantage of those provisions of securities legislation that permit it to directly deliver the Meeting materials to its NOBOs. If you are a non-registered Shareholder and Masonite or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.

By choosing to send these materials to you directly, Masonite has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent, or one of its affiliates. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent provides both telephone and internet voting as described in the VIF itself which contains complete instructions. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

BACKGROUND TO AND FAIRNESS OF THE ARRANGEMENT

History of Discussions Between Masonite and KKR

In early October 2003 at a meeting between Scott Nuttall of KKR and representatives of Scotia Capital Inc., Mr. Nuttall inquired as to whether Scotia Capital had a relationship with Masonite and could arrange a meeting with Philip Orsino, the President and Chief Executive Officer of Masonite. The representatives also discussed the possibility of a transaction between KKR, Masonite and another building products company. Scotia Capital is a co-manager in Masonite’s principal banking syndicate and is also the lead lender to a Chilean subsidiary of Masonite. Later that month, at a meeting at Scotia Capital held for an unrelated purpose, a Scotia Capital representative mentioned to Mr. Orsino the possibility that KKR might be interested in participating in a transaction involving Masonite and another building products company. The Scotia Capital representative asked Mr. Orsino whether he would be willing to meet with representatives of KKR to explore such an idea. Mr. Orsino indicated that he would be prepared to meet with KKR.

In November 2003 Mr. Orsino met with Paul Raether, Mr. Nuttall and Tagar Olson of KKR and presented a brief description of Masonite, its history and strategy. These discussions were continued in December 2003, during which time KKR indicated to senior members of Masonite management, including Harley Ulster, Executive Vice President, General Counsel and Corporate Secretary, KKR’s willingness to pursue a number of possible transactions, including a transaction involving KKR, the Company and another building products company. At Masonite’s request, KKR executed a confidentiality and standstill agreement at this time. Also during this period, KKR presented materials regarding its history and strategy in making leveraged acquisitions. Over the next several weeks, Mr. Orsino informally advised certain members of the Masonite Board of his having met with KKR.

At a meeting of the Masonite Board on February 10, 2004, Mr. Orsino advised the full Board of the discussions with KKR, at which time the Board authorized Mr. Orsino to continue the discussions. In late February 2004 Messrs. Raether and Olson of KKR visited Masonite’s Laurel, Mississippi facility and met there with a number of senior members of Masonite’s management, including Messrs. Orsino, Ulster, John Ambruz, Executive Vice-President Strategic Development, James Morrison, Executive Vice President and Group Chief Operating Officer, Lawrence Repar, Executive Vice President and Group Chief Operating Officer and Robert Tubbesing, Executive Vice President Finance. By this time, the parties were no longer contemplating a transaction involving the other building products company. In March 2004 KKR presented to Masonite management illustrative materials for a transaction solely with respect to Masonite, as well as a description of customary terms for management investment in a transaction of this type.

The status of discussions with KKR was reviewed at Masonite Board meetings on March 16 and March 23, 2004. Mr. Ulster and Paul Bernards, Masonite’s Executive Vice President and Chief Financial Officer, participated in the March 16 Board meeting and Messrs. Ambruz and Ulster participated in the March 23 Board meeting. At the March 16 meeting, Mr. Orsino reported that, based on these discussions, he had doubts about the feasibility of a transaction with KKR because he believed KKR would not pay an attractive price. After discussion, the Board agreed with Mr. Orsino’s assessment and instructed him to advise KKR that at this time the Board did not believe that further discussions would be productive. Mr. Orsino reported at the March 23 Board meeting that discussions had been terminated.

There were no further discussions with KKR until July 2, 2004, when KKR representatives, including Messrs. Raether and Nuttall, met with Messrs. Orsino and Ambruz and suggested re-opening discussions regarding a possible transaction. At this time, KKR communicated a preliminary valuation indication of C$40.00 to C$42.00 per Common Share (US$30.26 to US$31.77 based on the average exchange rate for July 2004 of US$1.00 = C$1.3219). KKR’s preliminary valuation range was based on information regarding Masonite that was publicly available to KKR at such time as well as KKR’s view as to existing general economic factors such as interest rates and exchange rates and the housing market in particular.

In the remainder of July and until mid-August, there were no further significant contacts between representatives of KKR and representatives of Masonite. For much of that time, various Masonite officials were either involved in other transactions for the Company or were travelling on business or vacation. There were two meetings in mid-August between Mr. Ambruz of Masonite and Messrs. Raether, Nuttall and Olson of KKR and a third meeting on August 27 between Messrs. Orsino and Ambruz and Mr. Raether to discuss the logistics of KKR’s possible due diligence. At a Masonite Board meeting held on August 30, 2004, Mr. Orsino reported that KKR had made a renewed request to undertake discussions regarding a potential acquisition of Masonite and that, based on discussions with KKR, he now felt that a transaction attractive to Shareholders might be achievable. Mr. Orsino’s view in this regard was influenced by the facts that KKR’s recent preliminary valuation indication of C$40.00 to C$42.00 per share represented a premium in the range of 25 to 33 1/3% over the then current market value of Masonite’s Common Shares and a potentially attractive valuation for the Company’s Common Shares. It also appeared to Mr. Orsino that KKR was becoming more serious about a transaction. At this meeting, the Board authorized management to make available to KKR certain financial information. Mr. Ambruz also participated in the August 30 Board meeting.

In September 2004, Mr. Ambruz explored in meetings and telephone conversations with Messrs. Raether, Nuttall and Olson of KKR the structure of a potential leveraged buy out transaction, including desirable levels of leverage, the amount of equity that would be required, possible covenants under any debt facilities that would be used in the acquisition, the potential for strategic growth of the Company following such a transaction, the requirement for investment by management and illustrative terms for such investment.

On October 4, 2004, Philip Lieberman and David Potter of Scotia Capital, members of Masonite’s senior management (including Messrs. Ambruz, Bernards, Orsino, Repar, Ulster and Christopher Virostek, Masonite’s Controller) and Messrs. Raether, Nuttall and Olson of KKR met at Masonite’s research facility in West Chicago, Illinois for discussions of a “due diligence” nature. At this time, certain additional financial information, including five-year financial models, were reviewed with KKR. The models consisted of two scenarios designed to show the effects of certain hypothetical assumptions regarding annual sales growth and cost savings and did not take into account other relevant factors relating to the Company’s future business and prospects. Accordingly, these models did not reflect management’s view of the most likely outcomes as to the Company’s future financial performance. The Company does not typically prepare five year financial projections and these models were prepared and provided to KKR solely to assist their analysis of the Company. See “– Masonite’s Financial Models and Projections”.

At a Masonite Board meeting held on October 20, 2004, management presented to the Board the two five-year financial models that had been provided to KKR, together with a third model based on different assumptions. Following a review of these models, the Board instructed management to prepare financial projections to include assumptions relating to future acquisition scenarios by the Company and other assumptions, including the effects of the housing cycle, materials costs and currency fluctuations. Mr. Orsino indicated that KKR continued to discuss a preliminary valuation indication, subject to further due diligence, for the Company’s shares in the range of C$40.00 to C$42.00 (US$31.85 to US$33.44 based upon the prevailing exchange rate of US$1.00 = C$1.2560). Mr. Orsino and Messrs. Ambruz, Bernards, Morrison, Repar, Tubbesing and Ulster, the other members of management present, then left the meeting and the Board continued its deliberations. The Board invited Mr. Orsino to rejoin the meeting and authorized him to continue discussions with KKR and to provide additional due diligence information.

At a Board meeting held on November 24, 2004, Mr. Orsino reported that KKR was still engaged in due diligence but that, because of a significant decline in the value of the US dollar as compared with the Canadian dollar since the summer, KKR was proposing a value of C$39.00 (equivalent to US$32.94 based on the prevailing exchange rate) per Common Share. Mr. Orsino indicated to the Board that he had told KKR that he was quite certain that the Board would not accept a price below C$40.00 per Common Share. When asked by the Board if in his view KKR would be likely to increase its price, Mr. Orsino responded that in his view KKR may be willing to raise its price provided it becomes satisfied with the results of its due diligence and subject to negotiating an acceptable combination agreement. Mr. Orsino also reported to the Board that, as a condition of any possible transaction, KKR would require management to remain in place and to invest in approximately 5% of the equity of the acquisition vehicle at the same price per share as the KKR investment funds would pay. Mr. Orsino reported on the possible terms for such management investment that had been outlined by KKR, including the provision of stock options subject to vesting over five years and achieving performance milestones. Mr. Orsino explained that it was his understanding that these terms were typical in leveraged buyouts generally and for KKR-sponsored leveraged buyouts in particular. Messrs. Ambruz and Ulster were also present at this Board Meeting.

As the Board believed that there was now a real possibility of a transaction being entered into that would include management investment in the resulting company, the Board appointed the Special Committee, consisting of Messrs. Peter Crossgrove (Chair), Howard Beck, John Cassaday and Alan McFarland. The mandate of the Special Committee was to consider the current proposal from KKR, to review the alternatives available to the Company, to conduct any negotiations with respect to a transaction involving KKR or any similar transaction, to conclude any agreements with respect to such a transaction, or to supervise management in the carrying out of any of the foregoing activities, and to consider whether any transaction would be fair to the Shareholders of Masonite other than Senior Management and in the best interests of Masonite.

The Special Committee met for the first time on November 24, 2004 to discuss organizational matters, including retaining independent counsel and a financial advisor, and their legal obligations. The Special Committee met again on November 26, 2004, and determined that the Chair would approach independent counsel and that Mr. Beck would approach a potential independent financial advisor. The members of the Special Committee also discussed the information that the Committee would require and the legal matters that might arise during the course of considering a potential transaction. The Chair of the Special Committee retained William K. Orr (then of Heenan Blaikie LLP and now of Fasken Martineau DuMoulin LLP) to act as counsel to the Special Committee.

The Special Committee met twice on November 29, 2004 to discuss terms of engagement of a financial advisor. On December 1, 2004 the Special Committee met to review the proposal put forward by Merrill Lynch and determined to engage Merrill Lynch to be its financial advisor. The Special Committee had approached another potential financial advisor on November 26, 2004 and had engaged in discussions with that investment bank concerning its potential engagement until November 29, 2004. The Special Committee entered into discussions on November 29, 2004 with Merrill Lynch. Merrill Lynch informed the Special Committee that it had in the past provided financial and advisory services to KKR and/or its affiliates and had received fees for the rendering of such services. Indeed, the Special Committee was aware of the fact that given the nature of KKR’s business and the large number of its affiliates, most, if not all, potential financial advisors with qualifications, expertise and reputation similar to those of Merrill Lynch most likely had in the past provided financial and/or advisory services to KKR and/or its affiliates similar to the services provided by Merrill Lynch and had received similar fees for rendering such services. The Special Committee did not consider Merrill Lynch’s prior relationship with KKR and/or its affiliates, including the fact that Merrill Lynch has received compensation from such persons, to be material in the context of this transaction and concluded that Merrill Lynch would be independent for the purposes of providing financial advice to the Special Committee. A number of factors, including fee negotiations and the qualifications, expertise and reputation of Merrill Lynch in both the United States and Canada in cross-border transactions, resulted in the Special Committee choosing Merrill Lynch over the other potential advisor with whom discussions had been held. Mr. Crossgrove met again on December 2, 2004 with representatives of Merrill Lynch to discuss the role of Merrill Lynch as financial advisor to the Special Committee and with counsel to review the Special Committee’s legal obligations.

During the course of its meetings, the Special Committee considered whether it was appropriate to accept a transaction proposal from KKR without having first solicited other offers for the Company, or “auctioning” the Company as such a procedure is commonly referred to. The Special Committee considered the risk to both the Company and a possible transaction with KKR from a pre-announcement auction process. The Special Committee considered the potentially disruptive effects on the Company’s relationships with its customers and suppliers, as well as on the Company’s employees and operations, from a publicly disclosed auction process. The Special Committee also considered that a process of selective contacts on a confidential basis would also pose risk of leaks and therefore have similar disruptive effects. At the same time, the Special Committee believed that there would be very few, if any, industry buyers for the Company likely to emerge both because of the large size of any such transaction and because industry buyers of sufficient size would be likely to encounter antitrust issues that would be impediments to completing a transaction. The Special Committee also noted the advice that it had previously received from the Company’s management that since the merger of Premdor Inc. and Century Wood Door Limited in 1989 the Company had never been approached with a proposal to be acquired, notwithstanding the absence of a controlling shareholder. For all these reasons, instead of conducting an auction, the Special Committee decided to negotiate with KKR and focus considerable attention in such negotiations on ensuring that the terms of any agreement with KKR would give an opportunity for other potential acquirors and competing offers to surface post-agreement through the mechanisms of a “fiduciary out” and a low termination payment.

Also during the course of its meetings, the Special Committee considered that it was unlikely that the Company could practicably be converted to a Canadian income trust and therefore did not give substantial weight to Canadian income trust valuation models.

Apart from continuing the “status quo”, the Special Committee did not consider other alternatives available to the Company because the Company’s performance was strong and no determination had been made to sell the Company or to review strategic alternatives. See “Reasons for the Arrangement – From Masonite’s Perspective”.

The Special Committee met on December 7, 2004 to receive an update on the status of discussions with KKR and to discuss with Dan Mida, Mike Boyd and Jeff Kaplan, managing directors of Merrill Lynch, and Jason Cho, an associate of Merrill Lynch, the financial analysis work that Merrill Lynch had undertaken to date. The Special Committee adjourned while the Board met to discuss the financial outlook for Masonite and subsequently reconvened to discuss the financial outlook for Masonite with Merrill Lynch. Certain members of the Special Committee met with senior management, including Messrs. Ambruz, Orsino and Ulster, and representatives of Merrill Lynch following the Special Committee meeting.

The Board met on December 9, 2004 at the request of the Special Committee to review the financial models and projections that management had made available to Merrill Lynch. These consisted of the three models that had been reviewed by management with the Board on October 20, 2004 and the two projections that management had prepared following the Board’s instructions in October. The Board at the December 9, 2004 meeting concurred with management’s view that the projection that was referred to as “Case No. 4” reflected the most realistic assumptions regarding the future financial performance of Masonite. See “– Masonite’s Financial Models and Projections”. Messrs. Ambruz and Ulster also participated in this Board meeting.

On December 14, 2004 the Special Committee met again with representatives of Merrill Lynch (including Messrs. Boyd, Cho, Mida and Brian Hogan, a director at Merrill Lynch) and had extensive discussions with them about their preliminary analysis of the transaction. Merrill Lynch summarized Masonite’s recent and historical stock price performance and reviewed with the Special Committee the various types of valuation methodologies that Merrill Lynch anticipated using in connection with its analysis. Merrill Lynch also discussed with the Special Committee the Case No. 4 financial projections, compared those financial projections with analysts’ research and consensus estimates as reported by First Call Corporation and described how the financial projections would be used for purposes of Merrill Lynch’s valuation methodologies. Merrill Lynch expressed informal views as to valuation ranges for Masonite that might result from its analysis. The Special Committee designated Messrs. Crossgrove and McFarland to meet with representatives of KKR to ascertain what offer KKR was prepared to make and report back to the Special Committee. Messrs. Crossgrove and McFarland met with Messrs. Raether and Nuttall of KKR in New York City on December 15, 2004. At that meeting KKR proposed a price per Common Share of US$32.25 and a termination payment of US$1.00 per Common Share (equivalent to C$39.44 and C$1.2230, respectively, based on the prevailing exchange rate).

The Board met on December 15, 2004 to hear a report of the meeting that Messrs. Crossgrove and McFarland had with KKR, to be updated with respect to the work performed by Merrill Lynch and to deliberate with respect to the potential transaction. Following that meeting, Messrs. Crossgrove and McFarland communicated with KKR representatives (including Messrs. Raether and Nuttall) by telephone and indicated to them that their price needed to be improved, the termination payment was too high and that the price had to be denominated in Canadian dollars. The Board met on December 16, 2004 and held lengthy discussions concerning the negotiations that had taken place with KKR with respect to the proposed transaction and the price and terms of a transaction. After this discussion, the Board asked Mr Orsino and the Company’s advisors to leave the meeting, and the remaining directors met separately with the Special Committee’s legal advisors. It was determined that Messrs. Crossgrove and McFarland should communicate with KKR and indicate that the Board would entertain a price of C$43.50. The Board met on December 17, 2004 to receive a report from Messrs. Crossgrove and McFarland with respect to their discussions earlier that day with Messrs. Raether and Nuttall of KKR. They reported that they had advised KKR that the Board would entertain a price of C$43.50 and a termination payment of not more than C$0.50 per Common Share. They further reported that KKR’s response was that C$43.50 was unacceptable. The Board instructed Messrs. Crossgrove and McFarland to ask for KKR’s best and final offer.

Messrs. Crossgrove and McFarland spoke again late that night with Messrs. Raether and Nuttall of KKR and on December 18, 2004 reported back to a group of Board members that KKR had responded that KKR would pay C$40.00 per Common Share and no more, but that KKR would accept a termination payment of C$0.50 per Common Share. In determining the prices offered between December 15 and 17, KKR took into account the information disclosed to KKR in connection with its due diligence investigation of Masonite, current market conditions including interest rates and exchange rates and KKR’s views as to the prospects of the Company and the industry in which the Company operates. Detailed discussions among the Board members ensued concerning the terms of the proposed transaction. In these discussions the Board members present, including members of the Special Committee present, informally reached a consensus that a price per Common Share of C$40.00 was supportable in principle, based in part on the discussions that had already taken place with Merrill Lynch regarding its preliminary analysis and assuming that all other terms of the transaction were resolved satisfactorily. Accordingly, it was deemed appropriate for detailed negotiations with respect to the Combination Agreement to continue. On December 19, 2004 Messrs. Crossgrove and McFarland met with the legal and financial advisors to the Special Committee primarily for an update from Mr. Boyd of Merrill Lynch with respect to its ongoing analysis of the potential transaction. Merrill Lynch discussed with Messrs. Crossgrove and McFarland its progress on completing its financial analysis with respect to the proposed transaction. The update on December 19, 2004 was provided in the context of a proposed price having been put forward by KKR.

During the day and well into the nights of December 20 and 21, representatives of KKR and its counsel met with representatives of the Company and its counsel and counsel to the Special Committee on several occasions to negotiate the terms of the Combination Agreement. Counsel for the Special Committee reported at various points over these two days to the Chairman of and to the entire Special Committee on the progress of the negotiations, and received instructions as to the position to take on various matters. Counsel for the Special Committee was particularly focused on the fiduciary out provisions, in order to ensure that there would be an opportunity for other potential acquirors and competing offers to surface.

On December 20, 2004 the Board met late in the afternoon to receive an update with respect to the revised draft Combination Agreement that had been received on the weekend and with respect to the negotiations that had been carried out throughout the day with respect thereto. Messrs. Ambruz and Ulster participated in this Board meeting. The Special Committee met early in the morning on December 21, 2004 to consider the status of the documentation of and other legal matters relating to the proposed transaction and to receive an update from Merrill Lynch with respect to its financial analysis of the proposed transaction. The Special Committee met again on December 21, 2004 to review the status of the proposed transaction including price, size of the termination payment and financing. The Special Committee also reviewed all open issues.

On the morning of December 22, 2004 after discussions with certain members of the Special Committee, Messrs. Crossgrove and Orsino approached KKR representatives including Messrs. Raether and Nuttall to seek an increase in the proposed purchase price. After further negotiations, KKR increased its offer to C$40.20 per Common Share and indicated it was their final offer. Later the same day, the Special Committee met to consider the terms of the transaction as discussed with KKR. The Special Committee was of the view that no price higher than C$40.20 would be obtainable from KKR. Merrill Lynch provided its report to the Special Committee and concluded by delivering to the Special Committee its oral opinion, subsequently confirmed in writing as of the same date, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in its opinion as of such date, the

C$40.20 consideration to be received by the Shareholders pursuant to the transaction was fair, from a financial point of view, to the Shareholders. Based upon all relevant factors they considered material, including the opinion of Merrill Lynch, the Special Committee concluded that the transaction was fair to Shareholders other than Senior Management and in the best interests of Masonite and determined unanimously to recommend to the Board that the Board approve the transaction and that the Board recommend that Shareholders vote in favour of the proposed transaction.

The Board met on December 22, 2004 immediately following the meeting of the Special Committee to receive a summary of the combination agreement, an update on the price to be offered in the proposed transaction and the recommendation of the Special Committee described above. Messrs. Ambruz and Ulster also participated in this meeting, along with legal advisors to the Company and the Special Committee. After careful consideration of the Special Committee’s conclusions, the opinion of Merrill Lynch as to the fairness, from a financial point of view, of the consideration to be received by the Shareholders in the proposed transaction, the advice of legal counsel to the Board and the Special Committee and the other factors considered by the Special Committee, the members of the Board present and voting at the Board meeting concurred with the recommendations of the Special Committee and concluded that the transaction was fair to the Shareholders other than Senior Management and in the best interests of Masonite and the Shareholders and resolved to recommend that Shareholders vote in favour of the proposed transaction. At such meeting, Philip Orsino, the President and Chief Executive Officer of Masonite, declared his interest with respect to the transaction and abstained from voting.

After the close of markets on December 22, 2004, the combination agreement was signed and a press release was issued.

Beginning the week of January 31, 2005, Messrs. Crossgrove, Orsino and Ambruz, sometimes accompanied by Messrs. Morrison and Repar of Masonite, met with or called approximately 40 large Masonite Shareholders to discuss the proposed transaction. A number of these Shareholders expressed concerns with respect to the proposed transaction and stated that they could not support the price of C$40.20 per share because it was too low. In some cases the Shareholders told the Masonite representatives the price or price range at which they would be prepared to approve the proposed transaction. Some Shareholders were supportive of the proposed transaction at the bid price of C$40.20. Following these Shareholder conversations, Messrs. Crossgrove, Orsino and Ambruz communicated the views of Shareholders to KKR representatives, including Messrs. Raether, Nuttall, Olson and Billy Butcher.

On Tuesday, February 15, Masonite’s Board met and approved the issuance of a press release announcing the unaudited financial results of Masonite for the fourth quarter and the year ended December 31, 2004. At this meeting, which was also attended by Messrs. Ambruz, Bernards, Morrison, Tubbesing and Ulster and by Masonite’s outside counsel, Messrs. Crossgrove and Orsino reported on the discussions with Shareholders that had taken place during the previous two weeks. They indicated that, as a result of the fact that many Shareholders thought the price of C$40.20 was too low, the proposed transaction might not be approved. The Board then discussed whether KKR would be likely to increase the offer price. Mr. Orsino stated that, although he, Mr. Crossgrove and Mr. Ambruz had reported Shareholder views to KKR, he did not know whether KKR would be willing to increase the price.

In the late afternoon of February 16, Messrs. Raether and Nuttall of KKR telephoned Messrs. Orsino and Ambruz and indicated that, because of the information provided by Masonite regarding investor sentiment and the emerging voting pattern, which indicated that the proposed transaction was unlikely to be approved by the Shareholders, KKR was considering contacting Masonite’s largest Shareholders directly to discuss a possible increase in the price. Messrs. Orsino and Ambruz agreed with KKR that direct contact by KKR appeared appropriate in the circumstances. During the telephone call, KKR requested that, in the event such conversations resulted in KKR increasing the consideration to be paid in the transaction, the combination agreement should also be revised to provide that, in the event that any such revised proposal subsequently was not approved by Masonite’s Shareholders, Masonite would pay US$25 million to KKR to reimburse KKR for currency hedging expenses it anticipated incurring prior to the closing. Mr. Orsino undertook to arrange for meetings of the Special Committee and the Board for the following afternoon.

On the morning of February 17, Mr. Ambruz provided a list of large Masonite Shareholders to KKR together with their contact information. Later that morning, the Special Committee’s counsel alerted Merrill Lynch to a possible change in transaction terms that might be forthcoming later that day. KKR representatives spoke with a number of Masonite Shareholders by telephone on February 17 to attempt to ascertain what price they would find acceptable.

Meetings of Masonite’s Special Committee and then its Board were held late in the afternoon of February 17, in the expectation of receiving an improved offer from KKR. These meetings were also attended by Messrs. Ambruz and Ulster, Masonite’s outside counsel, counsel to the Special Committee and representatives of Merrill Lynch. Shortly after these meetings were convened, KKR proposed an improvement in its offer price to C$42.00 per share and a currency hedging expense reimbursement of US$25 million payable by Masonite on termination of the transaction in various circumstances.

The Special Committee and the Board discussed with their legal and financial advisors the alternatives available to the Company in the context of KKR’s revised offer. After those discussions, the Special Committee determined that the best course of action was to negotiate an improved transaction with KKR. After a series of discussions with KKR, KKR advised that it was prepared to improve the price offered to C$42.25 provided that Masonite accept US$20 million of hedging expense reimbursement payable solely in the event the revised transaction failed to receive the requisite Shareholder approvals.

The Special Committee determined, based on all relevant factors they considered material, subject to receipt of a revised fairness opinion from Merrill Lynch, that the proposed transaction, as revised in accordance with the price increase and hedging expense reimbursement proposed by KKR, was fair to the Shareholders other than Senior Management and in the best interests of the Company and recommended that the Board approve the proposed transaction, as revised. The Board, relying on substantially the same analyses as had been made by the Special Committee, unanimously (Mr. Orsino abstaining) concluded that the proposed transaction as revised was fair to the Shareholders other than Senior Management and in the best interests of the Company and resolved to recommend that Shareholders vote to approve the proposed transaction as revised, subject to receipt by the Special Committee of Merrill Lynch’s revised fairness opinion, execution of a satisfactory revised combination agreement and receipt of evidence of a revised equity commitment letter.

During the afternoon and early evening of February 17, representatives of Merrill Lynch spoke with Messrs. Orsino and Ambruz regarding the status of Masonite’s business and outlook and changes that had occurred thereto since the date of Merrill Lynch’s original fairness opinion. Messrs. Orsino and Ambruz stated to the Merrill Lynch representatives that, as indicated by the Company’s recently published fourth quarter results and their current view of the Company’s outlook, there had been no material change in the Company’s business or outlook since the date of the original fairness opinion.

Meanwhile, on February 17, 2005 Stile entered into separate agreements with Eminence Capital, LLC and Sandler Capital Management, which, together with certain of their respective affiliates, held 3,900,000 and 1,192,340 Common Shares, respectively, representing approximately 7.1% and 2.2%, respectively, of the Company’s outstanding Common Shares as of such date. Pursuant to the agreements, and subject to the terms and conditions contained in the agreements, each of these Shareholders has agreed, among other things:

•	to vote all of the Common Shares held by it and certain of its affiliates in favour of the Arrangement and any actions required in furtherance thereof, and not to grant any proxies or enter into any agreements with respect to the voting of such Common Shares; and

•	not to sell, transfer or otherwise dispose of any of its or certain of its affiliates’ Common Shares or enter into any agreements in connection therewith.

The agreements also provide that they will terminate if the Combination Agreement is terminated because of the existence of a Superior Proposal.

On February 17, 2005, Stile received a letter from Greystone Managed Investments Inc., which, as of the date of the letter, held 2,460,619 Common Shares representing approximately 4.5% of the Company’s outstanding Common Shares as of such date. Pursuant to the letter, Greystone confirmed, based upon its understanding of the present circumstances and terms of the Arrangement, that:

•	it intended to exercise any and all voting control it had over the Common Shares held by it in support of the Arrangement and to vote all of such Common Shares in favour of the Arrangement and any actions required in furtherance thereof; and

•	it had no present intention to sell, transfer or otherwise dispose of any of its Common Shares or enter into any agreements or to grant any proxies with respect to the voting of such Common Shares.

The letter was intended as an indication of Greystone’s support of the Arrangement and of its intentions as of the date of the letter and does not constitute a legally binding obligation on the part of Greystone.

Later in the evening of February 17, Merrill Lynch provided to the Special Committee its oral opinion, subsequently confirmed in writing as of the same date, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in the Merrill Opinion, the consideration of C$42.25 per Common Share to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders other than Senior Management. The Special Committee also received a copy of a revised equity commitment letter to Stile from a fund affiliated with KKR. Subsequently that evening, the second amended and restated combination agreement was signed and Masonite issued a press release announcing revised transaction terms and the rescheduling of the Meeting to March 31, 2005 and the record date to March 1.

The Board unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

Position of the Special Committee as to Fairness

In reaching its conclusion that the Arrangement is substantively fair to the Shareholders other than Senior Management, and that the Arrangement is in the best interests of Masonite, the Special Committee considered and relied upon a number of factors including the following:

•	their understanding of the Company and its industry and their assessment that while the Company has experienced favourable growth in EBITDA, net income and share price over the past several years, there is no guarantee of the future prospects of the Company, and many factors beyond the Company’s control may affect the Company’s future rate of growth including the consolidation in the Company’s major North American and Western European markets, higher input costs, a cyclical stabilization or slowdown in the housing industry and the higher business and execution risks associated with the Company’s growth in emerging markets, any of which may negatively impact the Company’s future sales and earnings. See “Reasons for the Arrangement – From Masonite’s Perspective”;

•	the Merrill Opinion to the effect that, as of the date of the Merrill Opinion, and based upon and subject to the various factors, assumptions and limitations set forth therein, the consideration of C$42.25 per Common Share to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders other than Senior Management;

•	the consideration payable under the Arrangement represents a 27.44% premium over the volume weighted-average trading price for the Common Shares on the TSX for the 60 trading days ended December 21, 2004 and a 21.58% premium over the closing price per Common Share on the TSX on December 21, 2004, the last trading day before the Arrangement was publicly announced. It also exceeds the highest price at which the Common Shares traded on the TSX prior to the date of the announcement of the transaction and represents a premium of 43.85% over the 52 week intraday low price of the Common Shares on the TSX (the Special Committee used the 52 week intraday low price of the Common Shares on the TSX in order to compare the consideration payable under the Arrangement to the lowest trading price of the Common Shares on the TSX during the 52-week period);

•	the consideration payable under the Arrangement is 32% higher than the highest purchase price the Company paid in purchases of Common Shares, as described under “Purchases and Sales of Common Shares”;

•	the consideration pursuant to the Arrangement will be paid entirely in cash which provides certainty of value;

•	the Special Committee was advised by management that KKR representatives had spoken with a number of institutional Shareholders of Masonite who were opposed to the transaction at the originally offered price of C$40.20 per Common Share but who indicated a positive reaction to the revised price of C$42.25 per Common Share; and

•	the track record of KKR for success in completing similar transactions.

The Special Committee believes the Arrangement is procedurally fair to the Shareholders other than Senior Management because:

•	the Special Committee, which was essentially acting on behalf of and for the benefit of the Shareholders other than Senior Management, was established and settled with KKR the key terms of the Combination Agreement, oversaw the negotiation of the other terms of the Combination Agreement and the Arrangement and ultimately concluded that the Arrangement is fair to the Shareholders other than Senior Management;

•	the Special Committee retained independent financial and legal advisors;

•	the Arrangement Resolution will be subject to the approval of at least (i) two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and (ii) a majority of the votes cast by Shareholders present in person or by proxy at the Meeting, excluding votes in respect of Common Shares held by Senior Management;

•	completion of the Arrangement will be subject to a determination as to its fairness by the Court;

•	registered Shareholders who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Common Shares and obtain “fair value” pursuant to the exercise of the Dissent Rights; and

•	the Combination Agreement provides Masonite with the ability to consider other Acquisition Proposals and to terminate the Combination Agreement in order to recommend, approve or accept a Superior Proposal that would result in a transaction more favourable to Shareholders than the terms under the Arrangement, subject to certain conditions including the payment of the Termination Payment (which in the view of the members of the Special Committee is low at approximately 1.15% of the equity value of the transaction or C$0.50 per Common Share and unlikely to deter a serious competing bidder from coming forward).

Despite the fact that the Arrangement is not subject to the approval of a majority of the holders of all of the outstanding Common Shares (as opposed to the majority of the votes cast) other than Common Shares held by Senior Management, and in light of the procedural safeguards set forth above, the Special Committee concluded that the transaction was procedurally fair to the Shareholders other than Senior Management.

The Special Committee did not consider the liquidation value of Masonite’s assets in evaluating the fairness of the consideration to be received pursuant to the Arrangement because the Special Committee considers Masonite to be a viable going concern and views the trading history of Masonite’s Common Shares as an indication of its value as such. The Special Committee believes that the liquidation value would be significantly lower than Masonite’s value as a viable going concern and that, due to the fact that the Company is being sold as a going concern, the liquidation value of the Company is irrelevant to a determination as to whether the Arrangement is fair to the Shareholders other than Senior Management. The Special Committee considered that the transaction price represented a multiple of 2.1 times Masonite’s reported book value per Common Share as at December 31, 2004 but did not consider book value to be especially relevant to a determination of the fairness of the Arrangement to the Shareholders other than Senior Management. Book value is purely historical in nature and not forward-looking and, therefore, the Special Committee did not consider it to be indicative of the Company’s value.

Position of the Board as to Fairness

In adopting the Special Committee’s recommendations and concluding that the Arrangement is substantively and procedurally fair to the Shareholders other than Senior Management and that the Arrangement is in the best interests of the Company, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above and adopted the Special Committee’s analyses in their entirety.

The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board. In addition, in reaching the determination to approve and recommend the Arrangement, neither the Special Committee nor the Board assigned any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Special Committee is, however, unanimous in its recommendation that the Board approve the Arrangement and the Board is unanimous in its recommendation that the Shareholders vote in favour of the Arrangement Resolution.

In adopting the analyses of Merrill Lynch, the Board was aware of the fact that given the nature of KKR’s business and the large number of its affiliates, most, if not all, potential financial advisors with qualifications, expertise and reputation similar to those of Merrill Lynch most likely had in the past provided financial and/or advisory services to KKR and/or its affiliates similar to the services provided by Merrill Lynch and had received similar fees for rendering such services. The Board did not consider Merrill Lynch’s prior relationship with KKR and/or its affiliates, including the fact that Merrill Lynch has received compensation from such persons, to be material in the context of this transaction and concluded that Merrill Lynch would be independent for the purposes of providing its financial advice.

To the knowledge of Masonite, after reasonable inquiry, there are no “prior valuations” (within the meaning of that term under applicable securities laws) of Masonite or any of its material assets or securities which were prepared by or for Masonite within the 24 months preceding the date hereof.

Opinion of Merrill Lynch

The Special Committee retained Merrill Lynch to act as its financial advisor with respect to the Arrangement. As part of the engagement, the Special Committee requested that Merrill Lynch evaluate the fairness, from a financial point of view, of the consideration to be received by the Shareholders pursuant to the Arrangement.

On December 22, 2004, Merrill Lynch delivered its oral opinion to the Special Committee, subsequently confirmed in writing as of the same date, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in that opinion, the consideration of C$40.20 per Common Share originally proposed to be received by the Shareholders pursuant to the proposed transaction was fair, from a financial point of view, to the Shareholders.

On February 17, 2005 Merrill Lynch delivered to the Special Committee an oral opinion, subsequently confirmed in writing as of the same date, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in the Merrill Opinion, the consideration of C$42.25 per Common Share to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders other than Senior Management. In connection with its February 17, 2005 opinion, Merrill Lynch reviewed the appropriateness of its reliance on the analyses used to render its earlier opinion on December 22, 2004. Merrill Lynch also performed procedures to update certain of its analyses to, among other things, give effect to the increased consideration to be received by the Shareholders and reviewed the assumptions used in its analyses and the factors considered in connection with its earlier opinion.

The full text of the Merrill Opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Merrill Lynch in rendering its opinion, is attached as Appendix F to the Circular and is incorporated herein by reference. The following summary of the Merrill Opinion does not purport to be a complete description of the analyses performed or the analyses underlying the Merrill Opinion and is qualified in its entirety by reference to the full text of the opinion. The Shareholders are urged to read the Merrill Opinion in its entirety. The Merrill Opinion was provided for the use and benefit of the Special Committee and the Board and was directed only to the fairness, from a financial point of view, of the consideration of C$42.25 per Common Share to be received by the Shareholders other than Senior Management pursuant to the Arrangement. The Merrill Opinion does not address the merits of the underlying decision by Masonite to enter into the Combination Agreement or the Arrangement and does not constitute, nor should it be construed as, a recommendation to any Shareholder as to how such Shareholder should vote on the Arrangement Resolution or any related matter. Although Merrill Lynch evaluated the fairness, from a financial point of view, of the consideration of C$42.25 per Common Share to be received by the Shareholders other than Senior Management pursuant to the Arrangement, Merrill Lynch was not requested to recommend, and did not recommend, the specific consideration payable to the Shareholders pursuant to the Arrangement, which consideration was determined through negotiations between Masonite and KKR and was approved by the Board.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Masonite that Merrill Lynch deemed to be relevant;

•	reviewed certain information, including financial projections, relating to the business, earnings, cash flow, assets, liabilities and prospects of Masonite furnished to Merrill Lynch by Masonite;

•	conducted discussions with members of senior management and representatives of Masonite concerning the matters described in the preceding two clauses;

•	reviewed the market prices and valuation multiples for the Common Shares and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of Masonite and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the Arrangement with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions with representatives of the Special Committee with regard to the Arrangement;

•	reviewed a draft dated February 17, 2005 of the Combination Agreement; and

•	reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying that information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Masonite, was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of Masonite under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct, nor did it conduct, any physical inspection of Masonite’s properties or facilities. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Masonite, Merrill Lynch assumed that it had been reasonably prepared and reflected the best then available estimates and judgment of Masonite’s management as to the expected future financial performance of Masonite. Merrill Lynch also assumed that the final form of the Combination Agreement would be substantially similar to the last draft reviewed by Merrill Lynch.

The Merrill Opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of the Merrill Opinion.

In connection with the preparation of its opinion, Merrill Lynch did not solicit third-party indications of interest for the acquisition of all or any part of Masonite.

The following is a summary of the material financial and comparative analyses performed by Merrill Lynch in arriving at its opinion. Some of the summaries of financial analyses include information presented in tables. In order to fully understand the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

Historical Stock Price Analysis. Merrill Lynch analyzed the intraday high and intraday low stock prices of Masonite on the TSX for the 52 weeks ending December 21, 2004, which were C$38.49 and C$29.37, respectively.

Comparable Public Companies Analysis. Using publicly available information, Merrill Lynch reviewed and compared certain financial and stock market information for Masonite with the following North American building products companies:

•	American Standard Companies, Inc.

•	American Woodmark Corporation

•	The Black & Decker Corporation

•	ElkCorp

•	Fortune Brands, Inc.

•	Jacuzzi Brands, Inc.

•	Masco Corporation

•	Mohawk Industries, Inc.

•	Royal Group Technologies Limited

•	The Sherwin-Williams Company

•	The Stanley Works

These comparable companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to Masonite. For each of these comparable companies, Merrill Lynch calculated enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest 12-month period, referred to in this section as the LTM EBITDA multiples. Merrill Lynch also calculated the market price per share of common stock for each comparable company as a multiple of estimated 2005 earnings per share, referred to in this section as the 2005 P/ E multiples.

For purposes of calculating the LTM EBITDA multiples, Merrill Lynch calculated the enterprise value for each of the comparable companies as the sum of the market value of equity, the short and long term debt, any preferred equity, securitized receivables and minority interest, less cash and marketable securities. For purposes of calculating the 2005 P/ E multiples, Merrill Lynch utilized the closing stock price for each comparable company on February 17, 2005 and its calendar year 2005 consensus earnings per share estimates as reported by First Call Corporation as of February 17, 2005 or, if consensus estimates were unavailable, from street research and I/B/E/S.

Merrill Lynch calculated implied equity values per Common Share by applying LTM EBITDA multiples to Masonite’s latest 12-month EBITDA for the period ending December 31, 2004 and by applying 2005 P/ E multiples to Masonite’s 2005 earnings per share, as reported by First Call Corporation as of February 17, 2005. In this analysis, Merrill Lynch applied LTM EBITDA multiples ranging from 7.5x to 8.5x and 2005 P/ E multiples ranging from 10.0x to 12.0x. These multiples reflect a discount to the multiples for the comparable companies in light of the fact that Masonite has historically traded at a discount to its U.S. peers due, among other things, to Masonite’s size, liquidity and limited U.S. research coverage. The following table presents the ranges of equity values per Common Share implied by this analysis, as compared with the consideration of C$42.25 per Common Share payable pursuant to the Arrangement:

Implied Equity Value per Common Share

	Low		High

LTM EBITDA	C$31.89		C$38.22
2005 P/ E	C$33.83		C$40.59
Consideration per Common Share		C$42.25

None of the selected comparable companies listed above and used in the foregoing analysis is identical to Masonite. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of Masonite and the comparable companies.

Comparable Transactions Analysis. Using publicly available information, Merrill Lynch reviewed information relating to the following 26 transactions in the North American building products industry that it deemed relevant:

Date Announced	Acquiror(s):	Target:

December 2004	Investcorp	Associated Materials Incorporated
November 2004	Apollo Management LP	Goodman Global Holdings Inc.
September 2004	Headwaters Incorporated	Tapco Holdings, Inc.
August 2004	Techtronic Industries Co. Ltd.	Milwaukee Electric Tool Corp. subsidiary of Atlas Copco Group
August 2004	Consorcio Comex SA de CV	Professional Paint Inc.
July 2004	Ply-Gem Industries, Inc.	MW Manufacturers, Inc.
July 2004	The Black & Decker Corporation	Tools Group of Pentair Inc.
July 2004	Thomas H. Lee Partners, L.P.	Nortek Holdings, Inc.
March 2004	J.W. Childs Associates, L.P.	MAAX
February 2004	Code Hennessy & Simmons LLC	The Hillman Companies, Inc.
December 2003	Nobia	Gower Group
December 2003	Kenner & Company, Inc.; UBS Capital Americas; and Merrill Lynch Global Private Equity	Atrium Companies, Inc.
December 2003	Masonite International Corporation	Residential Entry Door Business of The Stanley Works
December 2003	Caxton-Iseman Capital, Inc.	Ply-Gem Industries, Inc.
November 2003	Fortune Brands, Inc.	Therma-Tru Corp.
September 2003	Saunders Karp & Megrue; and Trimaran Capital Partners	Norcraft Companies, L.L.C.
July 2003	The Black & Decker Corporation	Baldwin Hardware and Weiser Lock Businesses of Masco Corporation
April 2002	Kelso & Company, L.P.	Nortek, Inc.
April 2002	Fortune Brands, Inc.	The Omega Group
April 2002	Harvest Partners	Associated Materials Incorporated
March 2002	Door Holding A/ S	Vest-Wood A/ S
November 2001	Mohawk Industries, Inc.	Dal-Tile International Inc.
July 2001	Kohler Co.	Caradon Mira
June 2001	Masco Corporation	Milgard Manufacturing Inc.
April 2001	BC Partners	Sanitec Corporation
March 2001	SPX Corp.	United Dominion Industries Ltd.

For the selected comparable transactions, Merrill Lynch calculated multiples of total transaction value to EBITDA of the acquired businesses for the latest 12-month periods preceding the acquisition announcements, referred to in this section as the LTM EBITDA multiples. Merrill Lynch also calculated multiples of equity values for the acquired businesses to one-year forward earnings for the relevant transaction, referred to in this section as the forward P/ E multiples.

Merrill Lynch calculated implied equity values per Common Share by applying LTM EBITDA multiples ranging from 7.0x to 9.0x and forward P/ E multiples ranging from 11.0x to 13.0x to Masonite’s latest 12-month EBITDA for the period ending December 31, 2004 and estimated 2005 earnings per Common Share, as reported by First Call Corporation as of February 17, 2005, respectively.

The following table presents the ranges of equity values per Common Share implied by this analysis as compared with the consideration of C$42.25 per Common Share:

Implied Equity Value per Common Share

	Low		High

LTM EBITDA	C$28.72		C$41.39
Forward P/ E	C$37.21		C$43.97
Consideration per Common Share		C$42.25

Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis of the projected after-tax, unlevered free cash flows of Masonite. For purposes of Merrill Lynch’s analysis, after-tax unlevered free cash flow is defined as operating cash flow after changes in working capital, capital spending and taxes are taken into account. This analysis was based on projections for the fiscal years 2005 through 2009 prepared by Masonite’s management and approved by the Board on December 9, 2004. In updating its analysis, Merrill Lynch also took into account Masonite’s December 31, 2004 actual results.

Merrill Lynch calculated implied equity values per Common Share by utilizing discount rates ranging from 9% to 11% and terminal value multiples of estimated 2009 EBITDA ranging from 7.0x to 8.0x. Using the same discount rates, Merrill Lynch also calculated implied equity values per Common Share utilizing perpetual growth rates ranging from 1.5% to 2.5% to estimate the terminal value. The following table presents the ranges of implied equity values per Common Share implied by these analyses as compared with the consideration of C$42.25 per Common Share:

Implied Equity Value per Common Share

	Low		High

EBITDA multiple method	C$38.15		C$50.56
Perpetuity growth rate method	C$31.52		C$56.33
Consideration per Common Share		C$42.25

Leveraged Buyout Analysis. Using financial projections provided by Masonite’s management for the years 2005 to 2009 and approved by the Board on December 9, 2004, Merrill Lynch conducted an analysis of the range of values that a financial sponsor could pay for Masonite while realizing a targeted internal rate of return on its equity investment of approximately 20% to 25%. In updating its analysis, Merrill Lynch also took into account Masonite’s December 31, 2004 actual results. To determine the financial sponsor internal rate of return, Merrill Lynch calculated the rate of return on an equity investment made to purchase Masonite on January 1, 2005 compared to the projected equity values of Masonite on December 31, 2007, December 31, 2008 and December 31, 2009. These projected equity values were estimated based on multiples of enterprise value to EBITDA for the latest 12-month period ending December 31, 2004 of 7.0x to 9.0x and on multiples of price to one-year forward earnings of 11.0x to 15.0x. Based upon the foregoing analysis, Merrill Lynch determined an implied value per Common Share of C$37.00 to C$46.00.

Canadian Income Trust Conversion Analysis. Merrill Lynch has been advised by Masonite management of management’s belief that there are structural and tax impediments with respect to a conversion of Masonite to a Canadian income trust. Accordingly, in connection with the delivery of the Merrill Opinion, Merrill Lynch did not update the previous analysis that it had performed for purposes of rendering its December 22, 2004 opinion. Merrill Lynch’s analysis in its December 22, 2004 opinion, summarized below, does not purport to indicate that a conversion of Masonite to a Canadian income trust would be possible. In particular, Merrill Lynch did not consider whether a conversion of Masonite to a Canadian income trust would be feasible in light of any potential tax or structuring impediments or any potential adverse tax implications to the Shareholders as a result of such conversion. For the purposes of its December 22, 2004 opinion, using financial projections provided by Masonite’s management for the fiscal year ended 2004 and approved by the Board on December 9, 2004, Merrill Lynch calculated the implied equity value per Common Share assuming a conversion of Masonite to a Canadian income trust. In this analysis, Merrill Lynch divided distributable free cash flow by the estimated free cash flow yield. Merrill Lynch calculated distributable free cash flow as EBITDA, less capital expenditures, cash interest, cash taxes and an annual holdback, which was assumed to be 10%. Merrill Lynch assumed distributable free cash flow yields of approximately 8% to 10%, based on 2004 yields for selected publicly traded diversified business and industrial income funds. Based on the foregoing analysis, on December 22, 2004, Merrill Lynch determined an implied value per Common Share of C$36.79 to C$46.42. In performing this analysis, Merrill Lynch did not consider any possible adverse impact that a conversion of Masonite to a Canadian income trust might have on Masonite’s trading range over the short term.

The preparation of a fairness opinion is a complex and analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Merrill Lynch used the methodologies summarized above because it deemed those valuation methodologies to be the most relevant and appropriate in connection with the preparation of its opinion. In arriving at its opinion, Merrill Lynch considered the results of all analyses and did not attribute any particular weight to any analysis or factor considered by it. Merrill Lynch made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. While each factor set forth above is separate, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses or of the summary set forth above, without considering all analyses, would create an incomplete view of the process underlying its opinion.

In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch or Masonite. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favourable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Opinion was among several factors taken into consideration by the Special Committee and the Board in making their determination to approve the Combination Agreement. Consequently, the analyses performed by Merrill Lynch described above should not be viewed as determinative of the decision of the Special Committee or the Board with respect to its recommendation of the Arrangement or the fairness of the consideration to be received by the Shareholders other than Senior Management pursuant to the Arrangement.

Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Merrill Lynch is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee retained Merrill Lynch based on Merrill Lynch’s qualifications, expertise and reputation.

Merrill Lynch has, in the past, provided financial advisory and financing services to Masonite and/or its affiliates and may continue to do so, and Merrill Lynch has received, and may receive, fees for the rendering of such services. Merrill Lynch in the past has also provided financial advisory and financing services to KKR and/or its affiliates and has received fees for the rendering of such services. During the past two years, the services provided by Merrill Lynch to KKR and/or its affiliates included underwriting services in connection with equity and debt offerings, services related to credit and financing matters and financial advisory services in connection with a divestiture by an affiliate of KKR. Merrill Lynch estimates that the aggregate compensation paid by KKR and/or its affiliates to Merrill Lynch in the past two years in connection with the services described above represents approximately 0.09% of Merrill Lynch’s consolidated net revenues for that time period, or approximately US$39.6 million. KKR has advised Merrill Lynch that, from time to time, KKR and/or its affiliates use the services of various investment banks such as Merrill Lynch to perform services such as those described above. KKR has also advised Merrill Lynch that, over the past two years, KKR estimates that less than 5% of the aggregate fees paid to investment banks by KKR and/or its affiliates were paid to Merrill Lynch.

In the ordinary course of business, Merrill Lynch may actively trade the Common Shares of Masonite and other securities of Masonite for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Pursuant to an engagement letter dated December 6, 2004, between Masonite and Merrill Lynch, Masonite paid Merrill Lynch an engagement fee of C$100,000 upon execution of the engagement letter and an additional fee of C$900,000 upon Merrill Lynch’s confirmation to the Special Committee that it was prepared to deliver its initial opinion on December 22, 2004. Merrill Lynch is entitled to receive additional transaction fees of up to 5% of any additional value above C$40.20 per Common Share, based on fully diluted equity value, to be received pursuant to any alternative transaction. Specifically, Merrill Lynch is entitled to receive an additional transaction fee of 3.75% of any additional value above C$40.20 per Common Share, based on fully diluted equity value, to be received from KKR or pursuant to any unsolicited alternative transaction. Based on the price of C$42.25 per Common Share, Merrill Lynch will be entitled to an additional fee of approximately C$4.4 million on completion of the Arrangement. Merrill Lynch may also receive an additional fee of up to C$1.0 million, to be paid at the sole discretion of the Board. Currently, no formal criteria have been established with respect to the payment of this discretionary fee, and no determination has been made by the Board in this regard. Merrill Lynch has been advised by Masonite that the Board will make its determination with respect to the C$1.0 million fee immediately prior to the closing of the transaction, based on the Board’s assessment of Merrill Lynch’s overall performance in connection with the transaction. Masonite has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its engagement, including fees and disbursements of its legal counsel, and to indemnify Merrill Lynch and its affiliates against certain losses, claims, damages, liabilities and expenses related to or arising out of the performance by Merrill Lynch of services under its engagement.

Masonite’s Financial Models and Projections

Contemporaneously with KKR’s consideration of a possible transaction, management of Masonite prepared a number of cases modelling or projecting future operating performance of the Company over the next five years. Masonite does not typically prepare five year financial projections. Moreover, Masonite does not, as a matter of course, make public any projections as to future financial performance or earnings. The financial models and projections set forth below are included in this Circular solely because the information was provided to the Board, Merrill Lynch and, in some cases, KKR and was considered by the Board in connection with its recommendation to the Shareholders regarding the Arrangement. See “– History of Discussions Between Masonite and KKR” above. The information presented below was prepared without specific reference to the Arrangement and, as such, the information below does not give effect to the Arrangement or the financing thereof.

The models and projections described below were not prepared for public disclosure or in compliance with the Ontario Securities Commission policies or the guidelines regarding projections of the Canadian Institute of Chartered Accountants, the SEC or the American Institute of Certified Public Accountants. The information below is subjective in many respects and is thus susceptible to various interpretations. Because the earnings estimate information is subject to significant economic and competitive uncertainties and contingencies beyond Masonite’s control, such as levels of interest rates, currency exchange, housing starts, consumer spending and raw materials prices, to name a few, it is also subject to periodic revision based on actual experience and business developments. Therefore, actual earnings results may ultimately be either significantly higher or lower than those set forth below. Neither Masonite’s auditors nor any other independent public accountants have compiled, examined or performed any procedures with respect to the financial information contained below in this section. In addition, Masonite’s auditors have not expressed any opinion or any other form of assurance with respect to this information or its achievability, and assume no responsibility for, and disclaim any association with, this information. The inclusion of this information should not be regarded as an indication of definitive future results, as models and projections, by their nature and as stated above, are subject to many uncertainties and contingencies beyond Masonite’s control.

After presentations by and discussions with management, the Board and the Special Committee concurred with management’s view that Case No. 4 contained the most realistic assumptions in respect of the future financial performance of Masonite.

In preparing Case No. 4, management made the following assumptions:

•	unit and sales growth assumptions, including:

(i)	an anticipated cyclical stabilization or slowdown in the housing industry;

(ii)	a negative effect from a weak U.S. dollar on the competitive position of certain of Masonite’s non-U.S. operations;

(iii)	a negative impact from recent increases in energy prices and other input prices;

(iv)	a reduction in revenue growth rates for the Company compared to recent historical results caused by the consolidation in the Company’s major North American and Western European markets, the Company’s existing large revenue base compared with historical revenues and by the expectation that future growth will come from emerging markets in Central and Eastern Europe and Asia; and

(v)	declining relative influence of future acquisitions given the Company’s current large size;

•	operating cost savings and margin expansion through continuous improvements of processes and operating efficiencies;

•	a gradual increase in tax rates due to increasing revenues from higher tax jurisdictions; and

•	all excess cash flow being used to effect acquisitions and reduce debt.

The chart below is excerpted from Case No. 4 provided to the Board, Merrill Lynch and KKR.

	2005		2006		2007		2008		2009

	(in millions)
Sales	US$	2,446.9	US$	2,546.9	US$	2,711.6	US$	2,905.1	US$	3,122.7
EBITDA	US$	332.4	US$	359.8	US$	396.6	US$	437.3	US$	488.3
Net Income	US$	151.7	US$	162.0	US$	185.5	US$	209.9	US$	243.3
Capital Expenditures	US$	70.0	US$	80.0	US$	90.0	US$	100.0	US$	110.0
Acquisitions	US$	100.0	US$	100.0	US$	100.0	US$	100.0	US$	100.0

Management prepared two models (Case Nos. 1 and 2) which were provided to KKR in October 2004. These models were designed to show the effects of certain hypothetical assumptions regarding annual sales growth and cost savings and did not take into account other relevant factors relating to the Company’s future business and prospects such as (i) the difficulty of achieving cost savings in light of increasing input costs, (ii) a cyclical stabilization or slowdown in the housing industry and (iii) the effect of future acquisitions. These models, together with a third model (Case No. 3) based on different assumptions, were provided to the Board on October 20, 2004. Case Nos. 1, 2 and 3 did not contemplate any future acquisitions. Subsequently, management prepared two financial projections – Case Nos. 4 and 5. Case No. 4 was provided to KKR. Case Nos. 4 and 5 contemplated future acquisitions and contained estimates as to future growth in sales and cost savings.

Case No. 1 assumes no stabilization or slowdown in the housing industry throughout the five-year period and sales growth of 11% in 2005 and 6% per annum from 2006 to 2009. Case No. 1 indicated 2005 sales of US$2,445.9 million and EBITDA of US$345.8 million and indicated 2009 sales of US$3,087.9 million and EBITDA of US$579.2 million. Case No. 2 illustrates stabilization or slowdown in the housing industry, sales growth of 11% in 2005, no sales growth in 2006 and sales growth of 4%, 5% and 6%, respectively, in the following three years. Case No. 2 indicated 2005 sales of US$2,445.9 million and EBITDA of US$345.8 million and indicated 2009 sales of US$2,831.5 million and EBITDA of US$490.6 million. Case No. 3 assumes sales growth at one half of that in Case No. 2. Case No. 3 indicated sales in 2005 of US$2,325.2 million and EBITDA of US$296.8 million and indicated sales in 2009 of US$2,504 million and EBITDA of US$345.5 million. Case No. 5 is similar to Case No. 4, including stabilization or slowdown in the housing industry, with slight downward revisions to assumed sales growth in each of the last three years and to assumed cost savings in all years. Case No. 5 has projected 2005 sales of US$2,446.9 million and EBITDA of US$329.3 million and projected 2009 sales of US$3,102.1 million and EBITDA of US$465.0 million.

Position of the Executive Signatories as to Fairness

Each of the Executive Signatories believes the Arrangement is substantively fair to the Shareholders other than Senior Management for many of the same reasons as the Special Committee and the Board. The Executive Signatories did not undertake a formal evaluation of the fairness of the Arrangement or engage a financial advisor for such purposes. Although the Merrill Opinion was specifically not prepared for the Executive Signatories and they are not entitled to rely on it, the Executive Signatories adopted the conclusions of Merrill Lynch and believe that the consideration of C$42.25 cash is a fair price for the Common Shares. Furthermore, as described under “– Position of the Special Committee as to Fairness”, “– Position of the Board as to Fairness” and “Position of the Stile Affiliates as to Fairness”, the consideration offered to Shareholders represents a significant premium over the closing price of the Common Shares on the TSX on the day prior to the announcement of the Arrangement and in the 60 trading days leading up to such announcement and is substantially more than the prices at which Masonite has purchased its Common Shares in the past two years, which also supports the Executive Signatories’ belief that the Arrangement is substantively fair to the Shareholders other than Senior Management.

In addition, the Executive Signatories consider the Arrangement to be procedurally fair to the Shareholders other than Senior Management for the following reasons:

•	the Special Committee, which was essentially acting on behalf of and for the benefit of the Shareholders other than Senior Management, was established and settled with KKR the key terms of the Combination Agreement, oversaw the negotiation of the other terms of the Combination Agreement and the Arrangement and ultimately concluded that the Arrangement is fair to the Shareholders other than Senior Management and in the best interests of Masonite;

•	the Arrangement must be approved by at least two-thirds of the votes cast by Shareholders at the Meeting and by at least a majority of the votes cast by Shareholders excluding votes in respect of Common Shares held by Senior Management;

•	the Special Committee retained and was advised by independent legal counsel and an independent financial advisor, Merrill Lynch;

•	completion of the Arrangement will be subject to a determination as to its fairness by the Court;

•	registered Shareholders have the ability to exercise the Dissent Rights if they do not vote in favour of the Arrangement; and

•	the Combination Agreement provides Masonite with the ability to terminate the agreement in order to recommend, approve or accept a Superior Proposal that would, if completed, result in a transaction more favourable to Masonite’s Shareholders from a financial point of view than the Arrangement, subject to certain conditions, including the payment of the Termination Payment, which the Executive Signatories believe is at the low end of the range for transactions of this type.

Despite the fact that the Arrangement is not subject to the approval of a majority of the holders of all of the outstanding Common Shares (as opposed to the majority of the votes cast) other than Common Shares held by Senior Management, and in light of the procedural safeguards set forth above, the Executive Signatories concluded that the transaction was procedurally fair to the Shareholders other than Senior Management.

The Executive Signatories did not consider the liquidation value of Masonite’s assets in evaluating the fairness of the consideration to be received pursuant to the Arrangement because the Executive Signatories consider Masonite to be a viable going concern and view the trading history of the Common Shares as an indication of Masonite’s value. In the view of the Executive Signatories, the liquidation value of Masonite would be significantly lower than its value as a going concern. Due to the fact that Masonite is being sold as a going concern, the liquidation value of the Company is not relevant to a determination as to the fairness of the Arrangement. The Executive Signatories also considered that the transaction price represents a multiple of 2.1 times Masonite’s reported book value per Common Share as at December 31, 2004 although, because book value is purely historical in nature, the Executive Signatories did not consider this measure to be relevant to a determination as to the fairness of the Arrangement.

In adopting the analyses of Merrill Lynch, the Executive Signatories were aware of the fact that given the nature of KKR’s business and the large number of its affiliates, most, if not all, potential financial advisors with qualifications, expertise and reputation similar to those of Merrill Lynch most likely had in the past provided financial and/or advisory services to KKR and/or its affiliates similar to the services provided by Merrill Lynch and had received similar fees for rendering such services. The Executive Signatories did not consider Merrill Lynch’s prior relationship with KKR and/or its affiliates, including the fact that Merrill Lynch has received compensation from such persons, to be material in the context of this transaction and concluded that Merrill Lynch would be independent for the purposes of providing its financial advice.

The foregoing discussion of the information and factors considered and given weight by the Executive Signatories in connection with the fairness of the Arrangement is not intended to be exhaustive but is believed to include all material factors considered by the Executive Signatories. The Executive Signatories did not assign any relative or specific weights to the foregoing factors which were considered, and individuals may have given different weights to different factors.

Position of the Stile Affiliates as to Fairness

While the Stile Affiliates believe that the Arrangement is fair to the Shareholders of Masonite other than Senior Management, KKR attempted to negotiate the terms of a transaction that would be most favourable to it, and not to the Shareholders of Masonite, and, accordingly, did not negotiate the Combination Agreement with a goal of obtaining terms that were fair to such Shareholders. The Shareholders of Masonite were, as described elsewhere in this Circular, represented by the Special Committee that negotiated with KKR on their behalf, with the assistance of independent legal and financial advisors.

The Stile Affiliates believe that the Arrangement is both substantively and procedurally fair to the Shareholders of Masonite other than Senior Management. However, the Stile Affiliates have not undertaken any formal evaluation of the fairness of the Arrangement to such Shareholders or engaged a financial advisor for such purpose. Moreover, the Stile Affiliates have not participated in the deliberations of the Special Committee or received advice from the Special Committee’s financial advisor.

The belief of the Stile Affiliates that the Arrangement is substantively fair to the Shareholders of Masonite other than Senior Management is based on the following factors:

•	the historical results of operations, financial condition, assets, liabilities, business strategy and prospects of Masonite and the nature of the industry in which Masonite competes; in particular, the Stile Affiliates considered the favourable growth in Masonite’s net income over the past few years and its belief, based on trends in macroeconomic indicators and Masonite’s recent results, that the following factors would impact future growth and going concern value: consolidation in Masonite’s major North American and Western European markets, higher input costs, a cyclical stabilization or slowdown in the housing industry and growth in the business of Masonite in emerging markets, including potential costs of doing business in such markets;

•	the conclusions and recommendations of the Special Committee that the Arrangement is fair to the Shareholders other than Senior Management and in the best interests of the Company;

•	notwithstanding that the Merrill Opinion was provided solely for the information and assistance of the Special Committee and that the Stile Affiliates are not entitled to rely on such opinion, the fact that the Special Committee received an opinion from Merrill Lynch stating that, based upon and subject to the various factors, assumptions and limitations set forth in the opinion, as of the date of such opinion, the consideration of C$42.25 per share payable pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders other than Senior Management;

•	the consideration of C$42.25 per share payable in the Arrangement represents a 27.44% premium over the volume weighted-average trading price for the Common Shares on the TSX for the 60 trading days ended December 21, 2004 and a 21.58% premium over the closing price per Common Share on the TSX on December 21, 2004, the last trading day before the proposed Arrangement was publicly announced. It also exceeds the highest price at which the Common Shares traded on the TSX prior to the date of announcement of the transaction;

•	the Arrangement will provide consideration to Masonite’s Shareholders entirely in cash which provides certainty of value;

•	the consideration per Common Share payable under the Arrangement represents a multiple of 9.6 (including transaction fees and expenses) and 9.1 (excluding transaction fees and expenses) times Masonite’s EBITDA for the year ended December 31, 2004;

•	the consideration per Common Share payable under the Arrangement represents a multiple of 15.0 times Masonite’s reported fully-diluted earnings per Common Share for the year ended December 31, 2004; and

•	the fact that Masonite’s repurchases of its Common Shares during the last two years have been at prices substantially below C$42.25 per Common Share.

The belief of the Stile Affiliates that the Arrangement is procedurally fair to the Shareholders of Masonite other than Senior Management is based on the following factors:

•	the Special Committee, which was essentially acting on behalf of and for the benefit of the Company’s Shareholders other than Senior Management, was established and settled with KKR the key terms of the Combination Agreement, oversaw the negotiation of the other terms of the Combination Agreement and the Arrangement and ultimately concluded that the Arrangement is fair to the Shareholders other than Senior Management;

•	the Arrangement is conditioned upon the approval of the Arrangement Resolution by at least two-thirds of the votes cast by Shareholders at the Meeting and by at least a majority of the votes cast by Shareholders at the Meeting excluding votes in respect of Common Shares held by Senior Management (which include the Common Shares held by the Executive Signatories);

•	the Special Committee retained and was advised by independent legal counsel and an independent financial advisor, Merrill Lynch;

•	the Special Committee unanimously concluded that the Arrangement is fair to the Masonite Shareholders other than Senior Management and the Board of Masonite unanimously recommends that Masonite Shareholders vote in favour of the proposed Arrangement Resolution;

•	completion of the Arrangement will be subject to a determination as to its fairness by the Court;

•	the registered holders of Common Shares who do not vote in favour of the Arrangement will have the right to demand a judicial appraisal of their Common Shares and obtain “fair value” if they exercise and perfect their Dissent Rights; and

•	the Combination Agreement provides Masonite with the ability to terminate the Combination Agreement in order to recommend, approve or accept a Superior Proposal that would, if completed, result in a transaction more favourable to Masonite’s Shareholders from a financial point of view than the Arrangement, subject to certain conditions, including the payment of the Termination Payment.

Despite the fact that the Arrangement is not subject to the approval of a majority of the holders of all of the outstanding Common Shares (as opposed to the majority of the votes cast) other than Common Shares held by Senior Management, and in light of the procedural safeguards set forth above, the Stile Affiliates concluded that the transaction was procedurally fair to the Shareholders other than Senior Management.

The Stile Affiliates considered each of the foregoing factors to support its determination as to the fairness of the Arrangement to the Shareholders of Masonite other than Senior Management. They did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the Arrangement to such Shareholders.

The liquidation value of Masonite’s assets was not considered in evaluating the substantive fairness of the proposed Arrangement to the Shareholders other than Senior Management. The Stile Affiliates consider Masonite to be a viable going concern. The Stile Affiliates believe that, as a viable going concern, Masonite’s liquidation value would be significantly lower than its valuation as an ongoing operating company and would therefore not provide a useful valuation methodology in determining the substantive fairness of the proposed Arrangement to the Shareholders other than Senior Management. The Stile Affiliates also considered that the consideration per Common Share payable under the Arrangement represents a multiple of 2.1 times Masonite’s reported book value per Common Share as at December 31, 2004. The Stile Affiliates did not consider Masonite’s book value to be material or relevant to a determination of the substantive fairness of the proposed Arrangement to the Shareholders other than Senior Management because of their belief that book value does not accurately reflect the Company’s value in light of the nature of its business and assets. Specifically, the Stile Affiliates believe that Masonite’s book value is not indicative of the Company’s value as an ongoing operating company because book value is purely historical in nature and not forward looking.

The Stile Affiliates based their beliefs regarding the going concern value of Masonite on the Stile Affiliates’ understanding of Masonite’s business and industry, the historical trading history of Masonite’s Common Shares, multiples paid in similar transactions, and the factors affecting Masonite’s prospects described above; however, in making their fairness determination, the Stile Affiliates did not consider a specific going concern value for Masonite as of any particular date. The Stile Affiliates believe that the offer price of C$42.25 per Common Share reflects the going concern value of Masonite based on the factors described above.

In making its determination as to the substantive fairness of the proposed arrangement to the Shareholders other than Senior Management, the Stile Affiliates were not aware of any firm offers during the prior two years by any person for the merger or consolidation of Masonite with another company, the sale or transfer of all or substantially all of Masonite’s assets, or a purchase of Masonite’s securities that would enable the holder to exercise control of the Company.

In considering the analyses of Merrill Lynch, the Stile Affiliates were aware of the fact that given the nature of KKR’s business and the large number of its affiliates, most, if not all, potential financial advisors with qualifications, expertise and reputation similar to those of Merrill Lynch most likely had in the past provided financial and/or advisory services to KKR and/or its affiliates similar to the services provided by Merrill Lynch and had received similar fees for rendering such services. The Stile Affiliates do not consider Merrill Lynch’s prior relationship with KKR and/or its affiliates, including the fact that Merrill Lynch has received compensation from such persons, to be material in the context of this transaction.

The view of the Stile Affiliates as to the fairness of the Arrangement to the Shareholders of Masonite other than Senior Management is not a recommendation to any Shareholder as to how such Shareholder should vote on the Arrangement Resolution. The foregoing discussion of the information and factors considered and weight given by the Stile Affiliates is not intended to be exhaustive but is believed to include all material factors considered by the Stile Affiliates.

REASONS FOR THE ARRANGEMENT

From Masonite’s Perspective

KKR’s proposal that resulted ultimately in the Combination Agreement was initiated by KKR and was not the product of any initiative by Masonite or its Board to sell the Company. At the same time, however, the Board believed that an offer at a fair price from a credible buyer, such as KKR, should be presented to Shareholders for their consideration given the Company’s future prospects and its current stage of development. While the Company has experienced favourable growth in EBITDA, net income and share price over the past several years, there is no guarantee that the rate of growth will continue. Factors that affect the Company’s future rate of growth include the Company’s current size, the consolidation in the Company’s major North American and Western European markets, higher input costs, a cyclical stabilization or slowdown in the housing industry and the higher business and execution risks associated with the Company’s growth in emerging markets. Current expectations in the market that interest rates will rise in the near to medium term may indicate that spending on housing will decline, thereby negatively impacting the Company’s sales. Certain raw materials, such as lumber, steel and petroleum, that Masonite uses to manufacture many of its products or that form an important component of its materials have been increasing in price. Masonite faces uncertainty in its ability to pass on to customers these price increases and thus maintain margins. Finally, it is anticipated that Masonite’s future growth will come to a large extent from the emerging growth markets of Central and Eastern Europe and Asia, principally China, where management believes business and execution risks are greater than in the markets in which the Company presently operates.

In addition, Masonite believes that the structure of the transaction as a statutory arrangement under the OBCA is preferable over other structures for a number of reasons. These include (i) the fact that the Arrangement will allow all Common Shares to be acquired by Stile at the same time, (ii) the fact that it will allow for the completion of the financing of the Arrangement on the Effective Date of the Arrangement instead of prior to the completion of the Arrangement, and (iii) the fact that it will allow the Company to deal with any outstanding Company Options and effect the payment in respect of outstanding RSUs and DSUs pursuant to the Arrangement. The other transaction types considered by the Company, such as structuring the transaction as a take-over bid, did not provide for the same benefits.

In addition, Masonite will benefit from Stile and Stile Holding’s access to capital sources in order to pursue the ongoing business objectives of the Company. In particular, rather than having to access the public markets to raise equity capital, as a private company, Masonite will be able to access additional equity through investments directly from KKR. An investment by KKR may be completed more quickly than a public registration and sale of securities process and therefore will be able to more efficiently accommodate the Company’s changing equity needs. In addition, it is expected that as part of the financing to be put in place at closing, the Company will have a US$350 million revolving credit line which is substantially in excess of Masonite’s existing facilities.

The primary possible detriment to Masonite as a result of the Arrangement is the fact that the Company will be more highly levered following the completion of the Arrangement. Although Masonite recognizes that the significant amount of leverage resulting from the transactions contemplated by the Arrangement will limit the Company’s ability to access the debt markets in the future and increase its leverage, management of Masonite believes that the capital structure of the Company following the closing will provide sufficient flexibility for the Company to meet its ongoing capital needs.

Because Masonite’s Shareholders, other than those employees and officers who invest in Stile Holding, will receive cash in the Arrangement in exchange for their Common Shares, they will no longer benefit from any possible increases in the future earnings, growth and value of Masonite. Another factor that weighed against the proposed transaction was the risk of non-consummation due, for example, to a failure of Stile to obtain the necessary financing, a failure to receive the necessary Court or regulatory approvals or a failure to obtain the required Shareholder approval.

When considered as a whole, the factors described above led the Board to conclude that it was appropriate to consider a sale of the Company in response to a serious approach from a well-financed buyer, provided the price was fair to Shareholders other than Senior Management. As discussed under “Background to and Fairness of the Arrangement” above, the Board, based on various factors, including the Merrill Opinion and the views of the Special Committee, determined that the price of C$42.25 per Common Share was fair to the Shareholders other than Senior Management.

From the Perspective of the Executive Signatories

Each of the Executive Signatories shares the perspective of Masonite, indicated above, concerning certain risk factors for Masonite in the future and the cost savings and benefits of access to capital expected to accrue to Masonite from the Arrangement.

As for the benefits to the Executive Signatories from the Arrangement, see “Particulars of the Arrangement – Interests of Directors and Senior Officers” below.

From the Perspective of the Stile Affiliates

Stile entered into the Combination Agreement with Masonite in order to acquire all of the outstanding Common Shares. The Stile Affiliates believe that it is best for Masonite to operate as a privately held entity. As a privately held entity, Masonite will have the flexibility to focus on continuing improvements to its business without the constraints and distractions caused by the public equity market’s valuation of Masonite. In particular, the Stile Affiliates believe that Masonite will have a greater ability to invest and grow its business, both organically and through acquisitions, as a private company because it will be able to do so without having to be concerned about earnings in the short term. Moreover, the Stile Affiliates believe that Masonite’s future business prospects can be improved through their active participation in the strategic direction and operations of Masonite, and that their access to capital sources will provide Masonite with development opportunities of the sort not currently available to it. As a private entity, Masonite will also have a more efficient capital structure in terms of the cost of capital that could not be easily accommodated by public equity markets.

The Stile Affiliates believe that structuring the transaction as an arrangement under the OBCA is preferable to other transaction structures because (i) it will enable Stile to acquire all of the outstanding Common Shares at the same time; (ii) it will enable Stile and Stile Holding to advance funds to Masonite to be applied to pay off the Company Credit Facility and to fund payment in respect of Cashed-out Options, RSUs and DSUs as one of the steps in the Arrangement, rather than as a pre-Arrangement step; and (iii) it will provide a mechanism to enable any remaining Company Options to be dealt with as part of the Arrangement. The Stile Affiliates also considered structuring the transaction as a take-over bid or an amalgamation but neither of those alternatives achieved the benefits described in the preceding sentence.

These assessments are based upon publicly available information regarding Masonite and Stile’s due diligence investigation and knowledge of Masonite and the experience of Stile’s affiliates in investing in public companies generally. While the Stile Affiliates believe that there will be significant opportunities associated with their investment in Masonite, and that the value of such an equity investment could be greater than the original cost thereof, they realize that there also are substantial and significant risks that such opportunities may not ever be fully realized.

The primary benefits of the Arrangement to the Stile Affiliates are that it will enable Stile to own all of the outstanding equity of Masonite after the completion of the Arrangement and the exchange of Employee Rollover Shares for shares of Stile Holding and thereby enable Stile Holding and its stockholders to receive all of the benefit, if any, of any increase in the future earnings, growth and value of Masonite, in addition to the ongoing benefits of investing in partnership with an experienced and successful management team. The primary detriments of the Arrangement to the Stile Affiliates are that all of the risk of any decrease in the future earnings, growth and value of Masonite following the completion of the Arrangement will be borne by Stile Holding and its stockholders, the risk that Masonite’s substantial increase in indebtedness will adversely affect the equity value of Stile Holding, including the increased risk to equity holders of losing the entire value of their investment, and the fact that, following the completion of the Arrangement, there will be no public trading market for Stile Holding’s equity.

PARTICULARS OF THE ARRANGEMENT

Vote Required to Approve the Arrangement

Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast thereon at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting. In addition, because of the interest of Senior Management in the transaction, as required by Canadian law the Arrangement Resolution must be approved by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting excluding votes cast in respect of Common Shares held by Senior Management. Other officers and employees of Masonite who are not Senior Management may invest in the equity of Stile Holding. See “– Interests of Directors and Senior Officers in the Arrangement”. As of March 1, 2005, Senior Management beneficially owned a total of 532,570 Common Shares representing less than 1% of the outstanding Common Shares. Each of the Executive Signatories has indicated to the Company his intention to vote the Common Shares he beneficially owns in favour of the Arrangement Resolution. As of December 22, 2004, each of the directors had advised the Company that he intended to vote the Common Shares beneficially owned by him in favour of the Arrangement Resolution.

Proxies deposited and voting instructions given in respect of the shareholders’ meeting originally scheduled for February 18, 2005 will not be valid and will have no effect in respect of the Meeting to be held on March 31, 2005. Shareholders of record on March 1, 2005 will receive a form of proxy or voting instruction form with this Circular and the deadline for submitting proxies or voting instructions is 5:00 p.m. (Toronto time) on March 30, 2005.

Summary of the Arrangement

The Arrangement effects a series of transactions as a result of which Stile will effectively acquire all of the Common Shares (other than Employee Rollover Shares) at a price of C$42.25 cash per Common Share by way of the Plan of Arrangement. Immediately following the effectiveness of the Arrangement, Stile Holding will acquire each Employee Rollover Share in exchange for C$42.25 worth of common shares of Stile Holding (except cash may be paid in lieu of issuing fractional shares). Assuming that the Arrangement has been approved by the Shareholders at the Meeting and all of the conditions set out in the Combination Agreement have been satisfied or waived by the parties, upon obtaining the Final Order, Masonite will file Articles of Arrangement with the Director as soon as practicable thereafter, at which time the Arrangement will become effective. Pursuant to the terms of the Plan of Arrangement, commencing at the Effective Time, the following events will occur and be deemed to occur in the order set forth below:

•	Stile or one or more of its Affiliates will provide (i) the Company Credit Facility Payoff Loans to Masonite (and/or one or more of its Subsidiaries) in an aggregate amount equal to the aggregate of all amounts required to repay and discharge or acquire the Company Credit Facility, (ii) a loan to Masonite in an amount equal to the total amount payable to holders of Company Options pursuant to the Plan of Arrangement and (iii) a loan to Masonite equal to the total amount payable to cancel and pay out the outstanding RSUs and DSUs granted by the Company.

•	If Stile has delivered a Debt Purchase Notice to the Company, then the Company shall, as set out in the Debt Purchase Notice, either (i) subscribe for shares of the designated Subsidiary or Subsidiaries and/or (ii) lend an amount to the Subsidiary or Subsidiaries designated in the Debt Purchase Notice provided that the total fair market value of the amounts in (i) and (ii) equals the Debt Purchase Amount.

•	Masonite and/or one or more of its Subsidiaries (as the case may be) will (i) if Stile has delivered a Debt Purchase Notice to the Company, cause the Subsidiary designated in the Debt Purchase Notice to purchase from the lenders thereof all of the lenders’ rights in and to the portion of the Company Credit Facility set out in the Debt Purchase Notice for a purchase price equal to the Debt Purchase Amount and (ii) repay in full all amounts required to repay and discharge the Company Credit Facility other than any portion of the Company Credit Facility subject to (i) above.

•	Each Cashed-out Option will be cancelled by Masonite in exchange for a cash payment by Masonite in an amount equal to the total In-the-Money Amount of such Cashed-out Option (less any required withholding taxes).

•	Each Company Option issued and outstanding immediately prior to the Effective Time, other than a Cashed-out Option or an Employee Rollover Option, will cease to represent a right to receive any Common Shares. Instead, beginning immediately after the Effective Time, the sole entitlement of a holder of such a Company Option will be to receive, upon exercise of the Company Option, a cash payment from Masonite equal to the In-the-Money Amount of such Company Option (less any required withholding taxes).

•	Each RSU and DSU will be cancelled by the Company in exchange for a cash payment by the Company in the amount of C$42.25 per RSU or DSU, as applicable (less any required withholding taxes).

•	Two minutes after the completion of the immediately preceding step, the outstanding Common Shares (excluding Employee Rollover Shares) held by Qualifying Company Shareholders will be transferred by the holders thereof to Stile without any further act or formality, in exchange for cash in the amount of C$42.25 per Common Share and Stile will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

•	The transactions in respect of the exchange of Employee Rollover Options for Replacement Options contemplated by the Employee Rollover Agreements will be deemed to occur contemporaneously with the transfers in the immediately preceding step.

As a result of the completion of the foregoing transactions, Shareholders, other than officers and employees of Masonite who invest in Stile Holding, will no longer have an ownership interest in the Company. In the event that the Arrangement does not proceed for any reason, including because it does not receive the requisite Shareholder or Court approvals, Masonite will continue as a publicly held company and has no present plans for any material change to its business.

Interests of Directors and Senior Officers in the Arrangement

Mr. Orsino and certain other senior officers of Masonite have interests in the Arrangement that are different from or in addition to the interests of other Shareholders. These interests include those described below.

Following the implementation of the Plan of Arrangement, the Senior Management of Masonite will continue as senior management of the Company.

Each of the Executive Signatories and certain members of Senior Management of Masonite have existing severance agreements with Masonite that provide for payments to be made in the event that their employment is terminated following a “change in control”. It is a condition to Stile’s obligation to complete the Arrangement that each of the Executive Signatories waive the right to receive any such change in control payments that are triggered by the completion of the Arrangement. In addition, Masonite has agreed to use its commercially reasonable efforts to cause all employees who are entitled to any change in control payments arising as a result of the Arrangement to waive such entitlements. Furthermore, the Executive Signatories and certain members of Senior Management of Masonite have been granted RSUs and DSUs under Masonite’s 2002 Restricted Share Bonus Plan, 2002 Deferred Share Plan and Full Value Incentive Plan. Currently, payment in respect of outstanding DSUs may only be made when the executive’s employment with Masonite is terminated regardless of the occurrence of a change in control of Masonite; however, the incentive plans under which DSUs have been granted will be amended if Shareholder approval of the Arrangement is obtained to provide that payments in respect of outstanding DSUs will be accelerated upon a change in control of Masonite. Currently, the only consequence of a change in control is that any DSUs which have not yet vested when the change in control occurs will vest immediately. Under Masonite’s 2002 Restricted Share Bonus Plan and Full Value Incentive Plan, all outstanding RSUs vest and are paid out within five Business Days following a change in control. The transactions contemplated by the Plan of Arrangement would be considered a “change in control” under the agreements and incentive plans described above. Members of Senior Management hold a total of 425,370 RSUs and DSUs. As a group, they will be paid a total of C$17,971,882 on completion of the Arrangement in respect of such RSUs and DSUs. See “Information Concerning Masonite – Executive Compensation” and “Information Concerning Masonite – Report of the Human Resources and Compensation Committee and Executive Compensation”.

In addition, Stile has agreed to continue indemnification arrangements and directors’ and officers’ liability insurance for the present and former directors and officers of Masonite with respect to matters occurring prior to the Effective Time, which insurance will remain in place for a period of six years from the Effective Time. It is also expected that Mr. Orsino will become a member of the board of directors of Stile Holding following completion of the Arrangement.

The Board and the Special Committee were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement. In light of the interest of Senior Management in the transaction, the Arrangement Resolution must be approved by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the meeting excluding votes in respect of Common Shares held by Senior Management. See “– Vote Required to Approve the Transaction”.

Each of the Executive Signatories signed a letter of undertaking to KKR on December 22, 2004 pursuant to which they have agreed (i) to invest in Stile Holding on the Effective Date at the same price per share that the KKR investment funds pay for shares of Stile Holding and (ii) to waive the change in control payments under the severance agreements described above, each contingent on reaching satisfactory investment terms with Stile Holding. The Executive Signatories have agreed to invest in Stile Holding at least US$19.5 million in the aggregate: at least US$7.5 million by Mr. Orsino and at least US$4.0 million by each of Messrs. Ambruz, Morrison and Repar. Each of the Executive Signatories has also agreed not to exercise any Company Options held by him prior to the completion of the Arrangement. It is a condition to Stile’s obligation to complete the Arrangement that the Executive Signatories and certain other officers and employees of Masonite (expected to be approximately 40 individuals worldwide) invest at least US$25 million in Stile Holding and, as such, it is expected that other officers and employees of Masonite will also invest in Stile Holding on the Effective Date (such officers and employees, together with the Executive Signatories, the “Investing Employees”). The total investment of the Investing Employees in Stile Holding is currently anticipated to represent approximately 5% of the equity of Stile Holding. Based on the letter of undertaking of each of the Executive Signatories, it is anticipated that Mr. Orsino would own approximately 1.11% of the equity of Stile Holding and each of Messrs. Ambruz, Morrison and Repar would own approximately 0.59% of such equity. Currently, Mr. Orsino owns approximately 0.60% of the outstanding Common Shares, Mr. Ambruz owns approximately 0.05% of the outstanding Common Shares, Mr. Morrison owns approximately 0.04% of the outstanding Common Shares and Mr. Repar owns approximately 0.08% of the outstanding Common Shares. See “Information Concerning Masonite – Share Ownership of Directors and Officers”.

Investing Employees may be able to satisfy some or all of their investment commitment by exchanging Common Shares and/ or Company Options pursuant to an Employee Rollover Agreement. Investing Employees will receive cash for their Common Shares pursuant to the Arrangement unless they enter into an Employee Rollover Agreement to receive shares of Stile Holding in exchange for their Common Shares immediately following the effectiveness of the Arrangement. In addition, Investing Employees who elect to receive a cash payment under the Company Stock Option Plan in respect of their Company Options will receive a cash payment in an amount equal to the total In-the-Money Amount of their Company Options pursuant to the Arrangement unless they enter into an Employee Rollover Agreement to dispose of their Employee Rollover Options in exchange for Replacement Options. The total In-the-Money Amount in respect of the Replacement Options will, at the time of granting such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Employee Rollover Options exchanged for such Replacement Options.

Stile has provided a term sheet to Masonite management setting out Stile’s proposal with respect to a stock option plan to be established for the Investing Employees. Under that term sheet, following completion of the Arrangement, for each share purchased by an Investing Employee in Stile Holding, the employee will receive an option (different from the Replacement Options that may be exchanged for Employee Rollover Options) to buy additional shares in Stile Holding at an exercise price equal to the fair market value on the date of the option grant of a share in Stile Holding. Approximately half of these options will vest and become exercisable over a five-year period. The remainder of these options will be exercisable upon the achievement of certain performance targets. If the performance targets are achieved, these options will also vest over a five-year period following the date of grant. These options will expire ten years after the date of grant but generally terminate earlier upon the termination of the employment of the Investing Employee. These options will also be subject to accelerated vesting in certain circumstances upon a change in control of the Company. It is expected that this stock option plan will entitle the Investing Employees to acquire up to approximately an additional 7 to 13% of the equity of Stile Holding on a fully-diluted basis.

Under the term sheet provided by Stile, each Investing Employee would also enter into a shareholders’ agreement containing restrictions on the transfer of any shares and options held by him in Stile Holding (including shares received on the exercise of options) for five years after completion of the Arrangement. The shareholders’ agreement would also provide for (i) a right of first refusal in favour of Stile Holding, (ii) the repurchase of the equity of the Investing Employee in the event that his or her employment is terminated in certain circumstances and (iii) standard confidentiality, non-competition and non-solicitation covenants in favour of Stile Holding. Each Investing Employee would also enter into a sale participation agreement which would grant to the Investing Employee the right to participate within five years of the completion of the Arrangement in a sale of common shares of Stile Holding by certain investment funds affiliated with KKR that are shareholders of Stile Holding. In addition, the Investing Employees will be permitted to participate in registrations by Stile Holding of its equity securities if certain investment funds affiliated with KKR that are shareholders of Stile Holding are also selling their shares.

Stile Holding is also expected to enter into severance agreements with each of the Executive Signatories.

Company Options

Pursuant to the Combination Agreement, at the Effective Time, each Cashed-out Option, other than an Employee Rollover Option, will be cancelled by the Company in exchange for a cash payment by the Company in an amount equal to the In-the-Money Amount of such settled Cashed-out Option, less any required withholding taxes. In addition, each Company Option issued and outstanding immediately prior to the Effective Time, other than a Cashed-out Option or an Employee Rollover Option, will cease to represent a right to receive any Common Shares. Instead, beginning immediately after the Effective Time, the sole entitlement of a holder of such a Company Option will be to receive a cash payment from Masonite equal to the total In-the-Money Amount of such Company Option, less any required withholding taxes. Employee Rollover Options will be exchanged for Replacement Options. The total In-the-Money Amount in respect of the Replacement Options will, at the time of granting such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Employee Rollover Options exchanged for such Replacement Options.

Sources of Funds for the Arrangement

Under the Arrangement and related transactions, Stile is expected to pay an aggregate amount of approximately C$2.393 billion to (i) acquire all of the outstanding Common Shares of Masonite, assuming no Shareholders exercise and perfect their Dissent Rights, (ii) cancel all outstanding Company Options and (iii) cancel all outstanding RSUs and DSUs. Stile’s cash payment will be reduced to the extent Investing Employees enter into Employee Rollover Agreements in respect of some or all of the Common Shares and Company Options held by them. In addition, Stile expects the Company Credit Facility, which had a balance of US$576 million on December 31, 2004 (plus accrued interest thereon and excluding breakage fees under such debt and hedging arrangements related thereto which would have been US$26 million, net of tax, as at December 31, 2004), to be repaid. Moreover, Stile and Masonite will incur approximately US$140 million in fees and expenses in connection with the Arrangement and related transactions. The following arrangements are intended to provide the necessary financing for the Arrangement. In addition, it is expected that a portion of the Company’s cash and cash equivalents, which on December 31, 2004 totalled approximately US$80 million, will be used to repay a portion of the Company Credit Facility on or before the Effective Date.

         Debt Financing

Stile has received a commitment letter from The Bank of Nova Scotia dated December 21, 2004, which was amended and restated by a commitment letter dated February 4, 2005, for Stile and Stile U.S. Acquisition Corp. (“Stile U.S.”), a newly formed and wholly-owned Subsidiary of Stile Holding, to obtain, subject to the conditions described below, (1) senior secured credit facilities in an aggregate amount of up to US$1.525 billion and (2) either (a) (I) up to US$825 million (reduced by the aggregate principal amount of any senior notes referred to in clause (II) below) in aggregate principal amount of senior subordinated notes in a public offering or private placement and (II) up to US$300 million in aggregate principal amount of senior notes in a public offering or private placement or (b) up to US$825 million of senior subordinated increasing rate loans under a senior subordinated bridge facility.

The proceeds of this financing will be used (1) to repay Masonite’s outstanding debt under the Company Credit Facility, (2) to pay a portion of the purchase price for the acquisition of the Common Shares and the payment in respect of outstanding Company Options, RSUs and DSUs, (3) to provide financing for Masonite’s ongoing working capital and general corporate needs, and (4) to pay fees and expenses. This commitment will terminate on the earlier of April 30, 2005 and the termination of the commitment by Stile. The obligation of The Bank of Nova Scotia to provide the financing contemplated by the commitment letter is subject to customary conditions, including but not limited to the following:

•	there not having occurred a Material Adverse Change with respect to Masonite;

•	the consummation of the Arrangement as contemplated by the Combination Agreement;

•	an affiliate of KKR having made the capital contribution described under “– Equity Financing” below; and

•	the execution of definitive loan documentation.

It is a condition to the completion of the Arrangement that Stile has received the funds in the amount contemplated by the commitment letter to be delivered as of the Effective Date of the Arrangement on the terms and conditions set forth in the commitment letter.

          (i) Senior Credit Facilities

It is expected that the senior credit facilities contemplated by the debt commitment letter will be comprised of (1) a senior secured term loan facility of up to US$1.175 billion, the proceeds of which will be used solely to pay the consideration for the acquisition of the Common Shares and related costs and expenses, and (2) a senior secured multi-currency revolving credit facility of up to US$350 million, up to US$6.0 million of which may be used on the Effective Date to finance the Arrangement and related transactions, and all other proceeds of which are to be used solely for general corporate purposes and of which an amount to be agreed will be available in the form of letters of credit. The term facility is expected to have a term of eight years and the revolving facility is expected to have a term of six years. The term facility is expected to bear interest, at the option of the borrowers, at a per annum rate equal to LIBOR plus 2.5% or the alternate base rate plus 1.5%. Borrowings under the revolving facility are expected to initially bear interest, at the option of the borrowers, at a per annum rate equal to an adjusted LIBOR rate plus 2.5% or the alternate base rate plus 1.5%, subject to adjustment based on the financial performance of the borrowers. In addition, Stile and Stile U.S. expect to pay certain fees in connection with the senior credit facilities, including a letter of credit fee and an unused facility fee that will accrue at a per annum rate of 0.50% on the undrawn portion of the commitments under the revolving facility.

It is expected that the borrowers under the senior credit facilities will be Stile and Stile U.S., and that the senior credit facilities will be guaranteed by Stile Holding or a direct wholly-owned subsidiary of Stile Holding owning all of the capital stock of Stile and Stile U.S., and by Stile U.S. (as to the obligations of Stile), Stile (as to the obligations of Stile U.S.) and each Canadian and U.S. subsidiary, and certain other material subsidiaries of Stile and Stile U.S. (but excluding any non-U.S. subsidiaries of Stile U.S. and their subsidiaries). It is further expected that borrowings under the senior credit facilities will be secured by substantially all the assets of the borrowers and each guarantor, including but not limited to:

•	a perfected first-priority pledge of all the capital stock held by either borrower or any guarantor (which will be limited in the case of any non-U.S. subsidiary of a U.S. entity to 65% of the voting stock of such non-U.S. subsidiary, and, in the case of other subsidiaries other than U.S. and Canadian subsidiaries, as the borrowers and The Bank of Nova Scotia agree); and

•	a perfected first-priority security interest in, and mortgages on, substantially all tangible and intangible assets of the borrowers and each guarantor.

The senior credit facilities are expected to contain customary affirmative and negative covenants, including (1) a maximum leverage ratio, (2) a minimum interest coverage ratio and (3) other covenants restricting indebtedness, sales of assets, liens and dividends and other distributions. The senior credit facilities are also expected to contain customary representations and warranties and event of default provisions.

          (ii) Senior Floating Rate Notes

It is expected that Stile and Stile U.S. will issue up to US$300 million of new unsecured senior floating rate notes and that senior floating rate notes issued by Stile and senior floating rate notes issued by Stile U.S. will be offered together as units pursuant to an offering exempt from registration under the U.S. Securities Act of 1933. The interest rate and other terms of the senior floating rate notes will depend upon interest rate and market conditions at the time of their issuance. However, it is anticipated that the senior subordinated notes will:

•	have a maturity of 8 years and six months from the issue date;

•	bear interest at a rate per annum, reset annually, that must be paid in cash semi-annually;

•	be guaranteed by Stile Holding or a direct wholly-owned subsidiary of Stile Holding owning all of the capital stock of Stile and Stile U.S., by Stile (as to the obligations of Stile U.S.), Stile U.S. (as to the obligations of Stile) and by all subsidiaries of Stile and Stile U.S. that guarantee the senior credit facility;

•	be senior to any subordinated indebtedness of Stile, Stile U.S. and each guarantor;

•	be unsecured obligations and rank equally with all senior indebtedness of Stile, Stile U.S. and each guarantor;

•	be effectively junior to the senior secured credit facilities; and

•	be redeemable under certain circumstances.

It is expected that the senior floating rate notes will also contain covenants that are customary for this type of financing, including, without limitation, restrictions on dividends, stock repurchases, liens, indebtedness, affiliate transactions, asset sales and mergers. It is expected that the units containing the senior floating rate notes will be issued in an offering to be consummated prior to or concurrently with the completion of the Arrangement.

          (iii) Senior Subordinated Notes

It is expected that Stile and Stile U.S. will issue up to US$525 million of new unsecured senior subordinated notes and that senior subordinated notes issued by Stile and senior subordinated notes issued by Stile U.S. will be offered together as units pursuant to an offering exempt from registration under the U.S. Securities Act of 1933. The interest rate and other terms of the senior subordinated notes will depend upon interest rate and market conditions at the time of their issuance. However, it is anticipated that the senior subordinated notes will:

•	have a maturity of 10 years from the issue date;

•	bear interest that must be paid in cash semi-annually;

•	be guaranteed by Stile Holding or a direct wholly-owned subsidiary of Stile Holding owning all of the capital stock of Stile and Stile U.S., by Stile (as to the obligations of Stile U.S.), Stile U.S. (as to the obligations of Stile) and by all subsidiaries of Stile and Stile U.S. that guarantee the senior credit facility;

•	be subordinated to any senior indebtedness of Stile, Stile U.S. and each guarantor;

•	be unsecured obligations and rank equally with all senior subordinated indebtedness of Stile, Stile U.S. and each guarantor; and

•	be redeemable under certain circumstances.

It is expected that the senior subordinated notes will also contain covenants that are customary for this type of financing, including, without limitation, restrictions on dividends, stock repurchases, liens, indebtedness, affiliate transactions, asset sales and mergers. It is expected that the units containing the senior subordinated notes will be issued in an offering to be consummated prior to or concurrently with the completion of the Arrangement.

          (iv) Bridge Facility

Pursuant to the debt commitment letter, The Bank of Nova Scotia has committed to provide Stile and Stile U.S. an unsecured senior bridge facility of up to US$825 million in the event that Stile and Stile U.S. cannot complete the intended issuance of US$825 million of senior floating rate notes and senior subordinated notes described above. The proceeds of this financing would be used to provide a portion of the funds required to complete the Arrangement and related transactions and to pay related fees and expenses.

The loans under the bridge facility are expected to have a term of eighteen months and to be convertible (subject to certain conditions) at maturity (if not repaid) into senior subordinated term loans that mature on the tenth anniversary of the Effective Date. The bridge facility is expected to bear interest during the first six months at the higher of (1) 8.5% and (2) LIBOR plus 600 basis points, to increase by 100 basis point for the subsequent three-month period, and to increase by 50 basis points for each subsequent three-month period thereafter. It is expected that the bridge facility would be guaranteed by each guarantor of the senior facility on a senior subordinated basis.

         Equity Financing

An affiliate of KKR has committed to provide Stile or its assignee with an equity infusion of up to US$675 million (less amounts invested by Senior Management and employees and officers of the Company) on the Effective Date.

Stile has no agreement in place with respect to alternative funding in the event it is unable to obtain the financing described under “Debt Financing” and “Equity Financing” above.

Effects of the Arrangement – Plans and Proposals

It is presently expected that, shortly after the completion of the Arrangement, the Employee Rollover Shares will be acquired by Stile Holding and transferred to Stile, Masonite will be amalgamated with Stile and the separate corporate existence of Masonite will cease. Following such amalgamation, it is presently expected that Stile will transfer the capital stock of Masonite Holdings, Inc., a wholly owned Subsidiary of Masonite and the parent company of Masonite’s United States subsidiaries, to Stile U.S., in satisfaction of certain loans from Stile U.S. to Stile. Following such transfer, it is expected that Masonite Holdings, Inc. will be amalgamated with Stile U.S. It is also possible that other internal reorganization transactions may occur.

It is presently expected that, following the completion of the Arrangement, the operations and business of Masonite will be conducted substantially as they are currently conducted. Except as described in the preceding paragraph, the Stile Affiliates have no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving Masonite’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any material operations or sale or transfer of a material amount of assets. However, the Stile Affiliates will continue to evaluate Masonite’s business, operations and assets after the completion of the Arrangement from time to time, and may propose or develop new plans and proposals which they consider to be in the best interests of Masonite and its shareholders, including the consideration of material changes in Masonite’s present dividend rate or policy and level of indebtedness or capitalization.

It is a condition to Stile’s obligation to complete the Arrangement that all of the current members of the Board resign as of the Effective Date. At such time, Stile will appoint individuals who are affiliated with it to fill the vacancies created by such resignations. Stile may also consider and propose changes in the number or term of the members of the Board after the completion of the Arrangement from time to time. It is presently anticipated that the current officers of Masonite will continue to be the officers of the Company following the completion of the Arrangement.

Stock Exchange Listings and Status as a Reporting Issuer

As soon as possible after the Effective Date, Stile will apply to have the Common Shares delisted from the TSX and NYSE.

Following the Effective Date, it is also intended that an application be made to the applicable securities regulatory authorities in Canada for an order deeming Masonite to no longer be a “reporting issuer” for the purposes of applicable securities legislation. In addition, the registration of Common Shares under the Securities Exchange Act of 1934, as amended, will be terminated. As a result, Masonite will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation. Masonite, however, will likely be required to file, or resume filing, reports with the SEC as a result of the issuance of debt securities registered under the securities laws of the United States.

Expenses

The estimated fees, costs and expenses of Masonite in connection with the Arrangement contemplated herein including, without limitation, financial advisors’ fees, filing fees, Special Committee fees, legal and accounting fees and printing and mailing costs, excluding taxes, are anticipated to be approximately US$10.0 million; and the total estimated fees, costs and expenses of Masonite and the Stile Affiliates are anticipated to be approximately US$140 million. The fees, costs and expenses in connection with the Arrangement are set forth in the table below:

Legal, Accounting and Filing Fees	US$	15,300,000
Financing and Financial Advisor Fees	US$	120,500,000
Special Committee Fees	US$	200,000
Printing, Proxy Solicitation and Mailing Costs	US$	1,000,000
Miscellaneous	US$	3,000,000
Total	US$	140,000,000

Pursuant to the Combination Agreement, all costs and expenses of the parties in connection with the Arrangement are to be paid by the party incurring such expenses.

THE COMBINATION AGREEMENT

The following is only a summary of the material terms of the Combination Agreement. Shareholders are urged to read the Combination Agreement in its entirety. A copy is attached as Appendix B to this Circular.

Effective Date of the Arrangement

After obtaining the Final Order and subject to the satisfaction or waiver of the conditions set forth in the Combination Agreement, including the receipt of certain of the regulatory approvals referred to under “Principal Legal Matters – Principal Regulatory Approvals”, Masonite will send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required under the OBCA to give effect to the Arrangement. The Arrangement will become effective upon such delivery, which the parties anticipate will be on or prior to April 5, 2005.

Covenants of Masonite

Masonite has given, in favour of Stile, usual and customary covenants for an agreement of this nature (including a covenant to carry on business in the ordinary course, a covenant not to undertake certain actions outside of the ordinary course of business without Stile’s consent and a covenant to use commercially reasonable efforts to obtain the approvals necessary for the Arrangement). In addition, Masonite has provided certain non-solicitation covenants in favour of Stile. Masonite has agreed, except as otherwise provided in the Combination Agreement, that it will not, directly or indirectly through any officer, director, employee, representative or agent of Masonite or any of its Subsidiaries or otherwise, (i) solicit, initiate, knowingly encourage or otherwise facilitate the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal, (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal, or (v) withdraw or modify or publicly propose to withdraw or modify, in a manner adverse to Stile, the approval or recommendation of the Board or the Special Committee of the Arrangement.

Notwithstanding the foregoing, the Board is permitted under the Combination Agreement to comply with the Company’s disclosure obligations under applicable laws with regard to an Acquisition Proposal and take any other action to the extent ordered by a court of competent jurisdiction. In addition, Masonite is permitted to respond to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal, solely by advising that no information can be given unless a bona fide written Acquisition Proposal is made, and then only in compliance with Masonite’s non-solicitation covenants. Prior to the Meeting, provided that Masonite has complied with its non-solicitation covenants, if the Board concludes in good faith, after consultation with its outside legal and financial advisors, that it would be necessary to do so in order to fulfill its fiduciary duties, the Board is permitted to consider, participate in any discussions or negotiations, or enter into a confidentiality agreement and provide information in connection with, an unsolicited, bona fide written Acquisition Proposal that the Board concludes in good faith, after consultation with its outside legal and financial advisors, is or is reasonably likely to be a Superior Proposal. The Board may, upon terminating the Combination Agreement and paying to Stile the Termination Payment, withdraw or change, in a manner adverse to Stile, its approval or recommendation in favour of the Arrangement and instead recommend a Superior Proposal to the Shareholders, but only after extending to Stile a right to match the Superior Proposal. Upon the termination of the Combination Agreement as a result of Masonite’s breach of its non-solicitation covenants, Masonite must pay to Stile the Termination Payment.

Masonite has also covenanted under the Combination Agreement to use commercially reasonable efforts to cause its officers, employees and advisors to provide all cooperation reasonably requested by Stile in connection with the financing of the Arrangement by Stile. This includes using commercially reasonable efforts to cause officers and employees of the Company to be available to meet with prospective lenders and investors and to assist in the preparation of necessary disclosure documents regarding Stile’s financing of the Arrangement. Furthermore, Masonite has covenanted to use commercially reasonable efforts to cause all employees who are entitled to any change in control payments arising as a result of the Arrangement to waive such entitlements.

Covenants of Stile

Stile has given, in favour of Masonite, usual and customary covenants for an agreement of this nature, including using commercially reasonable efforts to obtain the required regulatory approvals relating to Stile and to carry out the terms of the Interim Order and Final Order applicable to it. Stile has also covenanted to use all commercially reasonable efforts to obtain and effectuate the financing described under “Particulars of the Arrangement – Sources of Funds for the Arrangement”.

Representations and Warranties

Each of the parties to the Combination Agreement made certain customary representations and warranties related to their due organization, good standing, and authorization to enter into the Combination Agreement, consents of governmental entities required as a result of the transactions contemplated by the Combination Agreement and the absence of any violation of or conflict with such party’s organizational documents, applicable law or material contracts as a result of entering into the Combination Agreement, among others. In addition, each party made certain representations and warranties particular to such party. These representations and warranties are, in some cases, subject to specified exceptions and qualifications.

Conditions of Closing

         Mutual Conditions

The Combination Agreement provides that the respective obligations of each party to complete the Arrangement are subject to the satisfaction or waiver, by mutual consent of Masonite and Stile, of the following conditions on or before the Effective Time:

(a)	the Arrangement Resolution shall have been approved (i) by the Shareholders by 66 2/3% of the votes cast by Shareholders who are present in person or by proxy at the Meeting, (ii) by a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or by proxy at the Meeting excluding votes in respect of Common Shares held by Senior Management, and (iii) in accordance with any other conditions contained in the Interim Order;

(b)	the Interim Order and the Final Order shall have each been obtained on terms consistent with the Combination Agreement and in a form satisfactory to Masonite and Stile, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)	the Articles of Arrangement shall be in content consistent with the Combination Agreement and in form satisfactory to Masonite and Stile, acting reasonably;

(d)	there shall not be in force any Law (as defined in the Combination Agreement), final and non-appealable injunction, order or decree prohibiting, restraining or enjoining the consummation of the Arrangement;

(e)	the regulatory approvals relating to the Competition Act, the Investment Canada Act, the HSR Act, the Merger Regulation (European Community), the Competition Act 89 (South Africa) and the New Jersey Industrial Site Recovery Act, all as described under “Principal Legal Matters – Principal Regulatory Approvals” shall have been obtained or satisfied on terms and conditions satisfactory to Masonite and Stile, acting reasonably; and

(f)	the Combination Agreement shall not have been terminated pursuant to its terms. See “– Termination of Combination Agreement”.

         Additional Conditions in Favour of Stile

The Combination Agreement provides that the obligation of Stile to complete the Arrangement is also subject to the fulfillment of a number of additional conditions, each of which is for the exclusive benefit of Stile and may be waived by it. These additional conditions include:

(a)	the covenants of Masonite contained in the Combination Agreement shall have been performed in all material respects on or before the Effective Date;

(b)	Masonite’s representations and warranties shall have been true and correct at December 22, 2004 and at the Effective Time;

(c)	Masonite shall have taken the necessary corporate action to permit the consummation of the Arrangement;

(d)	no Material Adverse Change shall have occurred from December 22, 2004 to the Effective Date;

(e)	there shall not be pending or threatened in writing any actions or proceedings by any government entity seeking to prohibit the Arrangement, limit the ownership or operation by Stile of the business of Masonite, limit the ability of Stile to acquire or hold any Common Shares or from controlling in any material respect the business or operations of Masonite or which in the judgement of Stile, is reasonably likely to have a Material Adverse Effect on Masonite or Stile;

(f)	Dissent Rights shall not have been exercised by Shareholders holding more than 15% of the outstanding Common Shares;

(g)	none of the Executive Signatories shall have resigned, they shall have each waived any change in control payments to which they would otherwise be entitled to receive as a result of the Arrangement, they shall have each invested in Stile (or its direct or indirect parent) as described under “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement” and the aggregate equity investment of employees and officers of the Company in Stile (or its direct or indirect parent) shall not be less than US$25 million;

(h)	Stile shall have received the funds described under “Particulars of the Arrangement – Sources of Funds for the Arrangement” on the terms and conditions set forth in the commitment letters relating thereto;

(i)	certain specific consents as well as all necessary third party consents, waivers, approvals or authorizations to the completion of the Arrangement shall have been obtained on terms satisfactory to Stile, acting reasonably, except where the failure to so obtain said consents, waivers, approvals or authorizations would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, on Masonite;

(j)	the Board shall not have approved or recommended any Acquisition Proposal;

(k)	all of the directors on the Board shall have resigned as of the Effective Time;

(l)	there shall not have occurred any actual change or amendment to (or any proposal to amend or change) the Tax Act or Code, as applicable, or other Tax legislation which individually or in the aggregate, directly or indirectly, has or could reasonably be expected to have any material adverse effect with respect to the Arrangement or Stile’s ownership of the Company, and which was not publicly announced or proposed on or prior to December 22, 2004;

(m)	no person other than Stile shall have entered into a definitive agreement or an agreement in principle with Masonite with respect to an Acquisition Proposal;

(n)	Stile shall have been provided with “payoff” letters from the providers of the Company Credit Facility in form and content satisfactory to Stile; and

(o)	no more than 350,000 Common Shares shall have been issued under the Company Stock Option Plan between December 22, 2004 and the Effective Date.

         Additional Conditions in Favour of Masonite

The Combination Agreement provides that the obligation of Masonite to complete the Arrangement is also subject to the following conditions, each of which is for the exclusive benefit of Masonite and may be waived by it:

(a)	the covenants of Stile contained in the Combination Agreement shall have been performed in all material respects on or before the Effective Date;

(b)	the representations and warranties of Stile shall have been true and correct at December 22, 2004 and at the Effective Date;

(c)	Stile shall have taken all necessary corporate actions to permit the consummation of the Arrangement; and

(d)	Stile shall have deposited the total cash purchase price payable for the Common Shares and Company Options with the Depositary.

Termination of Combination Agreement

The Combination Agreement may be terminated at or before the Effective Time as follows:

(a)	by Stile if any of the closing conditions in its favour (including the mutual conditions) has not been satisfied by the Effective Time;

(b)	by Masonite if any of the conditions in its favour (including the mutual conditions) has not been satisfied by the Effective Time;

(c)	by mutual agreement of Masonite and Stile before or after the Meeting;

(d)	by either party if any law is passed that makes the Arrangement illegal or otherwise prohibited;

(e)	by Stile if (i) the Board fails to recommend or withdraws, modifies or changes in a manner adverse to Stile its approval or recommendation of the Combination Agreement, the Arrangement or the Arrangement Resolution, (ii) the Board approves or recommends any Acquisition Proposal, (iii) Masonite breaches its non-solicitation covenants contained in the Combination Agreement, or (iv) an Acquisition Proposal shall have been publicly made, announced or otherwise disclosed before the Meeting and the Board shall not have sent to Shareholders a statement re-affirming the recommendation for the Arrangement within ten days (in the case of a take-over bid) or issued a press release within ten days disclosing that the Board reaffirms its recommendation of the Arrangement (in the case of an Acquisition Proposal that is not a take-over bid);

(f)	by Masonite in order to enter into a definitive agreement with respect to a Superior Proposal, provided Masonite is not in breach of its non-solicitation covenants and pays the fee described under “– Termination Payment” below;

(g)	by either party if the Shareholders do not approve the Arrangement;

(h)	by Stile if the conditions described under paragraphs (a) and (b) above under “– Additional Conditions in Favour of Stile” are not satisfied; or

(i)	by Stile if the Meeting has not occurred on or before April 15, 2005.

If the Arrangement is not completed by April 29, 2005, then, unless otherwise agreed in writing by Stile and Masonite, the Combination Agreement shall terminate provided that if the required regulatory approvals have not been obtained by the date that is five Business Days before April 29, 2005, either party may unilaterally extend the termination of the Combination Agreement by an additional 30 days by providing notice in writing to the other party.

Termination Payment and Expenses

The Combination Agreement specifies that Masonite must pay the Termination Payment if:

(a)	Stile terminates the Combination Agreement due to a failure of the Board to recommend or the Board withdrawing, modifying or changing, in a manner adverse to Stile, its approval or recommendation of the Combination

Agreement, the Arrangement or the Arrangement Resolution; the Board approving or recommending any Acquisition Proposal other than the Arrangement; Masonite breaching its non-solicitation covenants; or the Board failing to re-affirm its recommendation of the Arrangement within ten days of an Acquisition Proposal having been publicly made, announced or otherwise disclosed before the Meeting; or

(b)	Masonite terminates the Combination Agreement in order to enter into a definitive agreement with respect to a Superior Proposal.

Furthermore, in the event that Masonite or Stile terminates the Combination Agreement:

(a)	because the Shareholders do not approve the Arrangement;

(b)	because any of Masonite’s representations and warranties is wilfully or intentionally breached causing the condition to closing relating to the accuracy of Masonite’s representations and warranties to not be satisfied;

(c)	because Masonite breaches a covenant under the Combination Agreement causing the condition relating to the satisfaction of Masonite’s covenants to not be satisfied; or

(d)	because the Meeting has not occurred by April 15, 2005,

and concurrently with such termination or within 12 months thereof, Masonite enters into, or submits to the Shareholders for approval, an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, then Masonite must pay the Termination Payment.

Masonite has agreed to pay US$20 million to Stile to reimburse it for currency hedging costs solely in the event that the Combination Agreement is terminated because the Shareholders do not approve the Arrangement Resolution at the Meeting by the requisite vote.

Amendment

The Combination Agreement and Plan of Arrangement may be modified before or after the Meeting, but before the Effective Date, by agreement in writing of Masonite and Stile, and any such amendment may, without further Shareholder approvals, subject to applicable Laws and any applicable order of the Court, without limitation:

(a)	change the time for performance of any obligations of the parties;

(b)	waive any inaccuracies or modify any representations and warranties;

(c)	waive compliance with or modify any covenants or obligations to be performed; and/or

(d)	waive compliance with or modify any conditions to closing.

PRINCIPAL LEGAL MATTERS

Court Approval and Completion of the Arrangement

An arrangement of a corporation under the OBCA requires Court approval. Prior to the mailing of this Circular, Masonite obtained the Interim Order authorizing and directing Masonite to call, hold and conduct the Meeting in accordance with the Notice of Special Meeting, the OBCA and the Interim Order and, in that connection, to submit the Arrangement to the Meeting and to seek approval thereof from the Shareholders in the manner set forth in the Interim Order. A copy of the Interim Order is attached as Appendix C to this Circular.

Subject to the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on April 1, 2005 at 10:00 a.m. (Toronto time) in the Court at 393 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable. At the hearing, any Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of appearance in accordance with the Ontario Rules of Civil Procedure, serving such notice of appearance upon the solicitors of Masonite and Stile and upon all other parties who have filed a notice of appearance and satisfying any other requirements as provided in the Interim Order. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In considering the fairness of an arrangement, courts in Canada usually look at factors such as the level and nature of shareholder approval; the level of support from the board of directors (that is, has the board unanimously recommended the transaction); whether a fairness opinion has been provided by an independent and reputable financial adviser; whether dissent rights have been provided and the degree to which shareholders have exercised them; whether the information provided to shareholders was of a quantity and quality sufficient to enable them to make an informed decision; and whether the application for a fairness determination is actively opposed. The Court also considers the substantive fairness of the arrangement, largely based on the shareholder vote, the fairness opinions, and other factors such as whether the transaction provides shareholders with a premium over the share price before the announcement of the transaction. The Notice of Application for the Final Order is attached as Appendix D to this Circular.

Assuming that the Final Order is granted, and that the other conditions set forth in the Combination Agreement are satisfied or waived by the party or parties for whose benefit they exist, then the Articles of Arrangement will be filed with the Director to give effect to the Arrangement and all other arrangements and documents necessary to complete the Arrangement will be delivered as soon as reasonably practicable thereafter.

Principal Regulatory Approvals

         Competition Act (Canada)

Under the Competition Act (Canada) (the “Competition Act”), a transaction that exceeds certain financial thresholds requires prior notification (a “Notifiable Transaction”) to the Commissioner under the Competition Act (the “Commissioner”) unless the Commissioner issues an advance ruling certificate under section 102 of the Competition Act (an “ARC”) or waives the filing obligation in respect of the transaction. If a transaction is a Notifiable Transaction, it may not be completed until the applicable statutory waiting period has expired, or the Commissioner has either issued an ARC or, in lieu of an ARC, waived the filing obligation. However, the Commissioner’s review of a transaction may take longer than the statutory waiting period.

The Arrangement is a Notifiable Transaction. Stile filed a request for an ARC with the Commissioner on January 6, 2005, and received an ARC on January 10, 2005.

         Investment Canada Act

Under the Investment Canada Act, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the Minister responsible for the Investment Canada Act (the “Minister”) is satisfied that the transaction is likely to be of “net benefit to Canada”. If a transaction is subject to the review requirement (a “Reviewable Transaction”), an application for review must be filed with the Investment Review Division of Industry Canada prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review.

The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada’s ability to compete in world markets. If the Minister is not satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

The Arrangement is a Reviewable Transaction. Stile filed an application for review with the Investment Review Division of Industry Canada on January 6, 2005.

         Hart-Scott-Rodino Act

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the Arrangement may not be completed until notifications have been given, required information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and the required waiting period has expired or been earlier terminated. Under the HSR Act, the transaction may not be completed until 30 days after the initial filing (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, 30 days after Masonite and Stile have complied with that request for additional information (unless this period is shortened by a grant of early termination).

Masonite and Stile each filed a Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission on January 7, 2005. Early termination of the waiting period was granted on January 19, 2005.

         Merger Regulation (European Community)

Under the European Community Merger Regulation (“ECMR”), merging parties that exceed certain financial thresholds must notify their transaction to the European Commission. A transaction may not be completed until a notification has been made to and reviewed by the European Commission, and the European Commission has authorized the transaction.

If none of the parties to the concentration are engaged in business activities in the same relevant product and geographic market (i.e., no horizontal competitive overlap), or in a market which is upstream or downstream of a market in which another party to the concentration is engaged (i.e., no vertical relationship) or, if any such horizontal overlap or vertical relationship is below certain threshold limits, the parties may use a Short Notification Form for notifying their transaction to the European Commission.

Stile filed a Short Notification Form under the ECMR with the European Commission on January 14, 2005. Clearance was obtained on February 17, 2005.

         Competition Act 89 (South Africa)

Under the South African Competition Act 89 (“SACA”), transactions involving assets or turnovers in, into or from South Africa meeting certain financial thresholds must be notified to the Competition Commission. A transaction may not be completed until a notification has been made to and reviewed by the Competition Commission and the South African Commissioner and Deputy Commissioners have authorized the transaction.

The South African Commissioner and Deputy Commissioners must either approve the transaction (conditionally or unconditionally) or prohibit the transaction within 20 business days which can unilaterally be extended by the South African Competition Commissioner by an additional 40 business days. A faster procedure may be granted provided that certain conditions are met, including that the transaction does not raise any horizontal or vertical competition concerns.

Stile filed a notification under the SACA with the Competition Commission on January 12, 2005. The transaction was unconditionally approved on February 10, 2005.

         Law 8884 (Brazil)

Under the Brazilian Law 8884 (the Brazilian antitrust law), transactions which exceed certain financial or market share thresholds require notification to the CADE (the Brazilian antitrust commission). Such notifiable transactions may be completed before the SEAE (an office of the Ministry of Finance, in charge of economic investigations) and the SDE (an office of the Ministry of Justice) issue their opinions on the transaction and the CADE authorizes the transaction. Authorization by the CADE is not a condition to the completion of the Arrangement.

Stile filed a notification with the CADE on January 11, 2005.

         Federal Law of Economic Competition (Mexico)

Under the Mexican Federal Law of Economic Competition (the “MLC”), transactions that exceed certain financial thresholds, or which result in one company holding certain minimum levels of assets or shares of another company in Mexico, or which result in an additional accumulation in Mexico of assets and capital stock of in excess of certain thresholds, must be notified to the Mexican Federal Competition Commission (the “Mexican Commission”).

Stile filed a notification with the Mexican Commission on January 24, 2005. Approval was received from the Mexican Commission on February 18, 2005.

         New Jersey Industrial Site Recovery Act

A New Jersey environmental statute, the Industrial Site Recovery Act, requires an environmental assessment of statutorily defined industrial properties be performed in the event of a change in control or corporate reorganization and that, if any investigation and/or remediation is necessary, appropriate financial guarantees be provided. On December 30, 2004, the Company submitted a request to the New Jersey Department of Environmental Protection seeking its view as to the applicability of the Industrial Site Recovery Act to the Company’s New Jersey facility. On January 10, 2005, the Department informed the Company that it concurred with the Company’s view that such Act does not apply to the Company’s New Jersey facility.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to Masonite, the following summary describes the material Canadian federal income tax considerations in respect of the Arrangement generally applicable to a holder of Common Shares who, for purposes of the Tax Act and at all relevant times, holds such Common Shares as capital property, deals at arm’s length and is not affiliated with each of Masonite and Stile (a “Holder”), and disposes of Common Shares to Stile under the Arrangement. Employee Rollover Shares will not be disposed of under the Arrangement.

Common Shares will generally be considered to be capital property to a Holder unless the Holder holds such Common Shares in the course of carrying on a business or acquired such Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Holders whose Common Shares might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Common Shares and all other “Canadian securities” as defined in the Tax Act owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof, and counsel’s understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative practices of the Canada Revenue Agency (“CRA”). This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Holder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, to a Holder that is a “specified financial institution” as defined in the Tax Act, or to a Holder an interest in which would be a “tax shelter investment” within the meaning of the Tax Act. Such Holders should consult their own tax advisors.

This summary does not describe the tax consequences to holders of Company Options in respect of the exercise or cancellation of such Company Options prior to or pursuant to the Arrangement. Holders of Company Options should consult their own tax advisors with respect to their particular circumstances.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all federal income tax considerations. Consequently, Holders may wish to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares pursuant to the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

         Disposition of Common Shares under the Arrangement

A Resident Holder who disposes of Common Shares to Stile under the Arrangement will realize a capital gain (or capital loss) to the extent that the cash paid to the Resident Holder for such Common Shares under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Holder of such Common Shares immediately before the disposition.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received on the Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

         Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

         Additional Refundable Tax

A Resident Holder that is throughout the year a “Canadian controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains, interest and dividends that are not deductible in computing taxable income.

         Dissenting Resident Holders

A Resident Holder who dissents from the Arrangement will be considered to have disposed of such Holder’s Common Shares to Stile and will be entitled to receive a payment from Stile of an amount equal to the fair value of the Common Shares held by such Resident Holder. A dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the payment received from Stile on the disposition of the Common Shares, less any interest awarded by the Court, exceeds (or is less than) the adjusted cost base to the Resident Holder of such Common Shares immediately before the disposition. The taxation of capital gains and losses is described above.

Any interest awarded by a Court must be included in the dissenting Resident Holder’s income for the purposes of the Tax Act.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, the Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

         Disposition of Common Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Common Shares to Stile under the Arrangement unless such Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Generally, a Common Share will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that (i) such Common Share is listed on a prescribed stock exchange (which currently includes the TSX and the NYSE) at that time, (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons, did not own 25% or more of the issued shares of any class or series in the capital of Masonite at any time during the 60-month period immediately preceding that time, and (iii) such Common Share is not deemed to be taxable Canadian property for purposes of the Tax Act.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “– Holders Resident in Canada – Disposition of Common Shares Under the Arrangement” will generally apply.

         Dissenting Non-Resident Holders

A Non-Resident Holder who dissents from the Arrangement will be considered to have disposed of such Holder’s Common Shares to Stile and will be entitled to receive a payment from Stile of an amount equal to the fair value of the Non-Resident Holder’s Common Shares. A dissenting Non-Resident Holder will realize a capital gain (or capital loss) to the extent that the payment received from Stile on the disposition of the Common Shares, less any interest awarded by the Court, exceeds (or is less than) the adjusted cost base to the Non-Resident Holder of such Common Shares immediately before the disposition. The taxation of capital gains and losses is described above under “– Holders Not Resident in Canada – Disposition of Common Shares Under the Arrangement”.

Any interest awarded by a Court and paid or credited to a dissenting Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material United States federal income tax consequences of the Arrangement to holders of Common Shares and is based upon the Code, United States Treasury regulations, Internal Revenue Service (“IRS”) rulings and judicial and administrative decisions in effect as of the date of this Circular. This discussion is limited to the material United States federal income tax consequences of the Arrangement to Shareholders who are U.S. Holders (as defined below) and who, on the date on which the Arrangement is completed, hold Common Shares as a capital asset. The tax principles discussed below are subject to retroactive changes that may result from amendments to the Code after the date of this Circular. This discussion does not address taxpayers subject to special treatment under the U.S. federal income tax laws, such as insurance companies, financial institutions, dealers in securities, tax exempt organizations, S corporations and taxpayers subject to the alternative minimum tax. This discussion may not apply to Shareholders who acquired their Common Shares upon the exercise of employee stock options or otherwise as compensation or who hold their shares as part of a hedge, straddle or conversion transaction. This discussion does not address potential foreign, state, local or other tax consequences of the Arrangement. All Shareholders may wish to consult their own tax advisors regarding the U.S. federal income tax consequences, as well as the foreign, state and local tax consequences of the disposition of their Common Shares in the Arrangement.

If a partnership holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding such Common Shares, the holder is urged to consult its tax advisors regarding the tax consequences of the Arrangement.

As used in this section “United States Federal Income Tax Consequences”, the term “U.S. Holder” means a beneficial holder of Common Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

For United States federal income tax purposes, the Arrangement will be treated as a taxable sale or exchange of Common Shares for cash by each U.S. Holder (including any U.S. Holder who properly exercises Dissent Rights). Accordingly, a U.S. Holder will recognize capital gain or loss by reason of the disposition of its Common Shares pursuant to the Arrangement in an amount equal to the difference between the amount of cash received by the U.S. Holder (either in connection with the Arrangement or in connection with the exercise of Dissent Rights) and the U.S. Holder’s tax basis in its Common Shares. Such capital gain or loss will be long term with respect to Common Shares the U.S. Holder has held for a period of more than one year as of the effective time of the Arrangement. Long-term capital gain of a non-corporate U.S. Holder is generally subject to tax at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.

The amount of any cash paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the cash is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss.

A U.S. Holder may be subject to information reporting and backup withholding if it is a non-corporate U.S. Holder and (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that it failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or (iii) in certain circumstances, fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is provided to the IRS.

INFORMATION CONCERNING MASONITE

General

Masonite was formed by articles of amalgamation under the OBCA on January 1, 2002 upon the amalgamation of Premdor Inc. and its wholly-owned subsidiaries, Masonite International Corporation and Les Portes Centenaires Ltée. As a result of this amalgamation, the company changed its name from Premdor Inc. to Masonite International Corporation. The registered and principal office of Masonite is located at 1600 Britannia Road East, Mississauga, Ontario L4W 1J2 (registered office phone number: (905) 670-6500).

The principal business of Masonite is the manufacturing of doors, door components and door entry systems for new residential construction, home repair, renovation and remodelling and commercial use. Masonite manufactures a broad line of interior doors and also manufactures exterior doors and door components which are sold to large distributors, jobbers, home centre chains and wholesale and retail buildings supply dealers across North America, South America, France, the United Kingdom, Europe and other countries in the Middle East and Asia.

Documents Incorporated by Reference

The following documents filed with the Canadian and United States securities regulatory authorities are specifically incorporated by reference in and form an integral part of this Circular: (i) Masonite’s Annual Information Form dated March 4, 2005 for the year ended December 31, 2004; and (ii) the audited consolidated financial statements of Masonite for the year ended December 31, 2004 together with management’s discussion and analysis thereon. These documents and other documents Masonite is required to make public are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and will be provided promptly and free of charge, upon request, to any Shareholder.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superceded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated by reference herein, modifies or supercedes that statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this Circular. The making of a modifying or superceding statement shall not be deemed an admission for any purposes that the modified or superceded statement, when made, constitutes a misrepresentation, an untrue statement of a material fact or an omission to state a material facts that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Selected Financial Information

The following table presents selected financial information for the Company for each of the years in the five year period ended December 31, 2004. The selected financial information for each of the five years ended December 31, 2004, 2003, 2002, 2001 and 2000 has been derived from Masonite’s audited consolidated financial statements. This information is only a summary and you should read it together with Masonite’s financial statements and related notes contained in information that Masonite has filed on SEDAR and with the SEC, and which are incorporated by reference herein. See “– Documents Incorporated by Reference”.

	For the Years Ended December 31,
	(Audited)

Statement of Operations Data	2004	2003	2002	2001	2000

	(US$000’s except for per share numbers and ratios)
Net sales	2,199,865	1,777,238	1,619,516	1,421,602	1,291,775
Operating profit	231,626	187,206	166,527	113,544	86,574
Net income	127,951	107,671	89,544	39,460	37,571
Earnings attributable to common stock	127,951	107,671	89,544	39,460	37,571
Earnings per share
Basic	2.34	2.00	1.70	0.84	0.86
Diluted	2.29	1.95	1.65	0.84	0.85
Dividends declared per share	–	–	–	–	–
Reconciliation to United States GAAP
Basic earnings per share under Canadian GAAP	2.34	2.00	1.70	0.84	0.86
SFAS 133, net of tax(1)	0.08	0.04	(0.26)	(0.02)	–
SFAS 109, net of tax(2)	—	–	–	(0.02)	(0.02)
Basic earnings per share under US GAAP	2.42	2.04	1.44	0.80	0.84
Diluted earnings per share under Canadian GAAP	2.29	1.95	1.65	0.84	0.85
SFAS 133, net of tax(1)	0.08	0.04	(0.26)	(0.02)	–
SFAS 109, net of tax(2)	—	–	–	(0.02)	(0.02)
Diluted earnings per share under US GAAP	2.37	1.99	1.39	0.80	0.83
Balance Sheet Data
Current Assets — Current Liabilities	426,712	384,985	298,131	311,910	251,261
Total assets	2,108,485	1,693,151	1,462,793	1,442,288	830,506
Long-term debt	593,363	447,260	498,000	591,419	291,787
Total equity	916,948	732,641	552,442	405,223	319,829
Other Data
Tangible book value per common share(3)	11.46	11.18	8.14	6.15	6.30
Reported book value per common share(4)	16.74	13.60	10.50	8.66	7.29
Ratio of earnings to fixed charges(5)	3.5	3.5	2.8	2.5	2.6

Notes

(1)	SFAS 133: Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

(2)	SFAS 109: Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes”.

(3)	Tangible book value per common share is calculated as: (total assets - intangible assets - total liabilities) / average number of outstanding common shares year to date.

(4)	Reported book value per common share is calculated as: (total shareholders’ equity / average number of outstanding common shares year to date).

(5)	Earnings to fixed charges ratio calculated as (pre-tax income before equity income or loss + fixed charges) / Fixed charges: (interest + amortization of deferred financing + rent expense).

Market for Securities

Masonite’s Common Shares are listed on the TSX and on the NYSE under the symbol “MHM”. As of March 1, 2005, Masonite had outstanding a total of 54,819,531 Common Shares. The price ranges and trading volume of Masonite’s Common Shares for the last two full years on the TSX and the NYSE were as follows:

Period	Toronto Stock Exchange

	High (C$)		Low (C$)		Volume
2003
January	29.39		26.00		2,731,399
February	29.09		24.32		4,161,827
March	24.70		20.15		3,736,536
First Quarter 2003		29.39		20.15		10,629,762
April	24.60		20.35		4,346,768
May	27.65		24.25		4,526,741
June	28.95		26.78		3,074,057
Second Quarter 2003		28.95		20.35		11,947,566
July	28.85		25.80		2,255,638
August	29.20		27.40		3,117,349
September	32.00		29.00		3,062,059
Third Quarter 2003		32.00		25.80		8,435,046
October	32.81		29.00		4,241,179
November	32.05		29.10		2,420,514
December	34.80		31.02		4,183,150
Fourth Quarter 2003		34.80		29.00		10,844,843
2004
January	35.43		32.60		3,328,965
February	36.97		33.50		5,104,115
March	37.30		34.55		4,552,264
First Quarter 2004		37.30		32.60		12,985,344
April	38.49		35.42		3,783,420
May	36.20		32.05		3,419,446
June	34.62		32.00		3,736,288
Second Quarter 2004		38.49		32.00		10,939,154
July	34.11		30.27		2,625,746
August	33.09		29.37		2,156,973
September	33.69		31.80		3,218,134
Third Quarter 2004		34.11		29.37		8,000,853
October	34.10		29.54		4,000,794
November	35.25		33.44		2,120,301
December	41.77		32.51		10,404,572
Fourth Quarter 2004		41.77		29.54		16,525,667
2005
January	41.50		40.33		12,953,431
February	42.00		38.76		31,321,530
First Quarter (through March 1)		42.00		38.76		44,484,502

Period	New York Stock Exchange

	High (US$)		Low (US$)		Volume
2003
January	18.62		16.64		88,700
February	19.07		16.50		140,300
March	16.53		13.80		126,100
First Quarter 2003		19.07		13.80		355,100
April	16.94		13.87		132,800
May	20.12		17.03		142,400
June	21.60		19.65		112,800
Second Quarter 2003		21.60		13.87		388,000
July	21.05		18.48		151,300
August	20.94		19.50		76,300
September	23.69		20.87		206,700
Third Quarter 2003		23.69		18.48		434,300
October	24.26		22.00		227,100
November	24.66		22.18		298,900
December	26.90		23.73		324,700
Fourth Quarter 2003		26.90		22.00		850,700
2004
January	27.67		25.43		467,600
February	27.65		25.09		357,400
March	28.60		26.02		397,200
First Quarter 2004		28.60		25.09		1,222,200
April	29.00		25.90		433,400
May	26.47		23.64		545,500
June	25.90		23.65		253,900
Second Quarter 2004		29.00		23.64		1,232,800
July	25.93		22.81		351,800
August	25.06		22.16		330,400
September	25.77		24.90		855,100
Third Quarter 2004		25.93		22.16		1,537,300
October	27.92		23.58		786,000
November	29.59		27.50		482,300
December	34.70		27.30		1,846,600
Fourth Quarter 2004		34.70		23.58		3,114,900
2005
January	34.30		32.56		2,437,600
February	34.25		31.36		2,328,200
First Quarter (through March 1)		34.30		31.36		4,789,300

On December 21, 2004, the date before the proposed Arrangement was announced, the closing price for the Common Shares on the TSX was C$34.75 and on the NYSE was US$28.23. On March 1, 2005, the closing price for the Common Shares on the TSX was C$41.95 and on the NYSE was US$33.82.

Exchange Rate Information

The following tables present certain exchange rate information in respect of the periods indicated. All exchange rates are based on the noon rate of exchange for US$1.00 as reported by the Bank of Canada.

Quarters Ended	Average (C$)	Period End (C$)

First Quarter 2003	1.5102	1.4693
Second Quarter 2003	1.3984	1.3553
Third Quarter 2003	1.3799	1.3504
Fourth Quarter 2003	1.3160	1.2924
First Quarter 2004	1.3179	1.3105
Second Quarter 2004	1.3592	1.3404
Third Quarter 2004	1.3072	1.2639
Fourth Quarter 2004	1.2203	1.2036
First Quarter 2005 (through March 1)	1.2321	1.2429

Month End	Average (C$)	Period End (C$)

2003
January	1.5410	1.5290
February	1.5124	1.4871
March	1.4759	1.4693
April	1.4585	1.4335
May	1.3845	1.3708
June	1.3523	1.3553
July	1.3815	1.4073
August	1.3957	1.3851
September	1.3632	1.3504
October	1.3218	1.3197
November	1.3126	1.2973
December	1.3128	1.2924
2004
January	1.2960	1.3264
February	1.3290	1.3401
March	1.3284	1.3105
April	1.3425	1.3707
May	1.3783	1.3634
June	1.3577	1.3404
July	1.3219	1.3292
August	1.3118	1.3167
September	1.2878	1.2639
October	1.2469	1.2207
November	1.1961	1.1904
December	1.2191	1.2036
2005
January	1.2253	1.2380
February	1.2397	1.2314

The noon rate of exchange, as reported by the Bank of Canada on March 1, 2005 was US$1.00 = C$1.2429. The noon rate of exchange, as reported by the Bank of Canada, on December 21, 2004, the day before the Arrangement was announced, was US$1.00 = C$1.2271.

Dividend Policy

Masonite has not declared any dividends on its Common Shares in each of the three most recently completed financial years. The payment of dividends is at the discretion of the Board which considers earnings, capital requirements, the financial condition of Masonite and other relevant factors including restrictions in Masonite’s credit facilities.

Share Ownership of Directors and Senior Officers

As at March 1, 2005, none of the directors or senior officers of Masonite, or their associates, beneficially owned or exercised control or direction over any Common Shares, except as set forth below:

		Percentage of	Number of Common
	Number of	Outstanding	Shares Subject to
Name	Common Shares	Common Shares	Company Options

John F. Ambruz	26,900	<1%	315,000
Howard Beck	197,390	<1%	10,000
Paul Bernards	25,000	<1%	26,000
John J. Berton	14,500	<1%	10,000
John M. Cassaday (1)	31,000	<1%	10,000
Henry Coghlan	Nil	0%	7,500
Peter A. Crossgrove (2)	333,401	<1%	15,000
Wilfred Curtis	4,950	<1%	7,000
Fredrik S. Eaton (3)	400,000	<1%	10,000
Phil Kohner	Nil	0%	7,000
Alan P. McFarland	14,600	<1%	10,000
James U. Morrison	19,500	<1%	210,000
Philip S. Orsino	328,699	<1%	947,500
James Rabe	Nil	0%	7,000
Lawrence Repar	45,000	<1%	170,000
Joseph L. Rotman	150,000	<1%	10,000
Saul M. Spears(4)	423,676	<1%	10,000
Robert V. Tubbesing	10,000	<1%	25,000
Harley Ulster	72,521	<1%	150,000

Notes:

(1)	Held indirectly through Sundance Investments Inc.

(2)	328,201 of these Common Shares are held indirectly through Brush Creek Corp.

(3)	350,000 of these Common Shares are held indirectly through White Raven Capital Corp.

(4)	2,870 of these Common Shares are held indirectly through 727446 Ontario Inc.

Equity Compensation Plan Information

The following table indicates the number of Common Shares issuable pursuant to Company Stock Option Plan, as of December 31, 2004.

	Number of	Weighted-Average		Number of Common Shares
	Common Shares	Exercise Price of		Remaining Available
	To Be Issued	Masonite Options		For Future Issuance

Company Stock Option Plan	2,275,678	C$	16.56	Nil

Executive Compensation

         Summary Compensation Table for Named Executive Officers

Compensation for the Chief Executive Officer, the Chief Financial Officer and the next four most highly compensated executive officers (the “Named Executive Officers”) for the three years ended December 31, 2004, is summarized in the table below.

		Annual Compensation			Long Term Compensation Awards

				Other annual	Securities	Restricted and
Name and				compensation	under options	Deferred Share
principal position	Year	Salary (US$)	Bonus (US$)(a)	(US$)(b)	granted (#)(c)	Units (C$)(d)(e)

Philip S. Orsino	2004	1,250,000	Nil	Nil	Nil	5,147,189
President and	2003	1,250,000	2,750,000	1,800	Nil	4,931,315
Chief Executive Officer	2002	1,250,000	1,850,000	8,800	350,000	Nil

Paul Bernards (f)	2004	317,700	Nil	Nil	Nil	371,521
Executive Vice-President and	2003	257,100	142,600	700	Nil	705,824
Chief Financial Officer	2002	210,300	68,800	3,700	10,000	Nil

Lawrence P. Repar	2004	457,200	Nil	60,600	Nil	1,100,135
Executive Vice-President	2003	393,400	428,000	1,100	Nil	425,385
and Group Chief Operating	2002	385,000	138,600	5,700	70,000	Nil
Officer

Harley Ulster	2004	400,000	Nil	Nil	Nil	1,100,135
Executive Vice-President,	2003	400,000	428,000	1,000	Nil	280,439
General Counsel and Corporate Secretary	2002	400,000	168,000	5,100	10,000	Nil

James U. Morrison	2004	400,000	Nil	Nil	Nil	1,100,135
Executive Vice-President and	2003	385,000	438,000	Nil	Nil	425,385
Group Chief Operating Officer	2002	370,000	133,200	Nil	10,000	Nil

Robert V. Tubbesing (f)	2004	350,000	Nil	Nil	Nil	Nil
Executive Vice-President,	2003	350,000	211,000	1,000	Nil	280,439
Finance	2002	350,000	126,000	5,200	10,000	Nil

John Ambruz (g)	2004	300,000	Nil	Nil	Nil	1,100,135
Executive Vice-President, Strategic Development

Notes

(a)	In February 2003, the Named Executive Officers were given a discretionary cash bonus in the following amounts: Philip Orsino – US$1,250,000; Paul Bernards – US$50,000; Lawrence Repar – US$140,000; Harley Ulster – US$140,000; James Morrison – US$150,000; and Robert Tubbesing – US$85,000. This discretionary bonus is included in the total bonus amounts reported for 2003.

(b)	For 2002 and 2003, represents imputed interest benefits on the interest-free loans provided by Masonite under its Senior Executive Share Purchase Plan, which were repaid in full in February, 2003. During the year ended December 31, 2004, Mr. Repar was granted a moving allowance of US$40,000, a car allowance of US$17,000 and other miscellaneous perquisites.

(c)	Options granted in 2002 were for the Named Executive Officers’ performances in 2001.

(d)	In October 2003, Masonite adopted the 2002 Restricted Share Bonus Plan, providing for the grant of RSUs and the 2002 Deferred Share Plan, providing for the grant of DSUs, each described within the Report of the Human Resources and Compensation Committee on Executive Compensation. The RSUs and DSUs, respectively, awarded to each Named Executive Officer were: Mr. Orsino – 117,400 and 39,100; Mr. Bernards – 16,800 and 5,600; Mr. Repar – 10,100 and 3,400; Mr. Ulster – 6,700 and 2,200; Mr. Morrison – 10,100 and 3,400; and Mr. Tubbesing – 6,700 and 2,200. The value on the date of grant is based on a 20 day weighted average trading price, as more fully described within the Report of the Human Resources and Compensation Committee on Executive Compensation.

(e)	On March 23, 2004, Masonite adopted its Full Value Incentive Plan providing for the grant of RSUs and DSUs, described within the report of Human Resources and Compensation Committee on Executive Compensation. The RSUs and DSUs, respectively, granted to each Named Executive Officer were: Mr. Orsino – 99,900 and 42,800; Mr. Bernards – 7,200 and 3,100; Mr. Repar – 21,300 and 9,200; Mr. Ulster – 21,300 and 9,200; Mr. Morrison – 21,300 and 9,200; and Mr. Ambruz – 21,300 and 9,200.

(f)	In June 2004, Robert Tubbesing assumed the position of Executive Vice President-Finance and Paul Bernards, Masonite’s former Vice President and Corporate Controller, was appointed Executive Vice President and Chief Financial Officer of Masonite. Prior to July 2004, Mr. Bernards was remunerated in Canadian dollars. Amounts paid to Mr. Bernards denominated in Canadian dollars have been converted to U.S. dollars for ease of comparison to the other Named Executive Officers at the average exchange rate for each period.

(g)	John Ambruz was employed by Masonite as Executive Vice-President, Strategic Development on May 1, 2004. Prior to that time, he was a consultant to Masonite on matters primarily relating to acquisitions, dispositions and other strategic matters. From January 1, 2004 to April 30, 2004, Mr. Ambruz received US$706,000 as a consultant to Masonite. He received US$862,000 and US$412,000 in 2003 and 2002, respectively, as a consultant to Masonite.

         2004 Stock Option Grants and Exercises

In the year ended December 31, 2004, Masonite did not grant any options to purchase Common Shares to the Named Executive Officers. The following table shows the aggregate number of Company Options each Named Executive Officer held as of December 31, 2004 and the value of those Company Options based on the market price of the Common Shares on the TSX as at December 31, 2004, which was C$41.28.

Aggregated Option Exercises During the Year Ended December 31, 2004

and Financial Year-end Option Values

					Value of unexercised
			Unexercised options		in-the-money options at
	Securities		at December 31, 2004(#)		December 31, 2004 (C$)
	acquired on	Aggregate value
Name	exercise (#)	realized (C$)	Exercisable	/ Unexercisable	Exercisable	/ Unexercisable

Philip S. Orsino	60,000	1,485,000	947,500	/ Nil	23,782,366	/ Nil
Paul Bernards	3,000	72,660	26,000	/ Nil	627,880	/ Nil
Harley Ulster	20,900	508,393	150,000	/ Nil	3,997,750	/ Nil
Lawrence P. Repar	50,000	1,045,000	170,000	/ Nil	3,939,600	/ Nil
James U. Morrison	Nil	Nil	210,000	/ Nil	5,784,800	/ Nil
Robert V. Tubbesing	125,000	2,747,250	25,000	/ Nil	640,750	/ Nil
John Ambruz	Nil	Nil	315,000	/ Nil	8,393,450	/ Nil

         Employment Agreement and Termination of Employment

Masonite’s predecessor, Premdor Inc., entered into an employment agreement with Philip Orsino on October 27, 1989, which agreement has been extended by the Board four times (most recently on February 13, 2003). Under his employment agreement, Mr. Orsino has agreed to serve as the President and Chief Executive Officer of Masonite until December 31, 2007 and Masonite has agreed that he shall continue in that position thereafter unless he is terminated in accordance with the terms of the agreement. If Mr. Orsino’s employment is terminated other than for cause, he is entitled to at least 24 months’ notice and his termination date shall not be earlier than December 31, 2007. In the event that this provision is not complied with, Mr. Orsino is entitled to payment of his salary and other compensation and benefits that he would have otherwise been entitled to receive during the period from the termination notice to the later of (i) the expiry of the 24 month period and (ii) December 31, 2007. The agreement provides that Masonite shall pay to Mr. Orsino an annual salary approved by the Board, excluding Mr. Orsino.

Masonite has also entered into agreements with the Named Executive Officers in order to induce such executives to remain in the employ of Masonite following a change in control. The terms and conditions of the agreements are similar for each of the Named Executive Officers. Under the agreements, a change in control would occur in the three scenarios described below:

•	if a person acquires 20% or more of Masonite’s outstanding Common Shares, and a change in the composition of the Board occurs within two years after the date of such acquisition such that the directors of Masonite in office immediately before such date cease to constitute a majority of the Board;

•	a person acquires 35% or more of Masonite’s outstanding Common Shares; or

•	the Shareholders of Masonite approve (i) an amalgamation or merger of Masonite with any other corporation (other than a subsidiary of Masonite), (ii) any other business combination or consolidation, (iii) a plan for the liquidation of Masonite, or (iv) an agreement for the sale or disposition of all or substantially all of Masonite’s assets and within two years following any such transaction, a majority of the board of directors of the amalgamated or merged entity or successor entity into which Masonite was liquidated or which acquired all or substantially all of Masonite’s assets is not comprised of individuals who were directors of Masonite immediately prior to such event.

Upon a change in control, Masonite has agreed, among other things, to continue the employment of the Named Executive Officers. If their employment is terminated by Masonite, at any time prior to a change of control or at any time within three years following a change of control (other than for cause, disability, retirement or death), or if the executive’s employment is terminated by the executive for “good reason” at any time within three years following a change in control, or if the executive’s employment is terminated by the executive at any time within 60 days after the end of the 12 month period following a change in control with or without “good reason”, the executive will be entitled to receive an amount equal to two to three times (depending on the executive) the executive’s annual salary and bonus (subject to reduction if the executive would have retired within two years following the date of termination).

It is a condition to Stile’s obligation to complete the Arrangement that each of the Executive Signatories waive the right to receive any such change in control payments that are triggered by the completion of the Arrangement. Pursuant to a letter agreement with KKR dated December 22, 2004, the Executive Signatories agreed to waive such payments subject to reaching satisfactory investment terms with Stile Holding. In addition, Masonite has agreed to use its commercially reasonable efforts to cause all employees who are entitled to any change in control payments arising as a result of the Arrangement to waive such entitlement.

Report of the Human Resource and Compensation Committee on Executive Compensation

It is the responsibility of the Human Resource and Compensation Committee to review and recommend to the Board annually the compensation proposed to be paid to Masonite’s executive officers and to make recommendations to the Board concerning annual bonus levels and grants under the Masonite’s long-term incentive plans. The Committee also reviews such human resources and compensation issues as it considers appropriate, and retains consultants from time to time to provide advice regarding Masonite’s compensation strategy and programs.

         Compensation Strategy

The major elements of Masonite’s pay-for-performance executive compensation program are base salary, a short-term incentive in the form of an annual cash bonus and long-term incentives. The Human Resource and Compensation Committee believes that this approach best serves the interests of Shareholders by ensuring that executive officers are compensated in a manner that advances both the short and long-term interests of Shareholders. Thus, compensation for Masonite’s executive officers involves a high proportion of pay which is at risk: the annual cash bonus is based primarily on the extent to which the objectives set out in the business plan are achieved and the long-term incentive grants are based on the criteria outlined below under “Long-Term Incentives”. Annual cash bonuses and long-term incentives can also be based, in part, on an evaluation of the contribution made by the executive to Masonite’s performance. Long-term incentives also directly relate a significant portion of the executive’s remuneration to share price appreciation realized by Masonite’s Shareholders. The Board has the authority to grant additional discretionary bonuses based on performance.

The Human Resource and Compensation Committee places a greater emphasis on short-term and long-term incentives than might be expected for a Canadian incorporated public company. Approximately 80% of Masonite’s revenue is derived from North American sources with a significant portion thereof deriving from United States sources. Consequently, Masonite competes for executive talent in the United States market. The Committee has used short-term and long-term incentives to more closely align Masonite’s compensation with that of the executives’ counterparts in the United States. The target is for the aggregate compensation payable to executive officers to be above average in relation to compensation paid for comparable executives in the United States and Canada. The comparative group consists of corporations in similar businesses with similar revenues and performance achievements.

         (i) Base Salary

Annual base salary levels for the executive officers are established for each year by reference to the range of salaries paid in general industry in North America with the intention that the salaries will be in the 75(th) percentile of that range. The Chief Executive Officer has an employment contract which provides for a specified minimum annual salary subject to such increases as the Board (excluding the Chief Executive Officer) determines appropriate. See “Executive Compensation – Employment Agreement and Termination of Employment” above.

         (ii) Annual Cash Bonus

The entitlement of each executive officer to an annual bonus is tied to the satisfaction of Masonite’s objectives set out in its business plan for that year as approved by the Board. In Masonite’s senior executive compensation plan, the Committee establishes the amount of the bonus to be paid should these objectives be achieved. The bonus is a percentage, ranging from 30% to 120%, of an executive’s base salary.

         (iii) Long-Term Incentives

The Committee believes that a material portion of total compensation must be aligned with the market price of Masonite Common Shares. The Committee has established a guideline that the total number of Masonite Common Shares reserved for issuance pursuant to grant of stock options, minus those options that have been exercised, shall not exceed 10% of the issued and outstanding Common Shares. Company Options granted in past years were exercisable over a ten year period and vest in three equal instalments following the date granted. A small number of Company Options were granted in 2003 to non-executive employees. On March 16, 2004, the Committee recommended, and the Board approved, an amendment to the Company Stock Option Plan to provide that future grants of options to directors are conditional upon the approval of a majority of Shareholders.

In 2003 and the beginning of 2004, the Human Resources and Compensation Committee altered its approach to the provision of long term incentives to executive employees. In 2003, all members of the executive and senior management group received grants of RSUs and DSUs. Neither RSUs nor DSUs dilute the ownership position of Shareholders and the cost thereof is both fully deductible from Masonite’s tax obligations and is expensed in full to the income statement. The Committee undertook this change to strengthen linkages between the interests of executives and those of the Shareholders through simulated equity ownership and in the light of emerging executive compensation trends and sentiment in the market place.

The total number of RSUs and DSUs granted in 2003 reflected an actuarial value approximately equivalent to the company’s previous practice in respect of the grant of stock options. Seventy-five percent of the equivalent value was disbursed on RSUs and 25% in DSUs. The size of individual grants of RSUs and DSUs to specific executives relates to the responsibilities and performance of the executive concerned.

RSUs are phantom shares with a nominal value equal to the fair market value of a Common Share. Each RSU is converted into a cash payment based on the prevailing price of Masonite Common Shares. The Masonite 2002 Restricted Share Bonus Plan, effective October 21, 2003, provided certain senior officers of Masonite with a one-time grant of RSUs as a bonus in respect of services rendered in 2002. A total of 201,300 RSUs were granted under the terms of the plan. Except in the case of anti-dilution adjustments and the granting of additional units based on notional equivalents of dividends paid on Common Shares, no additional RSUs will be granted under the plan.

One third of the RSU grants made in 2003 vested on each of October 21, 2003 and 2004 and, subject to continued employment, one third of the RSU grants made in 2003 vest on October 21, 2005. The payment to be made on vesting is based on the number of RSUs granted multiplied by the weighted average closing prices of Masonite Common Shares for the 20 trading days prior to the vesting date. Vesting and payment of these RSUs is accelerated on a change in control of Masonite.

DSUs are also phantom shares with a nominal value equal to the fair market value of a Common Share. Each DSU is converted into a cash payment on retirement of the recipient or prior termination of employment based on the prevailing price of Common Shares. The Masonite 2002 Deferred Share Plan, effective October 21, 2003, provided certain senior officers of Masonite with a one-time grant of DSUs as a bonus in respect of services rendered in 2002.

A total of 66,900 DSUs were granted under the terms of the plan that vested in the recipient immediately. Except in the case of anti-dilution adjustments and the granting of additional units based on notional equivalents of dividends paid on Common Shares, no additional DSUs will be granted under the plan. The payment to be made at retirement or termination of employment is based on the number of DSUs granted multiplied by the weighted average closing prices of Masonite Common Shares for the 20 trading days prior to the vesting date. This plan will be amended if Shareholder approval of the Arrangement is obtained to provide that payment in respect of these DSUs will accelerate upon a change in control of Masonite.

The Human Resources and Compensation Committee has continued to develop executive incentive arrangements in 2004. Under the provisions of the Full Value Incentive Plan, effective March 23, 2004, eligible participants will receive a long-term incentive grant valued appropriately to the nature of their accountabilities in the ratio 70% RSUs and 30% DSUs. Subject to the performance criteria outlined below, a total of 192,500 RSUs and 82,500 DSUs were distributed to the Named Executive Officers in 2004. The RSUs and DSUs, respectively, awarded to the Named Executive Officers in 2004 were: Mr. Orsino – 99,900 and 42,800; Mr. Bernards – 7,200 and 3,100; Mr. Ulster – 21,300 and 9,200; Mr. Repar – 21,300 and 9,200; Mr. Morrison – 21,300 and 9,200; and Mr. Ambruz – 21,300 and 9,200.

In addition to continued employment, vesting of RSUs granted in 2004 will be subject to the following requirements:

•	Vesting will only occur at the end of the three year term of the RSU,

•	50% of the grant will be subject to Masonite achieving pre-established increased Earnings per Share (“EPS”) targets, which are recommended by the Committee and approved by the Board, and

•	50% of the grant will be subject to Masonite achieving return on equity (“ROE”) that falls between the median and the 75th percentile of comparable publicly-traded Canadian and U.S. companies with sales between US$1 and US$5 billion.

The number of RSUs subject to EPS performance vesting standards can be increased by up to 20% if the EPS target is exceed by 50%. Conversely, only 50% of such RSUs will vest if EPS equals 80% of the EPS target and none will vest if EPS falls below this level.

The number of RSUs subject to ROE performance vesting standards can be increased by up to 20% if ROE exceeds the 75th percentile of comparable publicly-traded Canadian and U.S. Companies with sales between US$1 and US$5 billion. Conversely, only 50% of such RSUs will vest if ROE equals the 35th percentile of such companies and none will vest if ROE falls below the 35th percentile.

DSUs granted in 2004 under the provisions of the Full Value Incentive Plan will vest over five years at the rate of 20% per annum commencing one year after the date granted. While DSUs may vest prior to the termination of an executive’s employment or prior to his or her retirement, they are not paid out until such retirement or termination. Both RSUs and DSUs granted in 2004 are eligible to accrue additional fractional units to reflect dividends paid by Masonite based on the prevailing fair market value of Common Shares.

The payment to be made after three years in the case of RSUs or at retirement or termination of employment in the case of DSUs is based on the number of RSUs or DSUs, as applicable, that have vested in accordance with the provisions thereof described above multiplied by the weighted average closing prices of Common Shares for the 20 trading days prior to the payment date.

Vesting and payment of the RSUs granted under the Full Value Incentive Plan accelerate upon a change in control of Masonite. Currently, vesting of DSUs granted under the Full Value Incentive Plan accelerates upon a change in control of Masonite; however the plan will be amended if Shareholder approval of the Arrangement is obtained to provide that payment in respect of these DSUs will also accelerate upon a change in control of Masonite.

Masonite does not currently have specific target ownership guidelines for equity holdings in Masonite by executive officers. However, vested and unvested DSUs have substantially the same motivational effect and value to executives as owning real shares. Further, DSUs cannot be converted into a cash payment or a tradable security during employment. Accordingly, the accumulation of DSUs into the future will implicitly create a holding by each executive and senior manager that parallels the intent of ownership guidelines.

The Human Resource and Compensation Committee believes that Masonite’s compensation structure appropriately takes into account Masonite’s performance and the individual contributions toward that performance by the Chief Executive Officer and other executive officers of Masonite. In summary, the Human Resource and Compensation Committee believes that Masonite’s compensation policy and practices are helping Masonite attract, retain and motivate its executive officers in the attainment of its business goals and in the best interests of Shareholders.

Submitted by the Human Resource and Compensation Committee of the Board:

Howard L. Beck (signed) (Chair)	Peter A. Crossgrove (signed)

Alan R. McFarland (signed)

Compensation of Directors

During the year ended December 31, 2004, Masonite had nine directors (eight non-employee, one management). Non-employee directors received, in 2004, an annual retainer of US$20,000 (US$45,000 for the Chairman of the Board) and US$1,000 per Board or committee meeting attended (US$750 if participating by telephone). The Chair of each Committee of the Board also received an additional US$5,000 in 2004 and non-employee directors also received related travel and out-of-pocket expenses incurred when attending meetings. The members of the Special Committee will receive fees, in addition to their regular Board fees, in consideration for acting on the Special Committee. The Chair of the Special Committee will receive US$30,000, each other member will receive US$20,000 and each member will receive US$1,000 per meeting.

On March 23, 2004, the Board adopted a Directors’ Deferred Unit Plan, whereby directors can elect to receive all or a part of the fees payable to them as directors in the form of DSUs. The number of DSUs to be granted is calculated by dividing the dollar amount of the fee the director elects to receive in the form of DSUs by the weighted average closing prices of Masonite Common Shares for the 20 trading days prior to the payment date. The DSUs granted to directors are paid out only when the director ceases to be a member of the Board and the payment is calculated by multiplying the number of DSUs held by the director by the weighted average closing prices of Masonite Common Shares for the 20 trading days prior to the date the individual ceases to be a member of the Board.

Currently, vesting of DSUs granted under the Directors’ Deferred Unit Plan accelerates upon a change in control of Masonite, however the plan will be amended if Shareholder approval of the Arrangement is obtained to provide that payment in respect of these DSUs will also accelerate upon a change in control of Masonite.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Common Shares of Masonite on December 31, 1999 with the cumulative total return of the S&P/ TSX Composite Index (formerly the TSE 300 Composite Index) for the five most recently completed years. The S&P/ TSX Composite Index is a total return index, including dividends reinvested.

INFORMATION CONCERNING THE STILE AFFILIATES

Stile is a corporation formed by affiliates of KKR on December 21, 2004 under the OBCA and is a wholly owned Subsidiary of Stile Consolidated. It was organized solely for the purpose of entering into the Combination Agreement and consummating the Arrangement contemplated thereby. Stile has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

Stile Consolidated is a company affiliated with KKR. It was incorporated on February 2, 2005 under the Canada Business Corporations Act and is a wholly owned Subsidiary of Stile Holding. It was organized solely for the purpose of facilitating the Arrangement. Stile Consolidated has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

Stile Holding is a corporation formed on January 4, 2005 under the Canada Business Corporations Act and continued January 14, 2005 under the CBCA, and is a wholly owned subsidiary of KKR Millenium. It was organized solely for the purpose of facilitating the Arrangement. Stile Holding has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement. The business address of each of Stile, Stile Consolidated and Stile Holding is 9 West 57th Street, New York, NY ((212) 750-8300).

KKR Millennium is an Alberta limited partnership affiliated with KKR. It is principally engaged in the business of investing in other companies through partnerships and limited liability companies. KKR Millennium is the sole stockholder of Stile Holding. The business address of KKR Millennium is c/o Eeson Woolstencroft LLP, Suite 500, 603 7th Avenue S.W., Calgary, Alberta T2P 2T5, Canada.

RIGHTS OF DISSENTING SHAREHOLDERS

A registered Shareholder is entitled to dissent under the Plan of Arrangement and to be paid the fair value of such Shareholder’s Common Shares if such Shareholder duly objects to the Arrangement Resolution and the Arrangement becomes effective. The Plan of Arrangement provides for dissent rights that are substantially similar to those provided for under section 185 of the OBCA. Under the OBCA, if registered Shareholders exercised Dissent Rights, Masonite would be required to pay the fair value of the Common Shares to the Dissenting Shareholders whereas under the Plan of Arrangement such payment will be made by Stile. All other dissent procedures will be substantially the same as those contained in the OBCA. The following summary is otherwise qualified in its entirety by the provisions of section 185 of the OBCA, the text of which is set forth as Appendix E to this Circular.

Any Notice of Dissent submitted in respect of the meeting originally scheduled for February 18, 2005 will not be valid and will not constitute proper exercise of Dissent Rights in respect of the Meeting on March 31. Any Shareholder who delivered a Notice of

Dissent in respect of the February 18 meeting who still wishes to dissent from the Arrangement must do so again in compliance with the procedures described herein and in Appendix E to this Circular.

In addition to any other right that a Dissenting Shareholder may have, a Dissenting Shareholder who complies with the dissent procedures of Section 185 of the OBCA is entitled, when the Arrangement becomes effective, to require Stile to pay such Shareholder the fair value of such Shareholder’s Common Shares, determined as of the close of business on the date before the Arrangement Resolution is adopted. A registered Shareholder wishing to exercise such right must ensure that the Executive Vice-President, General Counsel and Corporate Secretary of Masonite, at 1600 Britannia Road East, Mississauga, Ontario, L4W 1J2 (fax: (905) 670-6870), shall have received from such Dissenting Shareholder prior to 5:00 p.m. on the last business day preceding the Meeting, a Notice of Dissent to the Arrangement Resolution with respect to all the Common Shares held by such Shareholder.

The Combination Agreement provides that it is a condition to the completion of the Arrangement for the benefit of Stile that Dissent Rights shall not have been exercised by Shareholders holding more than 15% of the Common Shares. If Shareholders holding in excess of this number of Common Shares exercise their Dissent Rights, unless Stile waives the condition, the Arrangement will not occur.

Section 185 of the OBCA provides that a shareholder may only make a claim under the section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of the provision is that a holder of Common Shares may only exercise the right to dissent under Section 185 in respect of Common Shares which are registered in that holder’s name. In many cases, shares beneficially owned by a person are registered in the name of an intermediary or a clearing agency, such as CDS. Accordingly, a non-registered Shareholder will not be entitled to exercise the right to dissent under Section 185 directly (unless the Common Shares are re-registered in the non-registered shareholder’s name). A non-registered holder who wishes to exercise the right of dissent should immediately contact the intermediary with whom the non-registered holder deals with in respect of his or her Common Shares and either (i) instruct the intermediary to exercise the right to dissent on the non-registered holder’s behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, would require that the Common Shares first be re-registered in the name of the intermediary), or (ii) instruct the intermediary to re-register the Common Shares in the name of the non-registered holder, in which case the non-registered holder would have to exercise the right to dissent directly.

The filing of a Notice of Dissent does not deprive a Shareholder of the right to vote at the Meeting; however the OBCA provides, in effect, that a Shareholder who has submitted a Notice of Dissent and who votes in favour of the Arrangement Resolution will be deprived of further rights under Section 185 of the OBCA. The OBCA does not provide, and Masonite will not assume, that a vote against the Arrangement Resolution or an abstention constitutes a Notice of Dissent, but a Shareholder need not vote his Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent; however, any proxy granted by a Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Shareholder to forfeit his or her right to dissent.

Within ten days of the Shareholders adopting the Arrangement Resolution, Masonite is required to notify in writing each Dissenting Shareholder that the Arrangement Resolution has been adopted, unless the Dissenting Shareholder voted in favour of the Arrangement Resolution or has withdrawn such Shareholder’s Notice of Dissent. That notice must set out the rights of the Dissenting Shareholder and the procedures to be followed to exercise those rights. A Dissenting Shareholder shall, within 20 days after such Shareholder receives notice of the adoption of the Arrangement Resolution, or if such Shareholder does not receive such notice, within 20 days after such Shareholder learns that the Arrangement Resolution has been adopted, send to Masonite a written notice (the “Demand for Payment”) containing such Shareholder’s name and address, the number of Common Shares in respect of which such Shareholder dissents and a Demand for Payment of the fair value of the Common Shares held by such Shareholder. Within 30 days of the sending of such Shareholder’s Demand for Payment, the Dissenting Shareholder must send the certificates representing the Common Shares in respect of which such Shareholder dissents to Masonite or the Transfer Agent. Masonite or the Transfer Agent will endorse thereon notice that the Shareholder is a Dissenting Shareholder and will then return the share certificates to the Dissenting Shareholder. After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the Common Shares held by such Shareholder, except where (i) the Dissenting Shareholder withdraws such Shareholder’s Demand for Payment before Stile makes an offer to the Dissenting Shareholder in accordance with the OBCA; (ii) Stile fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws such Shareholder’s Demand for Payment; or (iii) the Combination Agreement is terminated; in which case such Shareholder’s rights as a Shareholder are reinstated as of the date such Shareholder sent the Demand for Payment. Not later than seven days after the later of the Effective Date and the day Masonite receives a Demand for Payment, Stile is required to send to each Dissenting Shareholder who has sent a Demand for Payment, an offer to pay for the Common Shares of the Dissenting Shareholder in an amount considered by the directors of Stile to be the fair value thereof, accompanied by a statement showing how the fair value was determined, or, if applicable a notification that Stile is unable lawfully to pay Dissenting Shareholders for their Common Shares.

Every offer to pay for Common Shares held by Dissenting Shareholders must be on the same terms and is to be paid by Stile within ten days of the acceptance, but an offer to pay lapses if Stile has not received an acceptance thereof within 30 days of making the offer to pay. If an offer to pay is not made by Stile or if a Dissenting Shareholder does not accept an offer to pay, Stile may within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Common Shares of any Dissenting Shareholder. At the present time, Stile does not intend to apply to the Court to fix a fair value for the Common Shares. If Stile fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow.

Before making an application to the Court, or not later than seven days after receiving notice of an application to the Court by a Dissenting Shareholder, as the case may be, Stile shall give to each Dissenting Shareholder who, at the date upon which the notice is given (a) has sent to Masonite a Demand for Payment and (b) has not accepted the offer to pay made by Stile, notice of the date, place and consequences of the application and of such Shareholder’s right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of such first mentioned notice and before the termination of the proceedings commenced by the application, satisfies the conditions in (a) and (b) above within three days after such Shareholder satisfies such conditions. All Dissenting Shareholders who satisfy the conditions in (a) and (b) above shall be deemed to be joined in the application on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and such Shareholders are bound by the decision rendered by the Court in the proceedings commenced by the application. Upon an application to the Court, the Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the Court is to fix a fair value for the Common Shares of all Dissenting Shareholders.

A Shareholder of Masonite who dissents but elects to receive the fair value of such Shareholder’s Common Shares and does not accept the offer to pay made by Stile, or if the offer to pay lapses and Stile has not received an acceptance thereof, will be bound to accept the amount determined by the Court to be the fair value of the Common Shares even if such amount is lower than the amount offered by Stile. In addition, in certain circumstances, Dissenting Shareholders may be responsible for certain of the costs of the Court incurred by the Court in the application.

The above is only a summary of the Dissenting Shareholder provisions of the Plan of Arrangement and the OBCA, which are technical and complex. It is suggested that any Masonite Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with the provisions of the Plan of Arrangement and the OBCA may prejudice their right of dissent.

Common Shares held by a Dissenting Shareholder will not be acquired by Stile on the Effective Date. Notwithstanding the above, Dissenting Shareholders who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have transferred their Common Shares without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to Stile in consideration of a payment equal to such fair value, concurrently with the transfer of Common Shares to Stile as described under “Particulars of the Arrangement – Summary of the Arrangement”. In the event that a Dissenting Shareholder fails to perfect or effectively withdraws a claim under Section 185 of the OBCA or forfeits the right to make a claim under that section or such Shareholder’s rights as a Shareholder are otherwise reinstated, such Shareholder’s Common Shares shall thereupon be deemed to have been transferred to Stile concurrently with the transfer of Common Shares to Stile pursuant to the Arrangement for the consideration and on the basis herein described.

PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND PAYMENT

The details of the procedures for the deposit of Common Share certificates where issued and the delivery by the Depositary of cash are set out in the Letter of Transmittal accompanying this Circular. Shareholders who have not received a Letter of Transmittal should contact the Depositary at 100 University Avenue, 9th Floor, Toronto, Ontario.

Shareholders who forward a properly completed and signed Letter of Transmittal, together with accompanying Common Share certificates, at or prior to 5:00 p.m. (Toronto time) on March 30, 2005 will be forwarded the consideration to which they are entitled under the Arrangement as soon as practicable after the Effective Date. Shareholders who deposit properly completed and signed Letters of Transmittal, together with accompanying Common Share certificates, after 5:00 p.m. (Toronto time) on March 30, 2005 will be forwarded the consideration to which they are entitled as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the relevant Letter of Transmittal and accompanying Common Share certificates. Once Shareholders surrender their Common Share certificates, they will not be entitled to sell the securities to which those certificates relate. If you have already deposited your Common Shares for payment with a properly completed Letter of Transmittal with the Depositary and do not wish to withdraw them, you do not need to do anything further.

Shareholders who do not forward to the Depositary a properly completed and signed Letter of Transmittal, together with their Common Share certificate(s), will not receive the consideration to which they are otherwise entitled until deposit is made. Whether or not Shareholders forward their Common Share certificate(s) upon the completion of the Plan of Arrangement on the Effective Date, Shareholders, other than Investing Employees with respect to their Employee Rollover Shares, will cease to be shareholders of Masonite as of the Effective Date and will only be entitled to receive the consideration to which they are entitled under the Plan of Arrangement or, in the case of registered Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Common Shares in accordance with the Dissent Procedures. Immediately following the effectiveness of the Arrangement, Stile Holding will acquire the Employee Rollover Shares as described under “Particulars of the Arrangement”.

No commission will be charged to Shareholders who deliver their certificate(s) evidencing Common Shares according to the instructions set out in the Letter of Transmittal. It is not possible to determine precisely when the Arrangement will become effective. If the Final Order is obtained and all conditions set forth in the Combination Agreement, including the receipt of regulatory approvals, are satisfied or waived, Masonite will file the Articles of Arrangement giving effect to the Arrangement as soon as reasonably practicable, such that the Effective Date is expected to occur on or about April 5, 2005.

Any use of the mail to transmit a share certificate, a related Letter of Transmittal, and any other required documents is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used.

A cheque representing the amount payable to a former holder of Common Shares who has complied with the procedures set out above will, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) be forwarded to the former Shareholder at the address specified in the Letter of Transmittal by insured first-class mail; or (ii) be made available at the offices of the Depositary 100 University Avenue, Toronto, Ontario for pickup by the holder as requested by the holder, in the Letter of Transmittal.

Where a share certificate has been destroyed, lost or misplaced, the registered holder of that share certificate should immediately complete the Letter of Transmittal as fully as possible and return it together with a letter describing the loss, to the Depositary in accordance with instructions in the Letter of Transmittal. The Depositary has been instructed to respond with replacement share certificate requirements which are also set out in Section 4.3 of the Plan of Arrangement.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in delivering share certificates representing those Common Shares.

PURCHASES AND SALES OF COMMON SHARES

During the last two years, the only purchases of Common Shares made by Masonite were pursuant to its normal course issuer bid. Masonite repurchased a total of 100,000 Common Shares under that issuer bid from July 21, 2004 to July 29, 2004 at prices ranging from C$30.70 to C$31.92 for an average price of C$31.52. Masonite did not repurchase any of its Common Shares in 2003, during the first, second or fourth quarters of 2004 or in January or February of 2005.

During the last five years, the only distribution by the Company of Common Shares (other than pursuant to the exercise of Company Options and warrants to acquire Common Shares) occurred in August 2001 when the Company, pursuant to a short form prospectus under Canadian securities laws, distributed a total of 7,150,000 Common Shares at a price of C$14.00 per Common Share for gross proceeds of C$100,100,000.

ADDITIONAL INFORMATION

Additional information relating to Masonite is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may obtain copies of Masonite’s most recent annual and interim financial statements by retrieving them from SEDAR or EDGAR or by contacting Masonite at 1600 Britannia Road East, Mississauga, Ontario, L4W 1J2. Financial information concerning Masonite is provided in Masonite’s comparative consolidated financial statements for the year ended December 31, 2004 and the Management’s Discussion and Analysis related thereto.

APPROVAL BY THE COMPANY

The contents of this Circular and its sending to the Shareholders have been unanimously approved by the Board of Directors.

March 4, 2005

By order of the Board of Directors.

Peter A. Crossgrove
Chairman of the Board of Directors

APPENDIX A – ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporation Act (Ontario) (the “OBCA”) involving Masonite International Corporation (the “Company”), as more particularly described and set forth in the Management Information Circular (the “Circular”) of the Company dated January 18, 2005 accompanying this notice of meeting, as the Arrangement may be modified or amended, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule 1.1A to the second amended and restated Combination Agreement dated February 17, 2005 (the “Agreement”) made between Stile Acquisition Corp. and the Company, as the Plan of Arrangement may be modified or amended, is hereby authorized, approved and adopted.

3.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Justice (Ontario) (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement in any manner not inconsistent with an applicable order of the Court, and (ii) subject to the terms of the Agreement not to proceed with the Arrangement.

4.	Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Agreement for filing.

5.	Any one officer or director of the Company is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby.

A-1

Appendix B

STILE ACQUISITION CORP.

and

MASONITE INTERNATIONAL CORPORATION

SECOND AMENDED AND RESTATED COMBINATION AGREEMENT

DATED

February 17, 2005

SECOND AMENDED AND RESTATED COMBINATION AGREEMENT

THIS AGREEMENT is made the 17th day of February, 2005

B E T W E E N :

STILE ACQUISITION CORP.

a corporation governed by the laws of Ontario (“Acquisitionco”)

-and -

MASONITE INTERNATIONAL CORPORATION

a corporation governed by the laws of Ontario (the “Company”)

RECITALS:

A.	Acquisitionco and the Company wish to propose a Transaction the result of which, together with other transactions relating thereto, will result in the acquisition of all of the shares of the Company by Acquisitionco.

B.	The Transaction will be effected by means of an arrangement involving the Company, the Company’s Shareholders and Acquisitionco.

C.	The Parties entered into a combination agreement dated December 22, 2004 to set out their agreements in respect of the Transaction.

D.	The Parties entered into an amended and restated combination agreement dated January 16, 2005.

E.	The Parties wish to further amend and restate the combination agreement on the terms set out in this Agreement.

THEREFORE, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“1933 Act” means the United States Securities Act of 1933;

“Accounts Receivable” has the meaning ascribed to it in Section (i) of Schedule 3.1;

“Acquisition Proposal” means any proposal or offer with respect to any merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid, tender offer, purchase of any assets representing greater than 20% of the fair market value of the Transaction, or purchase of more than 20% of the equity (or rights thereto) of the Company or a Subsidiary of the Company, or similar transactions or series of transactions involving the Company or any Subsidiary of the Company, excluding the Transaction;

“Act” means the Business Corporations Act (Ontario), the governing corporate statute of the Company;

“Affiliate” has the meaning ascribed to it under the Securities Act;

“Agreement” means this second amended and restated agreement, including all schedules, and all amendments or restatements as permitted, and references to “Article”, “Section” or “Schedule” mean the specified Article, Section or Schedule of this agreement.

“Arm’s Length” has the meaning ascribed to it for purposes of the Tax Act;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Transaction that are required by the Act to be filed with the Director under the Act after the Final Order is made in order to effect the Transaction;

“Balance Sheet” means the consolidated balance sheet of the Company as at December 31, 2003, forming part of the Financial Statements;

“Business Day” means any day on which commercial deposit taking banks are generally open for business in Toronto, Ontario and New York, New York other than a Saturday, a Sunday or a day observed as a holiday in such locations under applicable Laws;

“Cashed-out Option” means each Company Option in respect of which a Cash Election (as defined in the Company Stock Option Plan) has been duly made by a Holder of Company Options prior to the Effective Time in accordance with the terms and conditions of the Company Stock Option Plan;

“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director in respect of the Articles of Arrangement to be filed by the Company to give effect to the Transaction contemplated by this Agreement;

“Closing Time” has the meaning ascribed to it in Section 2.6;

“Code” means the United States Internal Revenue Code of 1986;

“Commitment Letters” means the amended equity commitment letter from KKR Millennium Fund (Overseas) Limited Partnership and the debt commitment letter from The Bank of Nova Scotia, respectively, copies of which were provided by Acquisitionco to the Company on February 17, 2005 and December 22, 2004, respectively;

“Company Benefit Plans” means all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and all equity-based, severance, employment, change in control, collective bargaining, bonus, incentive, deferred compensation, supplemental retirement and all other employee benefit plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, whether or not subject to ERISA, under which (i) any employees or former employees (or any spouses, dependants, survivors or beneficiaries of any such employees or former employees), directors or officers, individuals working on contract with the Company or its Subsidiaries or other individuals providing services to it of a kind normally provided by employees or eligible dependants of any of the foregoing Persons has any present or contingent right to benefits which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) under which the Company or any of its Subsidiaries has any present or contingent liability;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with this Agreement, to be sent to the Company Shareholders in connection with the Company Meeting;

“Company Documents” has the meaning ascribed to it in Section (v) of Schedule 3.1;

“Company IP” means (i) all domestic, foreign, registered and pending applications for patents, trademarks, service marks, copyrights, trade names, domain names and all material licenses running to or from the Company or any of its Subsidiaries relating to the Company’s or any of its Subsidiaries’ businesses or owned by the Company or any of its Subsidiaries, (ii) all material common law trademarks, service marks, copyrights and copyrightable works (including databases, software and Internet site content), trade names, websites, URLs, brand names and logos; and (iii) all trade secrets, inventions, formulae, data, improvements, know-how, confidential information, material computer programs (including any source code and object code) documentation, engineering and technical drawings, processes, methodologies, trade dress, and all other proprietary technology utilized in or incidental to the businesses of the Company and its Subsidiaries and all common law rights relating to the foregoing.

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, approve the Transaction;

“Company Options” means the options granted under the Company Stock Option Plan to purchase Company Shares that remain outstanding on the Effective Date;

“Company Securityholders” means the Holders of Company Shares and Company Options;

“Company Shareholders” means Holders of Company Shares;

“Company Shares” means the common shares of the Company;

“Company Stock Option Plan” means the Masonite International Corporation Share Option Plan, amended and restated as of March 16, 2004 as amended to the date hereof;

“Contract” means a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which a Party, or any of its Subsidiaries, is a party or under which a Party or any of its Subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

“Court” means the Superior Court of Justice (Ontario);

“Depositary” means Computershare Investor Services Inc., being the depositary appointed by the Company for the purpose, amongst other things, of exchanging certificates representing Company Shares for cash;

“Director” means the Director appointed pursuant to the Act;

“Disclosure Letter” means the disclosure letter provided by the Company to Acquisitionco prior to the execution of the Agreement;

“Dissent Rights” means the rights of dissent in respect of the Transaction as described in the Plan of Arrangement;

“Dissenting Shareholder” means any Company Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“DSU” means deferred share units granted to management and certain key employees of the Company pursuant to the Company’s 2002 Deferred Share Plan effective as of October 21, 2003, as amended, and the Company’s 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended, and the deferred share units granted to directors of the Company pursuant to the Directors’ Deferred Unit Plan dated as of March 23, 2004, as amended;

“Effective Date” means the date shown on the Certificate of Arrangement to be issued under the Act giving effect to the Transaction, which date shall be determined in accordance with Section 2.6;

“Effective Time” has the meaning ascribed to it in the Plan of Arrangement;

“Eligible Properties” means any non-depreciable capital property for the purposes of the Tax Act held by the Company on the Effective Date;

“Employee Rollover Agreement” means a written agreement between Acquisitionco (or one of its Affiliates) and an officer or employee of the Company or its subsidiaries in a form acceptable to the board of directors of the Company, (i) pursuant to which (A) Acquisitionco (or one of its Affiliates) has agreed to acquire, and such officer or employee has agreed to sell, that number of the Company Shares held by such officer or employee stipulated in the agreement (if any) for consideration not exceeding $42.25 per Company Share, which consideration consists of shares in the capital of Acquisitionco (or such Affiliate), except that cash may be paid in lieu of issuing fractional shares and/or (B) such officer or employee has agreed to dispose of that number of the Company Options held by such officer or employee stipulated in the agreement (if any) for consideration consisting solely of Replacement Options and for which the total In-the-Money Amount of such Replacement Options shall, at the time of granting of such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Company Options exchanged for such Replacement Options; (ii) which has been entered into prior to the Effective Time but is to be completed immediately after the Effective Time in the case of a transaction referred to in (i)(A) or to occur contemporaneously with the transfer of Company Shares pursuant to section 3.1(g) of the Plan of Arrangement in the case of a transaction referred to in (i)(B); (iii) under which all conditions to closing (other than completion of the Arrangement) have been satisfied or waived as of the Effective Time; and (iv) which has not been terminated by such officer or employee or by Acquisitionco (or one of its Affiliates) as of the Effective Time;

“Employee Rollover Options” means Company Options which are to be disposed of in exchange for Replacement Options pursuant to an Employee Rollover Agreement;

“Employee Rollover Shares” means Company Shares which are to be acquired pursuant to an Employee Rollover Agreement;

“Environmental Laws” means all applicable Laws relating to the environment, natural resources or employee health or safety, including any such Laws and applicable, enforceable guidelines, policies and codes published by a Governmental Authority relating to Hazardous Substances including the storage, generation, use, handling, control, manufacture, processing, labelling, deposit, disposal, transport, remediation, discharge or release of Hazardous Substances;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Existing Credit Facilities” means the credit facilities of the Company or its Subsidiaries listed in section 3.1(j)(iv) of the Disclosure Letter;

“Final Order” means the final order of the Court approving the Transaction as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Statements” means the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2003, including the notes to such statements and the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2004, including the notes to such statements;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) self-regulatory organization or stock exchange including without limitation the NYSE and the TSX, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any hazardous, dangerous or toxic substance, including petroleum (including crude oil or any fraction thereof), petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, toxic mould, urea-formaldehyde solvent, chemical and any other material, substance or thing that is regulated pursuant to any Environmental Law or that could result in liability under any Environmental Law, and shall include any contaminant, pollutant, waste, hazardous waste, special waste or dangerous good as defined under Environment Laws;

“Holders” means (a) when used with reference to the Company Shares, the holders thereof shown from time to time in the register of holders of Company Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Company Shares, (b) when used with reference to the Company Options, means the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options and (c) when used with reference to the RSUs and/or DSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the RSUs and/or DSUs;

“In-the-Money Amount” means, (i) for each Company Option, the difference between the Purchase Price and the exercise price of that Company Option, and (ii) for each Replacement Option, the difference, if any, between the fair market value of each share issuable upon the exercise of such Replacement Option and the “per share” exercise price of that Replacement Option, provided that, where more than one share is issuable upon the exercise of a Replacement Option, the In-the-Money Amount of such Replacement Option will be the difference as so determined multiplied by the number of shares issuable;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Transaction, as contemplated by this Agreement;

“Laws” means all applicable laws (including common law), statutes, regulations, statutory rules, by-laws, orders, ordinances, directives and the terms and conditions of any approvals, permits, licences or judgements of any Governmental Authority, together with any applicable enforceable published notes, guidelines or policies, and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Leased Real Property” has the meaning ascribed to it in Section (t) of Schedule 3.1;

“Material Adverse Change”, when used in connection with the Company, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or prospects of the Company or its Subsidiaries that is, or would reasonably be expected to be, material and adverse to the Company and its Subsidiaries on a consolidated basis. For certainty, “Material Adverse Change” does not include any change, effect, event or occurrence caused by or arising from (a) changes in the markets in which the Company and its Subsidiaries operate (other than changes in reaction to the announcement of the Transaction) or (b) macroeconomic factors, interest rates, general financial market conditions, war, terrorism or hostilities, except, in each case, to the extent any change, effect, event or occurrence has had a disproportionate effect on the Company and its Subsidiaries as compared to other Persons in the industry in which the Company and its Subsidiaries operate.

“Material Adverse Effect” when used in connection with the Company, means any effect of a Material Adverse Change relating to the Company;

“Material Contracts” has the meaning ascribed to it in Section (j) of Schedule 3.1;

“material fact” has the meaning ascribed to it under the Securities Act;

“Notice Period” has the meaning ascribed to it in Section 4.5;

“NYSE” means the New York Stock Exchange;

“OSC” means the Ontario Securities Commission;

“Outside Date” means April 29, 2005 or such later date as may be mutually agreed by the Parties;

“Owned Real Property” has the meaning ascribed to it in Section (t) of Schedule 3.1;

“Party” means Acquisitionco or the Company and “Parties” means Acquisitionco and the Company, collectively;

“Person” includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and any group (as defined in Section 13(d)(3) of the Exchange Act) comprised of more than one Person and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule 1.1A and any amendments or variations made thereto in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court;

“Pre-Effective Date Period” means the period from December 22, 2004 until the Closing Time, subject to the earlier termination of this Agreement in accordance with its terms;

“Publicly Disclosed by the Company” means disclosed by the Company in a public filing made by it with the OSC on the SEDAR system or with the SEC on the EDGAR system prior to the date hereof;

“Purchase Price” means $42.25 cash per Company Share;

“Qualifying Company Shareholder” means a Company Shareholder but, for greater certainty, does not include (i) a Dissenting Shareholder or (ii) Acquisitionco or any Affiliate of Acquisitionco;

“Real Property” has the meaning ascribed to it in Section (t) of Schedule 3.1;

“Real Property Leases” has the meaning ascribed to it in Section (t) of Schedule 3.1;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a Transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority, as set out in Schedule 2.5;

“Replacement Options” means options to acquire shares of Acquisitionco (or one of its Affiliates) granted in exchange for Company Options pursuant to an Employee Rollover Agreement;

“RSU” means restricted share units granted to management and certain key employees of the Company pursuant to the Company’s 2002 Restricted Share Bonus Plan dated as of October 21, 2003 as amended on March 23, 2004 and the Company’s 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as they may be amended from time to time prior to the Effective Date;

“Senior Management” means the senior officers of the Company, including the senior executives identified in Schedule 5.2, but excluding the non-executive Chairman of the Board of Directors;

“Subsidiary” means, with respect to a specified body corporate, any other body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include also any partnership, joint venture or other entity over which the specified body corporate is entitled to exercise similar direction or control;

“Superior Proposal” means any bona fide written Acquisition Proposal that, in the good faith determination of the board of directors of the Company after consultation with its financial advisors and with outside counsel, (a) is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal, and (b) would, if consummated in accordance with its terms be more favourable to the Company Shareholders from a financial point of view than the Transaction;

“Tax” and “Taxes” have the respective meanings ascribed to such terms in Section (p) of Schedule 3.1;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Termination Payment” has the meaning ascribed to it by Section 6.3(1);

“Transaction” means the arrangement of the Company under Section 182 of the Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court;

“Transaction Resolution” means the special resolution of the Company Shareholders approving the Transaction, to be substantially in the form and content of Schedule 1.1B;

“TSX” means The Toronto Stock Exchange; and

“WARN” has the meaning ascribed to it in Section 4.2(a)(viii)(C).

1.2 Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(b)	Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

(c)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(e)	No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall be applied against either Party.

(f)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)	Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(h)	Statutory references – A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(i)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(j)	Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(k)	Subsidiaries – To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of any Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.3 Entire Agreement

This Agreement, together with the agreements and other documents required to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. No reliance has been made upon, and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement. There shall be no liability, either in tort or in contract or otherwise, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, not reduced to writing as part of this Agreement.

1.4 Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

1.1A	Plan of Arrangement
1.1B	Transaction Resolution
2.5	Regulatory Approvals
3.1	Representations and Warranties of the Company
3.2	Representations and Warranties of Acquisitionco
5.2	Senior Executives

1.5 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.6 Knowledge

Any reference to the knowledge of a Party shall mean, unless otherwise specified, to the best of the knowledge, information and belief of such Party’s senior officers after reviewing all relevant records and making reasonable inquiries regarding the relevant matter of such Party’s directors and senior officers. For these purposes the senior officers of the Company are the persons so designated in the Disclosure Letter.

ARTICLE 2

THE TRANSACTION

2.1 Articles of Arrangement

The Articles of Arrangement shall provide, with such other matters as are necessary to effect the Transaction, for the implementation of the Plan of Arrangement, as a result of which:

(a)	each Cashed-out Option will be cancelled by the Company in exchange for a cash payment by the Company in an amount equal to the In-the-Money Amount of such Cashed-out Option (and, for greater certainty the Company shall withhold any required withholding Taxes);

(b)	each Company Option issued and outstanding immediately prior to the Effective Time, other than a Cashed-out Option or an Employee Rollover Option, will cease to represent a right to receive any Company Shares. Instead, beginning immediately after the Effective Time, the sole entitlement of a Holder of such a Company Option will be to receive, upon exercise of the Company Option, a cash payment from the Company equal to the In-the-Money Amount of such Company Option (and, for greater certainty the Company shall be entitled to withhold any required withholding Taxes);

(c)	each RSU and DSU will be cancelled by the Company in exchange for a cash payment by the Company in the amount of $42.25 per RSU or DSU, as applicable (and, for greater certainty the Company shall withhold any required withholding Taxes);

(d)	the outstanding Company Shares (excluding Employee Rollover Shares) held by Qualifying Company Shareholders shall be transferred by the Holders thereof to Acquisitionco without any further authorization, act or formality, in exchange for cash in the amount of the Purchase Price per Company Share, and Acquisitionco will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

(e)	the transactions contemplated by section (i)(B) of the definition of Employee Rollover Agreement shall be deemed to occur contemporaneously with the transfers in paragraph 2.1(d).

2.2 Implementation Steps by the Company

The Company shall:

(a)	as soon as reasonably practicable, apply in a manner acceptable to Acquisitionco, acting reasonably, under the Act for an order approving the Arrangement and in connection with such application the Company shall file and diligently prosecute an application for an Interim Order providing for the calling and holding of the Company Meeting for the purpose of considering, and if deemed advisable, approving the Transaction;

(b)	subject to Section 2.5, convene and hold the Company Meeting by March 31, 2005 or as soon as practicable thereafter, or such other date as the Parties may mutually agree to, for the purpose of considering the Transaction Resolution and, with the consent of Acquisitionco, for any other proper purpose as may be set out in the notice for such meeting;

(c)	except as required for quorum purposes, not adjourn, postpone, cancel (or propose the adjournment, postponement or cancellation of) or fail to call the Company Meeting without Acquisitionco’s prior written consent, except as required by Laws;

(d)	use commercially reasonable efforts to solicit from the Company Shareholders proxies in favour of the approval of the Transaction Resolution, including if so requested by Acquisitionco using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Transaction by the Company Shareholders;

(e)	subject to obtaining the approvals as are required by the Interim Order, use its best efforts to diligently pursue the application to the Court for the Final Order; and

(f)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, on the date contemplated in Section 2.6 send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the Act to give effect to the Transaction.

2.3 Implementation Steps by Acquisitionco

Acquisitionco shall, subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in this Agreement in its favour, on or before the Effective Date deposit or cause to be deposited with the Depositary, immediately available funds equal to the aggregate cash consideration payable for Company Shares under the Transaction.

2.4 Interim Order

The application referred to in Section 2.2(a) shall request that the Interim Order provide:

(a)	for the class of Persons to whom notice is to be provided in respect of the Plan of Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Transaction Resolution shall be, (i) 66 2/3% of the votes cast on the Transaction Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, and (ii) a simple majority of the votes cast on the Transaction Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, excluding Company Shares held by Senior Management;

(c)	that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

(d)	for the grant of the Dissent Rights.

2.5 The Company Circular

As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Acquisitionco, the Company Circular (and any amendments thereto) together with any other documents required by the Securities Act, the 1933 Act and Exchange Act and other applicable Laws in connection with the Company Meeting and the Transaction. As promptly as reasonably practicable thereafter, and after obtaining the Interim Order, but subject to obtaining any required Regulatory Approvals in connection with mailing the Company Circular, the Company shall cause the Company Circular and other documentation required in connection with the Company Meeting to be sent to each Company Shareholder and to be filed with applicable Governmental Authorities, as required by the Interim Order and applicable Laws. The Company shall permit Acquisitionco to review and comment on drafts of the Company Circular and other documentation referred to above in the course of its preparation and shall not file or amend such documentation without the consent of Acquisitionco, not to be unreasonably withheld or delayed.

2.6 Closing Matters

The Effective Date shall be the third Business Day following the latest of the date of the Company Meeting, the date of issuance of the Final Order (unless appealed in which case, the Effective Date shall be the date such appeal is delivered or withdrawn) and the date upon which the last Regulatory Approval is obtained, or such other date as the Parties may agree. Closing shall take place at the office of Osler, Hoskin & Harcourt LLP in Toronto, Ontario at 11:00 a.m. on the Effective Date or at such other place, date and time as the Parties shall agree (the “Closing Time”). Each of Acquisitionco and the Company shall deliver, at the closing of the Transaction, such customary certificates, resolutions and other closing documents as may be required by the other Party, acting reasonably.

2.7 Preparation of Filings, etc.

(a)	Each of Acquisitionco and the Company shall furnish to the other all information that may be required under Law to be provided concerning such Party and its shareholders for the Company Circular and the implementation of the other actions described in Section 2.5. Each Party covenants with the other that information to be furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such Company Circular, actions or otherwise in connection with the consummation of the Transaction will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or which is necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(b)	Acquisitionco and the Company shall each promptly notify the other if, at any time before the Closing Time, it becomes aware that the Company Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular or such application. In any such event, Acquisitionco and the Company shall cooperate in the preparation of a supplement or amendment to the Company Circular or such application, as required and as the case may be, and, if required, shall cause the same to be distributed to Company Shareholders and/or filed with the relevant Governmental Authorities.

(c)	The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws. Without limiting the generality of the foregoing, the Company shall ensure that the Company Circular provides Company Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting.

2.8 Disclosure Letter

Notwithstanding anything in the Disclosure Letter to the contrary, all disclosures in the Disclosure Letter must reference or be associated with a particular section in this Agreement (including the Schedules) but will also be interpreted to relate to or modify other sections of this Agreement (including the Schedules) if the intention to so relate or modify is readily apparent on the face of such disclosure. The inclusion of any item in the Disclosure Letter shall not be construed as an admission by the Company of the materiality of such item.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

The Company represented and warranted on December 22, 2004 to and in favour of Acquisitionco as set out in Schedule 3.1 and acknowledges that Acquisitionco is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.2	Representations and Warranties of Acquisitionco

Acquisitionco represented and warranted on December 22, 2004 to and in favour of the Company as set out in Schedule 3.2 and acknowledges that the Company is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.3	Survival

The representations and warranties of the Company and Acquisitionco contained herein shall survive the execution and delivery of this Agreement but shall terminate on the earlier of the termination of this Agreement in accordance with its terms and as of the Effective Date. Any investigation by a Party or its advisors shall not mitigate, diminish or affect the representations and warranties of the other Party.

ARTICLE 4

COVENANTS

4.1	Retention of Goodwill

During the Pre-Effective Date Period, the Company shall continue to carry on the business of the Company and its Subsidiaries in a manner consistent with prior practice in all material respects, using commercially reasonable efforts to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The provisions of Section 4.2(a) are intended to be in furtherance of this general commitment.

4.2	Covenants of the Company

(a)	The Company covenants and agrees that, during the Pre-Effective Date Period, except (I) with the consent of Acquisitionco to any deviation therefrom (such consent not to be unreasonably withheld or delayed taking into account Acquisitionco’s financing structure and its plans for the Company); (II) as set out in the Disclosure Letter; (III) with respect to any matter expressly contemplated by this Agreement; or (IV) as expressly required by Law, the Company will, and will cause its Subsidiaries to:

(i)	continue to carry on its business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve intact its present business organization, and its relationships with those having material business dealings with it, to the end that its goodwill and business shall be maintained;

(ii)	not split, consolidate or reclassify any of the outstanding shares of the Company or of any Subsidiary of the Company, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of the Company or of any Subsidiary of the Company;

(iii)	not amend the articles or by-laws of the Company or amend the articles or by-laws of any Subsidiary of the Company that is not wholly-owned in a manner that would affect its ownership or control by the Company;

(iv)	not sell, pledge, encumber, allot, reserve, set aside or issue, or purchase or redeem, any shares in its capital or of any Subsidiary of the Company or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, or financial instruments the performance of which is based upon any such shares or other securities having a right to vote or convertible or exchangeable into such shares or securities, except (I) for pledges required to be made by the terms of the Existing Credit Facilities, (II) issuances of Company Shares pursuant to the exercise of previously granted Company Options and (III) to carry out existing shareholder and similar agreements relating to non-wholly-owned Subsidiaries as set forth in the Disclosure Letter;

(v)	not amend, vary or modify the Company Stock Option Plans, or the Company Options or the Company Benefit Plans involving Company Shares or phantom equity;

(vi)	not reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, or purchasing a substantial equity interest or substantial portion of the business of, any business or Person;

(vii)	not sell, lease, encumber or otherwise dispose of any material assets except (A) transactions between two or more wholly-owned Subsidiaries of the Company or between a wholly-owned Subsidiary of the Company and the Company; (B) with respect to the sale of inventory of the Company or any Subsidiary of the Company in the ordinary course of business consistent with past practice; or (C) encumbrances granted pursuant to the Existing Credit Facilities.

(viii)	not:

(A)	in the case of directors and senior or executive officers of the Company, enter into or modify any Company Benefit Plans or other employment, retention, severance, or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, retention, severance or termination pay to or any other form of compensation to, or increase of benefits payable to, or make any loan to, any officers or directors of the Company or any Subsidiary of the Company other than as contemplated by this Agreement or required under the terms of a Company Benefit Plan or written employment agreement in effect prior to December 22, 2004;

(B)	in the case of employees who are not senior or executive officers or directors of the Company or any Subsidiary of the Company, take any action with respect to the entering into or modification of any Company Benefit Plans or other employment, retention, severance, collective bargaining or similar agreements, policies or arrangements or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, retention, severance or termination pay or any other form of compensation that are individually or in the aggregate material to the Company and its Subsidiaries on a consolidated basis or any increase of benefits payable, other than as required by Law, or as contemplated by this Agreement or as required by under the terms of a Company Benefit Plan or written employment agreement or collective bargaining agreement in effect prior to December 22, 2004 or for annual increases in salary in the ordinary course of business consistent with past practice or in connection with promotions in the ordinary course of business consistent with past practice; or

(C)	at any time within the 90-day period prior to the Effective Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar Laws, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or its Subsidiaries;

(ix)	not guarantee the payment of material indebtedness of another Person or enter into any “keep well” or other agreement having the economic effect of the foregoing (other than in respect of a wholly-owned Subsidiary or pursuant to contractual obligations in effect prior to December 22, 2004;

(x)	not incur indebtedness for money borrowed or issue or sell any debt securities or warrants or other rights to acquire debt securities other than (A) in connection with the renewal or replacement (on substantially equivalent terms) of the Existing Credit Facilities; or (B) for short term indebtedness incurred in the ordinary course of business consistent with past practice (provided, however, that the Company shall not be prohibited from making draw-downs under the Existing Credit Facilities in the ordinary course of business consistent with past practice);

(xi)	not, except in the ordinary course of business consistent with past practice: (A) satisfy or settle any claims or liabilities substantially prior to the same being due, except such as have been reserved against in the Financial Statements, which are, individually or in the aggregate, material to the Company and its Subsidiaries on a consolidated basis; (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material to the Company and its Subsidiaries on a consolidated basis; or (C) enter into any interest rate, currency equity or commodity swaps, hedges or other similar financial instruments;

(xii)	use its reasonable commercial efforts (and cause each of its Subsidiaries to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiii)	not make any loan, advances or capital contributions to, or investments in, any other Person, except for:

(A)	loans or investments by the Company or a wholly-owned Subsidiary of the Company to or in any wholly-owned Subsidiary of the Company; and

(B)	advances made to employees (other than officers) for travel and moving expenses in the ordinary course of business consistent with past practice.

(xiv)	incur or commit to capital expenditures only in the ordinary course of business consistent with past practice and in accordance with the capital plan for 2005 provided to Acquisitionco prior to the date hereof;

(xv)	not make any changes to existing accounting practices relating to the Company or any Subsidiary of the Company, except as required by Law or a Governmental Authority or required by applicable generally accepted accounting principles, or make any tax election other than, in either case, those that would not have a significant impact on the Financial Statements or the financial statements of each of the Company’s Subsidiaries;

(xvi)	not (A) rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting in any material respect, other than, in each case, rescissions or changes made in the ordinary course of business consistent with prior practice, (B) enter into any closing agreement relating to Taxes, (C) settle any material Tax claim or assessment, (D) surrender any right to claim a Tax refund or (E) amend any of its transfer pricing policies;

(xvii)	not take any action or enter into any transaction that would preclude Eligible Properties from becoming properties of Acquisitionco in a manner such that the cost to Acquisitionco of the Eligible Properties determined in accordance with subsection 88(1) of the Tax Act including the addition to that cost determined under paragraph 88(1)(d) of the Tax Act, will be the fair market value of the Eligible Properties on the Effective Date;

(xviii)	not enter into, renew or revise any Material Contract; and

(xix)	not authorize, agree or propose to take any actions prohibited by this Section 4.2(a).

(b)	The Company shall and shall cause its Subsidiaries to:

(i)	perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement and co-operate with Acquisitionco in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Transaction;

(ii)	use commercially reasonable efforts to obtain the requisite approvals of the Company Shareholders to the Transaction including participating in joint presentations to the Company Shareholders;

(iii)	advise Acquisitionco as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at such meeting;

(iv)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to the Company or any of its Subsidiaries and, in doing so, keep Acquisitionco informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Acquisitionco with copies of all related applications and notifications in draft form (except that commercially confidential information of the Company may be expurgated in Acquisitionco’s copy and shall be provided to Acquisitionco’s counsel on an external counsel basis), in order for Acquisitionco to provide its reasonable comments and providing Acquisitionco with copies of all material correspondence;

(v)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Company or any of its Subsidiaries relating to the Transaction;

(vi)	use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company or a Subsidiary of the Company in connection with the Transaction from other parties to any material leases, licences or contracts, including the consents set forth in section 3.1(c)(iv)(A)(III) of the Disclosure Letter;

(vii)	carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Company or its Subsidiaries with respect to the Transaction;

(viii)	use all commercially reasonable efforts to defend all lawsuits and other legal, regulatory or other proceedings to which it is a party, challenging or affecting this Agreement or the consummation of the Transaction;

(ix)	use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Company or other order which may adversely affect the ability of the Parties to consummate the Transaction;

(x)	provide Acquisitionco with a copy of any purported exercise of the Dissent Rights and written communications with any Holders exercising or purporting to exercise Dissent Rights; and not settle or compromise any claim brought by any present, former or purported Holder of any of its securities in connection with the Transaction without the consent of Acquisitionco;

(xi)	promptly advise Acquisitionco orally and, if then requested, in writing:

(A)	of any event occurring subsequent to December 22, 2004 that would render any representation or warranty of the Company contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Closing Time, untrue or inaccurate in any material respect;

(B)	of any Material Adverse Change in respect of the Company; and

(C)	of any material breach by the Company of any covenant or agreement contained in this Agreement;

(xii)	use its commercially reasonable efforts to cause all employees who are entitled to any change of control payments arising as a result of the Transaction, to waive such entitlement; and

(xiii)	use commercially reasonable efforts to cause at least US$8 million of cash from Rochman Universal Doors Inc. and other non-wholly owned Subsidiaries and at least US$20 million from Specialty Building Products Ltd., respectively, to be distributed to the Company.

4.3	Covenants of Acquisitionco

Acquisitionco covenants and agrees to:

(a)	perform all obligations required to be performed by it under this Agreement and to co-operate with the Company in connection therewith in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement;

(b)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Acquisitionco and, in doing so, to keep the Company informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing the Company with copies of all related applications and notifications, in draft form (except that commercially confidential information of Acquisitionco may be expurgated in the Company’s copy and shall be provided to the Company’s counsel on an external counsel basis), in order for the Company to provide its reasonable comments and providing the Company with copies of all material correspondence;

(c)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Acquisitionco or its Subsidiaries relating to the Transaction;

(d)	carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Acquisitionco or its Subsidiaries with respect to the Transaction;

(e)	use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings, to which it is a party, challenging or affecting this Agreement or the consummation of the Transaction;

(f)	use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Acquisitionco which may adversely affect the ability of the Parties to consummate the Transaction;

(g)	promptly advise the Company orally and, if then requested, in writing:

(i)	of any event occurring subsequent to December 22, 2004 that would render any representation or warranty of Acquisitionco contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Closing Time, untrue or inaccurate in any material respect; and

(ii)	of any material breach by Acquisitionco of any covenant or agreement contained in this Agreement; and

(h)	use all commercially reasonable efforts to obtain and effectuate the financing contemplated by the Commitment Letters on the terms set forth therein.

4.4	Covenants of the Company Regarding Non-Solicitation

(1)	The Company shall, and shall cause the officers, directors, employees, representatives (which term includes for greater certainty any investment banker, lawyer or accountant) and agents of the Company and its Subsidiaries to, cease immediately all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, and request and enforce the return or destruction of all confidential information provided in connection therewith. The Company shall not release any Person from any confidentiality agreement or standstill agreement. Prior to the Closing Time, the Company shall confirm to Acquisitionco that all Persons with whom it has discussed any Acquisition Proposal in the last six months have either returned such confidential information or have certified its destruction.

(2)	The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its Subsidiaries or otherwise, (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal, (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; (iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal; or (v) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Acquisitionco the approval or recommendation of the board of directors of the Company or any committee thereof of the Transaction.

(3)	Notwithstanding Section 4.4(2), the board of directors of the Company shall be permitted to (i) comply with the Company’s disclosure obligations under applicable Laws with regard to an Acquisition Proposal, (ii) take any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; and (iii) respond to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal, solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made, and then only in compliance with Section 4.4(4).

(4)	Notwithstanding Section 4.4(2), if the Company receives an unsolicited, bona fide written Acquisition Proposal the board of directors of the Company shall be permitted to:

(a)	consider, participate in any discussions or negotiations, or enter into a confidentiality agreement and provide information pursuant to Section 4.4(6), or

(b)	withdraw, modify, change or qualify (or publicly propose to withdraw, modify or qualify), in a manner adverse to Acquisitionco, the approval or recommendation of the Transaction by the Company,

if and only to the extent that, in the case of clause (a) and (b):

(i)	the Company Meeting shall not have occurred;

(ii)	the Company shall have complied with Sections 4.4(5) and 4.4(6);

(iii)	the board of directors concludes in good faith, after consultation with its outside legal and financial advisors, that it would be necessary to take such action in order to fulfill its fiduciary duties;

and, the board of directors of the Company concludes in good faith, after consultation with its outside legal and financial advisors, (A) in the case of clause (a), that such Acquisition Proposal is or is reasonably likely to be a Superior Proposal, or (B) in the case of clause (b), that such Acquisition Proposal is a Superior Proposal.

(5)	The Company shall forthwith notify Acquisitionco of any Acquisition Proposal and any inquiry that could lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to the Company or any Subsidiary of the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Acquisitionco may reasonably request. The Company shall keep Acquisitionco reasonably informed of the status of any such Acquisition Proposal or inquiry in a timely manner.

(6)	If the Company receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and the Company is permitted, subject to and as contemplated under Section 4.4(4), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the board of directors of the Company may, subject to the execution by such Person of a confidentiality agreement containing employee non-solicitation and standstill provisions substantially similar to those contained in the Confidentiality Agreement, provide such Person with access to information regarding the Company; provided that, (i) the Company sends a copy of any such confidentiality agreement to Acquisitionco promptly upon its execution, (ii) Acquisitionco is provided with a complete list of all information provided to such Person on a timely basis, and (iii) Acquisitionco is provided on a timely basis with similar access to information (to the extent not previously provided to Acquisitionco) to that which such Person was provided.

(7)	The Company shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any representatives or agents retained by it or its Subsidiaries are aware of the provisions of this Section 4.4, and the Company shall be responsible for any breach of this Section 4.4 by its and its Subsidiaries’ officers, directors, employees, representatives or agents.

(8)	Nothing contained in this Section 4.4 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.2 of this Agreement unless this Agreement is terminated in accordance with Article 6. Nothing in this Section 4.4 shall permit the Company to terminate this Agreement (except as specifically provided in Article 6).

4.5	Notice of Superior Proposal Determination

The Company shall not accept, approve or recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal (or change or withdraw its recommendation in favour of the Transaction) unless: (a) it has promptly provided Acquisitionco with a copy of the Acquisition Proposal document which has been determined to be a Superior Proposal; (b) five Business Days (the “Notice Period”) shall have elapsed from the date Acquisitionco received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal; and (c) before entering into any agreement with respect to a Superior Proposal, this Agreement shall have been terminated pursuant to Section 6.2(3)(d). During the Notice Period, the Company shall provide a reasonable opportunity to Acquisitionco to consider, discuss and offer such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation to the Company Shareholders with respect to the Transaction; provided, however, that any such adjustment shall be at the discretion of Acquisitionco at the time. The board of directors of the Company will review in good faith any offer made by Acquisitionco to amend the terms of this Agreement in order to determine, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal (and whether it will change or withdraw its recommendation in favour of the Transaction). If a majority of the board of directors of the Company determines that the Superior Proposal would cease to be a Superior Proposal, the Company will so advise Acquisitionco and will accept the offer by Acquisitionco to amend the terms of this Agreement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the board of directors of the Company continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Acquisitionco, then the Company may, subject to the terms of this Agreement, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal (and change or withdraw its recommendation in favour of the Transaction). Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 4.5 and shall require a three Business Day Notice Period from the date a copy of such amendment is provided to Acquisitionco (other than an amendment to improve upon a Superior Proposal in respect of which Acquisitionco has been provided with an opportunity to amend the terms of this Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment). If the Company provides Acquisitionco with the notice contemplated in this Section on a date that is less than seven calendar days prior to the Company Meeting, if requested by Acquisitionco, the Company shall adjourn the Company Meeting to a date that is not less than seven calendar days and not more than ten calendar days after the date of such notice.

4.6	Access to Information

Subject to applicable Laws, upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford Acquisitionco’s officers, employees, counsel, accountants and other authorized representatives and advisors access, during normal business hours from December 22, 2004 and until the earlier of the Effective Date or the termination of this Agreement, to its and its Subsidiaries’ properties, books, contracts and records as well as to its management personnel and its accountants and use commercially reasonable efforts to afford such access to its other advisors, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Acquisitionco all information concerning the Company’s and its Subsidiaries’ businesses, properties and personnel as Acquisitionco may reasonably request, other than information in respect of which the Company is under an enforceable obligation to a third party to maintain confidentiality after the Company has used its commercially reasonable efforts to obtain a waiver of such obligation.

4.7	Financing

Prior to the Effective Date, the Company shall provide, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause the respective officers, employees, representatives and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide all cooperation reasonably requested by Acquisitionco in connection with the financing of the transactions contemplated by this Agreement, including, without limitation, using commercially reasonable efforts to cause (i) appropriate officers and employees to be available on a customary basis to meet with prospective lenders and investors in presentations, meetings, road shows and due diligence sessions, to assist with the preparation of disclosure documents in connection therewith, to execute and deliver any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Acquisitionco, and (ii) its independent accountants and counsel to provide assistance to Acquisitionco, including providing consent to Acquisitionco to prepare and use their audit reports relating to the Company and its Subsidiaries and, at the cost of Acquisitionco, to provide any necessary “comfort letters”.

4.8 Indemnification

(1)	Acquisitionco agrees that all rights to indemnification or exculpation existing in favour of the directors or officers of the Company or any Subsidiary of the Company as provided in the Company’s articles or by-laws as at the date of the Confidentiality Agreement shall survive the Transaction and shall continue in full force and effect for a period of not less than six years from the Closing Time.

(2)	There shall be maintained in effect, for not less than six years from the Closing Time, coverage substantially equivalent to that in effect under the current policies of the directors’ and officers’ liability insurance maintained by the Company, which is no less advantageous, and with no gaps or lapses in coverage with respect to matters occurring prior to the Closing Time; provided that in no event shall Acquisitionco be required to expend in any one year an amount in excess of 300% of the annual amount currently paid by the Company and if the annual premiums of such insurance coverage exceed such amount, Acquisitionco shall be obligated only to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost. Alternatively, at Acquisitionco’s option, it may cause the Company to purchase “run-off” directors’ and officers’ liability insurance providing coverage substantially as favourable to such directors and officers as that in effect under such current policies to cover prior events during such six year period or the balance thereof.

ARTICLE 5

CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the Transaction shall be subject to the satisfaction, on or before the Closing Time, of the following conditions precedent, each of which may only be waived by the mutual consent of Acquisitionco and the Company:

(a)	the Transaction Resolution shall have been approved by (i) 66 2/3% of the votes cast on the Transaction Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, and (ii) a simple majority of the votes cast on the Transaction Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, excluding Company Shares held by Senior Management;

(b)	the Transaction shall have been approved at the Company Meeting in accordance with any conditions in addition to those set out in Section 5.1(a) which may be imposed by the Interim Order;

(c)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in a form satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement shall be in content consistent with this Agreement and in form satisfactory to the Parties acting reasonably;

(e)	there shall not be in force any Law, final and non-appealable injunction, order or decree prohibiting, restraining or enjoining the consummation of the Transaction;

(f)	the Regulatory Approvals shall have been obtained or satisfied on terms and conditions satisfactory to the Parties acting reasonably; and

(g)	this Agreement shall not have been terminated pursuant to Article 6.

5.2 Additional Conditions Precedent to the Obligations of Acquisitionco

(1)	obligations of Acquisitionco to complete the Transaction shall also be subject to the fulfilment of each of the following conditions precedent (each of which is for Acquisitionco’s exclusive benefit and may be waived by Acquisitionco):

(a)	all covenants of the Company under this Agreement to be performed on or before the Closing Time shall have been duly performed by the Company in all material respects and Acquisitionco shall have received a certificate of the Company addressed to Acquisitionco and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	(i) the representations and warranties of the Company contained in Sections (b), (c) (i), (ii) and (iii) and (s)(iv) of Schedule 3.1 shall have been true and correct on December 22, 2004; (ii) the representations and warranties of the Company that are qualified by references to materiality or Material Adverse Effect shall have been true and correct on December 22, 2004; and (iii) the representations and warranties of the Company not so qualified (other than those contained in Sections (b), (c) (i), (ii) and (iii) and (s)(iv) of Schedule 3.1) shall have been true and correct in all material respects on December 22, 2004;

(c)	(i) the representations and warranties of the Company that are qualified by references to materiality or Material Adverse Effect shall be true and correct; and (ii) the representations and warranties of the Company not so qualified shall be true and correct in all material respects, in each case as of the Closing Time as if made on and as of such time (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date); and Acquisitionco shall have received a certificate of the Company addressed to Acquisitionco and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(d)	the board of directors of the Company shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Company and its Subsidiaries to permit the consummation of the Transaction;

(e)	during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public if previously undisclosed to the public, a Material Adverse Change to the Company;

(f)	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Authority: (i) seeking to prohibit or restrict the acquisition by Acquisitionco of any Company Shares, seeking to restrain or prohibit the consummation of the Transaction or seeking to obtain from the Company or Acquisitionco any material damages directly or indirectly in connection with the Transaction, (ii) seeking to prohibit or materially limit the ownership or operation by Acquisitionco of the Company or any material portion of the business or assets of the Company or any of its Subsidiaries or to compel Acquisitionco to dispose of or hold separate any portion of the business or assets of the Company or any of its Subsidiaries, (iii) seeking to impose limitations on the ability of Acquisitionco to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote the Company Shares to be acquired by them on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit Acquisitionco from effectively controlling in any material respect the business or operations of the Company or any of its Subsidiaries or (v) which, if successful, in the judgement of Acquisitionco is reasonably likely to have a Material Adverse Effect on the Company or Acquisitionco;

(g)	Holders of Company Shares representing in excess of 15% of the outstanding Company Shares shall not have exercised dissent or similar rights, or have instituted proceedings to exercise dissent or similar rights, in connection with the Transaction;

(h)	(i) none of the senior executives identified in Schedule 5.2 shall have resigned; (ii) each of the senior executives identified in Schedule 5.2 shall have waived their entitlement (if any) to any change of control payments arising as a result of the Transaction; (iii) each of the senior executives identified in Schedule 5.2 shall have made an equity investment in Acquisitionco (or its direct or indirect parent) in the amounts set forth opposite their respective names; and (iv) the aggregate equity investment of employees and officers of the Company (including the senior executives identified in Schedule 5.2) in Acquisitionco (or its direct or indirect parent) shall be not less than US$25,000,000;

(i)	Acquisitionco shall have received the funds in the amount contemplated by the Commitment Letters to be delivered as of the Effective Date on the terms and conditions set forth therein;

(j)	all consents and waivers from any Persons (other than Governmental Authorities) required under the terms of any of the contracts of the Company or its Subsidiaries listed in section 3.1(c)(iv)(A)(III) of the Disclosure Letter with respect to the acquisition of control by Acquisitionco, shall have been duly obtained or given, as the case may be, at or before the Closing Time on terms satisfactory to Acquisitionco acting reasonably except for any which the failure to obtain or provide does not and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect on the Company;

(k)	other than the Regulatory Approvals, all other consents, waivers, permits, orders and approvals of any Governmental Authority, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, the failure of which to obtain would render completion of the Transaction unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on Acquisitionco and/or the Company;

(l)	the board of directors of the Company shall not have approved or recommended any Acquisition Proposal;

(m)	all of the directors of the Company shall have resigned from the Company effective as of the Closing Time;

(n)	there shall not have occurred any actual change or amendment to (or any proposal by or on behalf of the Minister of Finance (Canada) or Internal Revenue Service to change or amend) the Tax Act or Code, as applicable, or to any applicable provincial tax legislation or to the regulations thereunder or any published administrative position, which individually or in the aggregate, directly or indirectly, has or could reasonably be expected to have any material adverse effect with respect to the Transaction or Acquisitionco’s ownership of the Company, and which was not publicly announced or proposed on or prior to December 22, 2004;

(o)	no Person other than Acquisitionco shall have entered into a definitive agreement or an agreement in principle with the Company with respect to an Acquisition Proposal;

(p)	Acquisitionco shall have been provided with “payoff” letters from the providers of the Existing Credit Facilities in form and content satisfactory to Acquisitionco; and

(q)	no more than 350,000 Company Shares shall have been issued under the Company Stock Option Plan between December 22, 2004 and the Effective Date.

(2)	Acquisitionco may not rely on the failure to satisfy any of the conditions precedent in Section 5.1 or Section 5.2 if the condition precedent was not satisfied solely as a result of a material default by Acquisitionco in complying with its obligations under this Agreement.

5.3 Additional Conditions Precedent to the Obligations of the Company

(1)	The obligations of the Company to complete the Transaction shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)	all covenants of Acquisitionco under this Agreement to be performed on or before the Closing Time shall have been duly performed by Acquisitionco in all material respects, and the Company shall have received a certificate of Acquisitionco addressed to the Company and dated the Effective Date, signed on behalf of Acquisitionco by two senior executive officers of Acquisitionco (on Acquisitionco’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	all representations and warranties of Acquisitionco under this Agreement shall have been true and correct on December 22, 2004;

(c)	(i) the representations and warranties of Acquisitionco that are qualified by references to materiality or Material Adverse Effect shall be true and correct; and (ii) the representations and warranties of Acquisitionco not so qualified shall be true and correct in all material respects, in each case as of the Closing Time as if made on and as of such time; and the Company shall have received a certificate of Acquisitionco addressed to the Company and dated the Effective Date, signed on behalf of Acquisitionco by two senior executive officers of Acquisitionco (on Acquisitionco’s behalf and without personal liability), confirming the same as at the Effective Date;

(d)	the board of directors of Acquisitionco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Acquisitionco to permit the consummation of the Transaction; and

(e)	Acquisitionco shall have deposited the aggregate cash purchase price payable under the Transaction for the Company Shares and Company Options with the Depositary or the Company, as applicable.

(2)	The Company may not rely on the failure to satisfy any of the conditions precedents in Section 5.1 or Section 5.3 if the condition precedent was not satisfied solely as a result of a material default by the Company in complying with its obligations in this Agreement.

5.4 Satisfaction of Conditions

The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Acquisitionco and the Company, a Certificate of Arrangement in respect of the Transaction is issued by the Director.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendment

(1)	This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties, and any such amendment may without further Shareholder approvals, subject to applicable Laws and any applicable order of the Court, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any conditions precedent herein contained.

(2)	Prior to the date of the Company Meeting, Acquisitionco may propose actions or transactions, including (i) a reorganization of the Company’s Irish operations, (ii) settlement of indebtedness held by 1535638 Ontario Limited, (iii) the winding-up of Castlegate Entry Systems Inc., and (iv) structures to enable senior officers of the Company to transfer all or a portion of their Company Shares and/or Company Options to Acquisitionco (or one of its Affiliates) in exchange for shares and/or options of Acquisitionco (or such Affiliate), on a tax-efficient basis to the extent that the same (A) shall not prejudice the Company Securityholders and (B) are either to be completed immediately prior to or contemporaneously with the Closing Time, or can be unwound without adversely affecting the Company and its Subsidiaries. The Company shall take such actions or undertake such transactions and, if necessary, the Plan of Arrangement shall be modified accordingly. The Parties will ensure that such planning activities do not impede the progress of the Transaction in any material way. If, at the request of Acquisitionco, the Company effects any transaction before the Effective Date for such purposes, Acquisitionco will be responsible for any structuring and unwinding costs if the Transaction is not consummated.

6.2 Termination

(1)	If any condition contained in Section 5.1 or 5.2 is not satisfied at or before the Closing Time, then Acquisitionco may, subject to Section 5.2(2), by notice to the Company terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided, including under Section 6.3).

(2)	If any condition contained in Section 5.1 or 5.3 is not satisfied at or before the Closing Time, then the Company may, subject to Section 5.3(2) by notice to Acquisitionco terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided, including under Section 6.3).

(3)	This Agreement may be terminated:

(a)	by the mutual agreement of the Company and Acquisitionco (and for greater certainty, without further action on the part of the Company Shareholders if terminated after the holding of the Company Meeting);

(b)	by either the Company or Acquisitionco if there shall be passed any Law that makes consummation of the Transaction illegal or otherwise prohibited;

(c)	by Acquisitionco, if (i) the board of directors of the Company shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Acquisitionco its approval or recommendation of this Agreement, the Transaction or the Transaction Resolution; (ii) the board of directors of the Company shall have approved or recommended any Acquisition Proposal; (iii) the Company shall have breached Section 4.4; or (iv) an Acquisition Proposal shall have been publicly made, publicly announced or otherwise publicly disclosed by any Person prior to the Company Meeting and the board of directors shall not have (A) in the case of an Acquisition Proposal in the form of a take-over bid, sent to the Company Shareholders, within ten days after such take-over bid is made, a statement disclosing that the board of directors of the Company re-affirms its recommendation of the Transaction; or (B) in the case of an Acquisition Proposal in any other form, issued a press release within ten days after such Acquisition Proposal is publicly made, publicly announced or otherwise publicly disclosed, disclosing that the board of directors of the Company re-affirms its recommendation of the Transaction;

(d)	by the Company, provided that the Company is not then in breach or default of Section 4.4, in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 4.4, subject to the prior payment by the Company of the amounts payable to Acquisitionco under Section 6.3;

(e)	by either Acquisitionco or the Company, if the Company Shareholders do not approve the Transaction at the Company Meeting in the manner required by the Interim Order;

(f)	by Acquisitionco, if (i) any of the representations and warranties of the Company herein become untrue or inaccurate such that the condition contained in Section 5.2(1)(c) would not be satisfied, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition in Section 5.2(1)(a) would not be satisfied; or

(g)	by Acquisitionco if the Company Meeting has not occurred on or before April 15, 2005,

      in each case, prior to the Closing Time.

(4)	If the Effective Date has not occurred on or prior to the Outside Date, then, unless otherwise agreed in writing by the parties, this Agreement shall terminate provided that in the event that the condition set forth in Section 5.1(f) above shall not have been satisfied by the date which is five Business Days prior to the Outside Date, either Party may unilaterally extend the Outside Date for a period of 30 days upon written notice to the other given no later than the Outside Date, in which case the Outside Date shall be deemed for all purposes to be the date as so extended. The right to terminate this Agreement pursuant to this Section 6.2(4) shall not be available to the Party seeking to terminate if any action of such Party or its Affiliates or the failure of such Party or its Affiliates to perform any of its obligations under this Agreement required to be performed at or prior to the Closing Time shall have resulted in the conditions contained in Section 5.1, 5.2 or 5.3 (as applicable) not having been satisfied prior to the Outside Date.

(5)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations under this Agreement except as provided in Section 6.3 and as otherwise expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Section 6.2(5) shall relieve any Party from any liability for breach of its obligations under this Agreement or for an intentional or wilful breach of its representations and warranties prior to termination.

6.3 Termination and Other Payments

(1)	If:

(a)	Acquisitionco shall terminate this Agreement pursuant to Section 6.2(3)(c); or

(b)	the Company shall terminate this Agreement pursuant to Section 6.2(3)(d),

then in any such case the Company shall pay to Acquisitionco (or as Acquisitionco may otherwise direct) $27,400,000 (the “Termination Payment”) in immediately available funds to an account designated by Acquisitionco. Such payment shall be made (i) in the case of a termination by Acquisitionco, within one Business Day after written notice of termination by Acquisitionco, and (ii) in the case of a termination by the Company, immediately prior to such termination. The Company shall not be obligated to make more than one payment pursuant to this Section 6.3(1).

(2)	If this Agreement is terminated pursuant to Section 6.2(3)(e), the Company shall pay to Acquisitionco (or as Acquisitionco may otherwise direct) US$20,000,000 (the “Hedging Cost Reimbursement”) in immediately available funds to an account designated by Acquisitionco as payment of Acquisitionco’s hedging costs in connection with the Transaction. Such payment shall be made (i) in the case of a termination by Acquisitionco, within one Business Day after written notice of termination by Acquisitionco, and (ii) in the case of a termination by the Company, immediately prior to such termination. The Company shall not be obligated to make more than one payment pursuant to this Section 6.3(2).

(3)	If Acquisitionco or the Company terminates this Agreement pursuant to Section 6.2(3)(e), 6.2(3)(f)(i) (as a result of an intentional or wilful breach of a representation or warranty), 6.2(3)(f)(ii) or 6.2(3)(g) and concurrently with such termination or within 12 months following the date of such termination, the Company enters into, or submits to the shareholders of the Company for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, then the Company shall also pay Acquisitionco (or as Acquisitionco may otherwise direct) immediately upon the occurrence of such event the Termination Payment.

(4)	In the event that the Company fails to pay the Termination Payment or the Hedging Cost Reimbursement on the date as required by this Section, the unpaid amount shall bear interest at a rate equal to 8% per annum.

6.4 Effect of Termination Payment

If the Company pays to Acquisitionco the amounts required by Section 6.3 as a result of the occurrence of any of the events giving rise to a right of termination referred to therein (except for a breach of Section 4.4), Acquisitionco shall have no other remedy with respect to the occurrence of such event.

6.5 Remedies

Subject to Section 6.4, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

ARTICLE 7

GENERAL

7.1 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or email:

(a)	If to Acquisitionco, at:

c/o Kohlberg Kravis Roberts & Co. 9 West 57th Street Suite 4200 New York, New York, USA 100019 Attention: Scott C. Nuttall Telecopier No.: (212) 750-0003

with a copy to:

Osler, Hoskin & Harcourt LLP 66th Floor, 1 First Canadian Place 100 King Street West Toronto, Ontario, Canada M5X 1B8 Attention: Stephen P. Sigurdson Telecopier No.: (416) 862-6666

(b)	If to the Company at:

Masonite International Corporation 1600 Britannia Road Mississauga, Ontario, Canada L4W 2J2 Attention: Harley Ulster Telecopier No.: (905) 670-6520

with a copy to:

Davies Ward Phillips & Vineberg LLP 44th Floor, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B1 Attention: William N. Gula Telecopier No.: (416) 863-0871

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Party in accordance with the provisions of this Section.

7.2 Assignment

Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by either Party without the prior written consent of the other Party, except that Acquisitionco may assign all or part of its rights or obligations, including without limitation the rights to acquire the Company Shares, without reducing its own obligations hereunder, to an Affiliate. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

7.3 Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the Transaction, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

7.4 Expenses

Subject to Section 6.3, the Parties agree that all costs and expenses of the Parties relating to the Transaction and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

7.5 Public Notices

All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and co-ordinated by the Parties and neither Party shall act unilaterally in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld, unless such disclosure shall be required to meet timely disclosure obligations of any Party under applicable securities laws and stock exchange rules in circumstances where prior consultation with the other Party is not practicable.

7.6 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

7.7 No Recourse

(1)	Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Section 7.2, the Company covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future Affiliates, shareholders or agents of Acquisitionco, as such, or any current or former director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future Affiliate, shareholder or agent of Acquisitionco, as such, or any current or future director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, for any obligation of Acquisitionco under this Agreement.

(2)	Notwithstanding anything that may be expressed or implied in this Agreement, Acquisitionco covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future Affiliates, shareholders or agents of the Company, as such, or any current or former director, officer, employee or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future Affiliate, shareholder or agent of the Company, as such, or any current or future director, officer, employee or shareholder of any of the foregoing, as such, for any obligation of the Company under this Agreement.

7.8 No Third Party Beneficiaries

Other than Section 4.8 and Section 7.7, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.

IN WITNESS WHEREOF the Parties have executed this Combination Agreement as of the date first written above.

STILE ACQUISITION CORP.

By:	Scott Nuttall

Vice-President

MASONITE INTERNATIONAL CORPORATION

By:	John Ambruz

Authorized Signing Officer

SCHEDULE 1.1A

PLAN OF ARRANGEMENT

Under section 182 of the Business Corporations Act (Ontario)

concerning

STILE ACQUISITION CORP.

- and -

MASONITE INTERNATIONAL CORPORATION

ARTICLE 1

INTERPRETATION

1.1 Definitions

Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Acquisitionco” means Stile Acquisition Corp., a corporation existing under the OBCA;

“Affiliate” has the meaning ascribed to it in the Securities Act;

“Arrangement” means the arrangement under the provisions of section 182 of the OBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with section 6.1 of the Combination Agreement, section 6.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form and content of Schedule 1.1B of the Combination Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day on which commercial deposit taking banks are generally open for business in Toronto, Ontario and New York, New York other than a Saturday, a Sunday or a day observed as a holiday in such locations under applicable laws;

“Cashed-out Option” means each Company Option in respect of which a Cash Election (as defined in the Company Stock Option Plan) has been duly made by a Holder of Company Options prior to the Effective Time in accordance with the terms and conditions of the Company Stock Option Plan;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Combination Agreement” means the second amended and restated combination agreement dated as of February 17, 2005, between Acquisitionco and the Company, as the same may be amended in accordance with section 6.1 thereof, providing for, among other things, the Arrangement;

“Company” means Masonite International Corporation, a corporation existing under the OBCA;

“Company Circular” has the meaning ascribed to it in the Combination Agreement;

“Company Credit Facility” means the Amended and Restated Credit Agreement dated July 31, 2002, as amended on January 23, 2004, June 1, 2004 and June 23, 2004, among Masonite Holdings, Inc., the Company, the lenders party thereto and SunTrust Bank, as Administrative Agent;

“Company Credit Facility Payoff Loans” has the meaning ascribed to it in section 3.1(a);

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, and if deemed advisable, approve the Arrangement;

“Company Options” means the options granted under the Company Stock Option Plan to purchase Company Shares that remain outstanding on the Effective Date;

“Company Securityholders” means Holders of Company Shares and Company Options;

“Company Shareholders” means Holders of Company Shares;

“Company Shares” means the common shares of the Company;

“Company Stock Option Plan” means the Masonite International Corporation Share Option Plan, amended and restated as of March 16, 2004 as amended to the date hereof;

“Court” means the Superior Court of Justice (Ontario);

“Debt Purchase Amount” means the total cost of purchasing the portion of the Company Credit Facility, as set out in the Debt Purchase Notice;

“Debt Purchase Notice” means a notice in writing provided by Acquisitionco to the Company prior to the Effective Time specifying (i) the portion of the Company Credit Facility that a designated subsidiary of the Company shall purchase pursuant to section 3.1(c)(i), (ii) the Debt Purchase Amount and (iii) the manner in which the portion of the Company Credit Facility will be funded;

“Depositary” means Computershare Investor Services Inc., being the depositary appointed by the Company for the purpose, amongst other things, of exchanging certificates representing Company Shares for cash;

“Director” means the Director appointed under section 278 of the OBCA;

“Dissent Rights” has the meaning ascribed to it in section 5.1;

“Dissenting Shareholder” means any Company Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“DSU” means deferred share units granted to management and certain key employees of the Company pursuant to the Company’s 2002 Deferred Share Plan effective as of October 21, 2003, as amended, and the Company’s 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended, and the deferred share units granted to directors of the Company pursuant to the Directors’ Deferred Unit Plan dated as of March 23, 2004, as amended;

“Effective Date” has the meaning ascribed to it in the Combination Agreement;

“Effective Time” means 11:30 a.m. on the Effective Date;

“Employee Rollover Agreement” means a written agreement between Acquisitionco (or one of its Affiliates) and an officer or employee of the Company or its subsidiaries in a form acceptable to the board of directors of the Company, (i) pursuant to which (A) Acquisitionco (or one of its Affiliates) has agreed to acquire, and such officer or employee has agreed to sell, that number of the Company Shares held by such officer or employee stipulated in the agreement (if any) for consideration not exceeding $42.25 per Company Share, which consideration consists of shares in the capital of Acquisitionco (or such Affiliate), except that cash may be paid in lieu of issuing fractional shares and/or (B) such officer or employee has agreed to dispose of that number of the Company Options held by such officer or employee stipulated in the agreement (if any) for consideration consisting solely of Replacement Options and for which the total In-the-Money Amount of such Replacement Options shall, at the time of granting of such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Company Options exchanged for such Replacement Options; (ii) which has been entered into prior to the Effective Time but is to be completed immediately after the Effective Time in the case of a transaction referred to in (i)(A) or to occur contemporaneously with the transfer of Company Shares pursuant to section 3.1(g) of this Plan of Arrangement in the case of a transaction referred to in (i)(B); (iii) under which all conditions to closing (other than completion of the Arrangement) have been satisfied or waived as of the Effective Time; and (iv) which has not been terminated by such officer or employee or by Acquisitionco (or one of its Affiliates) as of the Effective Time;

“Employee Rollover Options” means Company Options which are to be disposed of in exchange for Replacement Options pursuant to an Employee Rollover Agreement;

“Employee Rollover Shares” means Company Shares which are to be acquired pursuant to an Employee Rollover Agreement;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) self-regulatory organization or stock exchange including without limitation the New York Stock Exchange and the Toronto Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holders” means (a) when used with reference to the Company Shares, the holders thereof shown from time to time in the register of holders of Company Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Company Shares, (b) when used with reference to the Company Options, means the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options and (c) when used with reference to the RSUs and/or DSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the RSUs and/or DSUs;

“In-the-Money Amount” means, (i) for each Company Option, the difference between the Purchase Price and the exercise price of that Company Option, and (ii) for each Replacement Option, the difference, if any, between the fair market value of each share issuable upon the exercise of such Replacement Option and the “per share” exercise price of that Replacement Option, provided that, where more than one share is issuable upon the exercise of a Replacement Option, the In-the-Money Amount of such Replacement Option will be the difference as so determined multiplied by the number of shares issuable;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada), as amended;

“Letter of Transmittal” means the letter of transmittal for use by the Company Shareholders, in the form accompanying the Company Circular;

“OBCA” means the Business Corporations Act (Ontario), as amended;

“Option Payment Loan” has the meaning ascribed to it in section 3.1(a);

“Person” includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and any group (as defined in section 13(d)(3) of the United States Securities Exchange Act of 1934) comprised of more than one Person and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“Purchase Price” has the meaning ascribed to it in section 3.1(g);

“Qualifying Company Shareholder” means a Company Shareholder but, for greater certainty, does not include (i) a Dissenting Shareholder or (ii) Acquisitionco or any Affiliate of Acquisitionco;

“Replacement Options” means options to acquire shares of Acquisitionco (or one of its Affiliates) granted in exchange for Company Options pursuant to an Employee Rollover Agreement;

“RSU” means restricted share units granted to management and certain key employees of the Company pursuant to the Company’s 2002 Restricted Share Bonus Plan dated as of October 21, 2003 as amended on March 23, 2004 and the Company’s 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended;

“RSU/ DSU Payment Loan” has the meaning ascribed to it in section 3.1(a);

“Securities Act” means the Securities Act (Ontario), as amended; and

“Tax” and “Taxes” have the meanings ascribed thereto in the Combination Agreement.

1.2 Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3 Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4 Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of Canada unless otherwise specified.

1.5 Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

1.6 Construction

In this Plan of Arrangement:

(a)	unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)	the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)	any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Combination Agreement.

2.2 Effectiveness

This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding without any further authorization, act or formality on the part of the Court, the Director, Acquisitionco (or its Affiliates), the Company, or the Company Securityholders, from and after the Effective Time. Other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1 Arrangement

Pursuant to the Arrangement the following transactions shall occur and shall be deemed to occur at the Effective Time (unless otherwise specified), in the following order:

(a)	Acquisitionco (or one or more of its Affiliates) will provide (i) one or more loans (the “Company Credit Facility Payoff Loans”) to the Company (and/or one or more of its subsidiaries) in an aggregate amount equal to the aggregate of all amounts required to repay and discharge or acquire the Company Credit Facility, (ii) a loan to the Company equal to the aggregate amount payable by the Company under section 3.1(d) (the “Option Payment Loan”) and (iii) a loan to the Company equal to the aggregate amount payable by the Company under section 3.1(f) (the “RSU/DSU Payment Loan”).

The Company Credit Facility Payment Loans, the Option Payoff Loan and the RSU/DSU Payment Loan will be evidenced by demand promissory notes issued by the Company (or the applicable subsidiary of the Company) to the lender thereof.

(b)	If Acquisitionco has delivered a Debt Purchase Notice to the Company, then the Company shall, as set out in the Debt Purchase Notice, either (i) subscribe for shares of the designated subsidiary or subsidiaries and/or (ii) lend an amount to the subsidiary or subsidiaries designated in the Debt Purchase Notice provided that the total fair market value of the amounts in (i) and (ii) equals the Debt Purchase Amount.

(c)	The Company and/or one or more of its subsidiaries (as the case may be) will (i) if Acquisitionco has delivered a Debt Purchase Notice to the Company, cause the subsidiary designated in the Debt Purchase Notice to purchase from the lenders thereof all of the lenders’ rights in and to the portion of the Company Credit Facility set out in the Debt Purchase Notice for a purchase price equal to the Debt Purchase Amount and (ii) repay in full all amounts required to repay and discharge the Company Credit Facility, other than any portion of the Company Credit Facility subject to section 3.1(c)(i).

(d)	Each Cashed-out Option will be cancelled by the Company in exchange for a cash payment by the Company in an amount equal to the In-the-Money Amount of such Cashed-out Option (and, for greater certainty the Company shall withhold any required withholding Taxes).

(e)	Each Company Option issued and outstanding immediately prior to the Effective Time, other than a Cashed-out Option or an Employee Rollover Option, will cease to represent a right to receive any Company Shares. Instead, beginning immediately after the Effective Time, the sole entitlement of a Holder of such a Company Option will be to receive, upon exercise of the Company Option, a cash payment from the Company equal to the In-the-Money Amount of such Company Option (and, for greater certainty the Company shall be entitled to withhold any required withholding Taxes).

(f)	Each RSU and DSU will be cancelled by the Company in exchange for a cash payment by the Company in the amount of $42.25 per RSU or DSU, as applicable (and, for greater certainty the Company shall withhold any required withholding Taxes).

(g)	Two minutes after the completion of the immediately preceding step, the outstanding Company Shares (excluding Employee Rollover Shares) held by Qualifying Company Shareholders shall be transferred by the Holders thereof to Acquisitionco without any further authorization, act or formality, in exchange for cash in the amount of $42.25 per Company Share (the “Purchase Price”), and Acquisitionco will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

(h)	The transactions contemplated by section (i)(B) of the definition of Employee Rollover Agreement shall be deemed to occur contemporaneously with the transfers in the immediately preceding step.

ARTICLE 4

PAYMENT

4.1 Delivery of Cash

At or before the Effective Time, Acquisitionco shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the cash, in Canadian dollars, to which each such Company Shareholder is entitled pursuant to section 3.1 upon the transfer of the Company Shares to Acquisitionco. Upon surrender by a Company Shareholder to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Company Shares, together with a duly completed and executed Letter of Transmittal, the Holder of such surrendered certificate(s) of Company Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, a cheque issued by the Depositary (or other form of immediately available funds) representing that amount of cash which such Company Shareholder has the right to receive, less any amounts withheld pursuant to section 4.5 and any certificate(s) of Company Shares so surrendered shall forthwith be cancelled. In addition, the Company shall deliver to each Holder of Cashed-out Options, RSUs and/or DSUs, forthwith after the Effective Time, a cheque issued by the Company (or other form of immediately available funds) representing that amount of cash which such Holder of Cashed-out Options, RSUs and/or DSUs has the right to receive, less any amounts withheld pursuant to section 4.5. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, a cheque representing the proper amount of cash (or other form of immediately available funds) may be delivered to the transferee if the certificate representing such Company Shares is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate of Company Shares (excluding Employee Rollover Shares) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment as contemplated by this section 4.1, less any amounts withheld pursuant to section 4.5.

4.2 Distributions with respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Company Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to section 3.1, and no cash payment pursuant to section 3.1 shall be paid to any such Holder, unless and until the Holder of such certificate shall surrender such certificate in accordance with section 4.1. Subject to applicable laws, at the time of such surrender of any such certificate, there shall be paid to the Holder of the certificates representing Company Shares, without interest, the amount of cash to which such Holder is entitled pursuant to section 3.1.

4.3 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) for the cash amount, deliverable in accordance with such Holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give a bond satisfactory to Acquisitionco and the Company and their respective transfer agents in such sum as Acquisitionco and the Company may direct or otherwise indemnify Acquisitionco and the Company in a manner satisfactory to Acquisitionco and the Company against any claim that may be made against Acquisitionco or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to section 3.1, and not deposited, with all other instruments required by section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of the Company or for the receipt of cash. On such date, the cash to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Acquisitionco, together with all entitlements to dividends, distributions and interest thereon held for such former Holder. None of Acquisitionco or the Company shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5 Withholding Rights

Acquisitionco, the Company or the Depositary shall be entitled to deduct and withhold from any consideration payable to any Holder of Company Shares or Company Options or RSUs or DSUs pursuant to section 3.1, such amounts as Acquisitionco, the Company or the Depositary determines is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5

RIGHTS OF DISSENT

5.1 Dissent Rights

(a)	Company Shareholders may exercise rights of dissent with respect to their Company Shares pursuant to and in the manner set forth in section 185 of the OBCA as modified by this section 5.1 (the “Dissent Rights”) in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order, provided that, (i) notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting; and (ii) notwithstanding section 185 of the OBCA, Acquisitionco, and not the Company, shall be required to offer to pay fair value for Company Shares held by Holders who duly exercise Dissent Rights, and to pay the amount to which such Holders may be ultimately entitled. Holders who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their Company Shares, shall be deemed to have transferred their Company Shares, contemporaneously with the transfer of Company Shares pursuant to section 3.1(g), without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to Acquisitionco in consideration of a payment from Acquisitionco equal to such fair value at the Effective Time.

(b)	Company Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Company Shareholder as at and from the Effective Time and shall receive the cash on the basis set forth in Article 3.

5.2 Holders

In no circumstances shall the Company, Acquisitionco or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Holder of those Company Shares in respect of which such rights are sought to be exercised.

5.3 Recognition of Dissenting Shareholders

Neither the Company nor Acquisitionco nor any other Person shall be required to recognize a Dissenting Shareholder as a Holder or beneficial owner of Company Shares at or after the Effective Time, and after the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of Holders of Company Shares maintained by or on behalf of the Company.

5.4 Dissent Right Availability

A Holder is not entitled to exercise Dissent Rights with respect to Company Shares if such Holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, or her or its proxyholder to vote) in favour of the Arrangement Resolution.

ARTICLE 6

AMENDMENTS

6.1 Amendments

(a)	The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by Acquisitionco, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to Company Shareholders if and as required by the Court.

(b)	Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Acquisitionco shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Acquisitionco and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Acquisitionco, provided that it concerns a matter which, in the reasonable opinion of Acquisitionco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

ARTICLE 7

FURTHER ASSURANCES

7.1	Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE 1.1B

TRANSACTION RESOLUTION

SPECIAL RESOLUTION OF SHAREHOLDERS

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Masonite International Corporation (the “Company”), as more particularly described and set forth in the Management Information Circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule 1.1A to the second amended and restated Combination Agreement dated February 17, 2005 (the “Agreement”) made between Acquisitionco and the Company, as the Plan of Arrangement may be modified or amended, is hereby authorized, approved and adopted.

3.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Justice (Ontario) (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement in any manner not inconsistent with an applicable order of the Court, and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement.

4.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Agreement for filing.

5.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.

SCHEDULE 2.5

REGULATORY APPROVALS

1.	The timely making of any submissions, including any General Information Notices, and the timely obtaining of any consents or administrative rulings, including Remediation Agreement or No Further Action Letters, required pursuant to the New Jersey Industrial Site Recovery Act, N.J.S.A. Sections 13:1K-6 et seq.

2.	Competition Act (Canada):

(a)	the issuance of an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act (Canada) (the “Competition Act”) by the Commissioner of Competition appointed under the Competition Act (the “Commissioner”) to the effect that she is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or

(b)	that:

(i)	the waiting period under section 123 of the Competition Act shall have expired, or the Commissioner shall have waived the obligation to notify and supply information under section 113(c) of the Competition Act because substantially similar information was previously supplied in relation to a request for an ARC, and

(ii)	Acquisitionco shall have been advised in writing by the Commissioner that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and any terms and conditions attached to any such advice shall be acceptable to Acquisitionco and the Company;

3.	Investment Canada – Approval or deemed approval pursuant to the Investment Canada Act (Canada) by the applicable Minister;

4.	Hart-Scott-Rodino – The waiting periods (and any extensions thereof) applicable to the Transaction under the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, as amended, shall have been terminated or shall have expired.

5.	European Commission – All required approvals of the European Commission applicable to the Transaction under the EC Merger Regulations shall have been obtained or the waiting period thereunder shall have expired.

6.	South Africa – Any required approval clearances or waiting period required to consummate the Transaction pursuant to any South African antitrust Law shall have been obtained, expired or been terminated.

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a)	Organization. Each of the Company and its Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly existing and has all necessary corporate or legal power and authority to own its property and assets and to carry on its business as currently owned and conducted. Except as set out in the Disclosure Letter, all Subsidiaries are wholly-owned, directly or indirectly, by the Company. All of the outstanding shares and other ownership interests of its Subsidiaries which are held directly or indirectly by the Company are validly issued, fully paid and non-assessable, and except (i) pursuant to restrictions on transfer contained in constating documents, (ii) pursuant to rights of first refusal and similar rights restricting transfer contained in shareholders, partnership, joint venture or similar agreements as set forth in the Disclosure Letter, or (iii) for encumbrances in connection with security granted by the Company and its Subsidiaries to their respective lenders in the ordinary course of business, all such shares and other ownership interests are owned directly or indirectly by the Company, free and clear of all liens, charges, claims or encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of its Subsidiaries. The Disclosure Letter sets out the names and jurisdictions of incorporation or formation of each of the Company’s Subsidiaries and each Person in which the Company or any Subsidiary owns a direct or indirect equity interest.

(b)	Capitalization. The authorized capital of the Company consists of an unlimited number of Company Shares. As of December 21, 2004, there were: (i) 54,796,531 Company Shares issued and outstanding; (ii) Company Options outstanding, entitling the holders thereof to acquire an aggregate of 2,281,018 Company Shares; (iii) 299,433 RSUs granted by the Company; and (iv) 167,443 DSUs granted by the Company. Except for the Company Options, RSUs and DSUs described in the immediately preceding sentence, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any Subsidiary of the Company to issue or sell any shares of the Company or of any such Subsidiary or securities or obligations of any kind convertible into or exchangeable for any shares of the Company or any Subsidiary of the Company, or to make any payment which is contingent on the value of any shares of the Company. All outstanding Company Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Company Shares on any matter. Except as set forth in the Disclosure Letter, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Shares or with respect to the voting or disposition of any outstanding securities of the Company or any of its Subsidiaries. No holder of securities issued by the Company or any Subsidiary of the Company has any right to compel the Company to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

(c)	Authority and No Violation.

(i)	The Company has the necessary corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transaction have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Transaction, other than:

(A)	with respect to the Company Circular and other matters relating solely thereto, the approval of the board of directors of the Company; and

(B)	with respect to the completion of the Transaction, the approval of the Company Shareholders as described in Article 2.

(ii)	This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(iii)	The board of directors of the Company (A) unanimously determined as of December 22, 2004 that the Transaction is fair to the Company Shareholders and is in the best interest of the Company, (B) received an opinion from Merrill Lynch, Pierce, Fenner & Smith Inc. to the effect that, as of December 22, 2004, the consideration offered to the Company Shareholders pursuant to the Transaction is fair from a financial point of view to the Company Shareholders and (C) unanimously determined as of December 22, 2004 to recommend that the Company Shareholders vote in favour of the resolution approving the Transaction. As of December 22, 2004, all of the Company’s directors have advised the Company that they intend to vote the Company Shares held by them in favour of the resolution approving the Transaction.

(iv)	The authorization of this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement and the completion of the Transaction will not, except as set out in the Disclosure Letter:

(A)	result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

(1)	the Company’s or any of its Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents or any agreement with a shareholder;

(2)	any Laws (subject to obtaining the Regulatory Approvals); or

(3)	any Material Contract, or material licence, permit or government grant to which the Company or any Subsidiary of the Company is party or by which it is bound or subject or is the beneficiary;

(B)	give rise to any right of termination or acceleration of indebtedness of the Company or any Subsidiary of the Company, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Company or any Subsidiary of the Company to cease to be available;

(C)	result in the imposition of any material lien, charge, claim or encumbrance upon any of the Company’s assets or the assets of any Subsidiary of the Company;

(D)	restrict, hinder, impair or limit the ability of the Company or any Subsidiary of the Company to carry on the business of the Company or any Subsidiary of the Company as and where it is now being carried on in all material respects (excluding such legal restrictions, hindrances, impairments and limitations applicable to the Company or any Subsidiary of the Company due solely to the Company having become a wholly owned Subsidiary of Acquisitionco); or

(E)	result in any payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the Company or any Subsidiary of the Company, or increase any benefits otherwise payable under any Company Benefit Plan, or result in the acceleration of the time of payment or vesting of any such benefits, including the time of exercise of stock options.

(v)	No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Company and its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by the Company of the Transaction other than (A) any approvals required by the Interim Order, (B) the Final Order, (C) filings under the Act contemplated by this Agreement, (D) the Regulatory Approvals, (E) filings under the Securities Act, stock exchange rules and similar Laws as contemplated by this Agreement, and (F) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Authority (excluding those consents, approvals, orders, authorizations, declarations or filings relating to the specific character of Acquisitionco), which are set out in the Disclosure Letter or which, if not obtained, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the Transaction.

(d)	Financial Statements. The Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada and in all material respects in accordance with applicable Laws and have been reconciled to generally accepted accounting principles in the United States in accordance with such accounting principles and in all material respects in accordance with applicable Laws. Such Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Company as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with prior periods and throughout the periods indicated (except as may be indicated expressly in the notes thereto). In the case of unaudited statements, this representation is subject to normal, recurring year-end adjustments that would be made in the course of an audit and would not be material. Such Financial Statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Company and its Subsidiaries on a consolidated basis.

(e)	Contingent Liabilities. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except (i) liabilities or obligations set forth in the Balance Sheet or (ii) liabilities or obligations incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice, none of which have had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(f)	Absence of Certain Changes or Events. Except as set forth in the Disclosure Letter or as Publicly Disclosed by the Company, and except for the Transaction, since the date of the Balance Sheet each of the Company and its Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice and there has not occurred:

(i)	(A) an amendment or proposed amendment to the articles or by-laws (or other comparable governing documents) of the Company; or (B) a material amendment or proposed amendment to the articles and by-laws (or other comparable governing documents) of any of the Company’s Subsidiaries;

(ii)	a Material Adverse Change with respect to the Company;

(iii)	the filing of any material change reports with the OSC or any other securities authority or regulator or stock exchange which remain confidential;

(iv)	any reorganization, amalgamation or merger of the Company or any of its Subsidiaries with any other Person;

(v)	any material damage, destruction or loss not fully covered by insurance (subject to normal deductibles);

(vi)	any redemption, repurchase or other acquisition of Company Shares by the Company or the Company Benefit Plans, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to Company Shares;

(vii)	any increase in or modification of the compensation payable or to become payable by the Company or its Subsidiaries to any of their respective directors, officers or employees, or any grant to any such director, officer or employee of any increase in entitlements under, or general institution of, retention, severance or termination programs or pay, in each case, other than annual increases consistent with past practice or as a result of promotions in the ordinary course of business;

(viii)	the adoption by the Company or its Subsidiaries of, any increase in or modification of any bonus, pension, retention, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of their respective directors, officers or employees, in each case, other than annual increases consistent with past practice, as required under Law or collective agreements, or as a result of promotions in the ordinary course of business;

(ix)	any acquisition or sale of any business or division of a business aggregating US$10 million or more;

(x)	any change in policies with respect to the payment of accounts payable or the material collection of accounts receivable;

(xi)	any entering into, or amendment of, any Material Contract, other than in the ordinary course of business with Arm’s Length Persons consistent with past practice;

(xii)	any relinquishment, termination or non-renewal by it of any Material Contract;

(xiii)	any creation or assumption by it of any material mortgage, pledge, security interest or lien or other encumbrance on any asset except (A) in connection with security granted by the Company and its Subsidiaries to their lenders under the Existing Credit Facilities and (B) to Arm’s Length Persons, in each case, in the ordinary course of business consistent with past practice;

(xiv)	any resolution to approve a split, consolidation or reclassification of any of its outstanding shares;

(xv)	any change in its accounting methods, policies or practices, other than changes required by Canadian generally accepted accounting principles or official interpretations thereof and except for changes in practices in the ordinary course of business;

(xvi)	any guarantee of the payment of material indebtedness or any incurrence of indebtedness for money borrowed (except pursuant to the Existing Credit Facilities), or any issue or sale of any debt securities or securities convertible or exchangeable for debt securities;

(xvii)	any satisfaction or settlement of any claims or liabilities, which are individually or in the aggregate material, that were not reflected in the Balance Sheet, other than settlement of liabilities incurred in the ordinary course of business with Arm’s Length Persons consistent with past practice;

(xviii)	except in the ordinary course of business and consistent with past practice, the entering into of any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xix)	the commencement, participation or agreement to commence or participate in any bankruptcy, voluntary liquidation, dissolution, winding up, examinership, insolvency or similar proceeding;

(xx)	the granting of any equity-based awards;

(xxi)	the incurring or commitment to capital expenditures except to the extent consistent with the capital plan for 2005 provided to Acquisitionco prior to December 22, 2004; or

(xxii)	any agreement by the Company to do any of the foregoing.

(g)	Books and Records. The financial books, records and accounts of the Company and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries and (iii) accurately and fairly reflect the basis for the Financial Statements. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, or any other criteria applicable to such statements and (B) to maintain accountability for assets. The Company’s and its Subsidiaries’ corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Acquisitionco.

(h)	Customers and Suppliers. The Company has delivered to Acquisitionco, prior to the December 22, 2004, a complete list of the Company’s 15 largest customers (on a revenue basis) for the fiscal year ended on December 31, 2003. Since the date of the Balance Sheet, there has not been, and neither the Company nor any of its Subsidiaries has received notice of, any termination or cancellation of, or a material adverse modification or change in, the business relationship with any such customers.

(i)	Accounts Receivable. All trade accounts receivable of the Company that are reflected on the Balance Sheet or the accounting records of the Company as of the Effective Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. There is no material contest, claim, or right of set-off, other than returns and adjustments in the ordinary course of business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.

(j)	Material Contracts. Except as set forth in the Disclosure Letter, there is no Contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets are bound, that (i) if terminated, would reasonably be expected to have a Material Adverse Effect on the Company, (ii) is a Contract or group of related Contracts which involves payments to or by the Company or any of its Subsidiaries of more than US$5,000,000 per annum (other than Contracts with suppliers and customers entered into in the ordinary course of business), (iii) is a Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Company or any of its Subsidiaries, (iv) is a Contract under which the Company or any of its Subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any Subsidiary incorporated under the laws of, (A) any jurisdiction within the United States, (B) Canada, (C) or any province within Canada) or any other note, bond, debenture or other evidence of indebtedness issued to any Person in excess of US$5,000,000, (v) is a Contract under which (A) any Person (including the Company or any of its Subsidiaries) has directly or indirectly guaranteed indebtedness, liabilities or obligations of the Company or any of its Subsidiaries or (B) the Company or any of its Subsidiaries has directly or indirectly guaranteed indebtedness, liabilities or obligations of any Person in an amount in excess of US$5,000,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business), (vi) is a partnership or joint venture agreement in which the Company or any of its Subsidiaries participates as a general partner or joint venturer, (vii) is a Contract with respect to factoring or other general assignment of Accounts Receivable, or (viii) is a Contract pursuant to which the Company or any of its Subsidiaries provides an indemnification to any other Person (other than the Company or a wholly owned Subsidiary), other than Contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business or in an amount not in excess of US$5,000,000 (the Contracts described in clauses (i) – (viii), collectively, the “Material Contracts”). Except as set forth in the Disclosure Letter, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company and its Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity), the Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not alleged to be (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the knowledge of the Company, no other party to any of the Material Contracts is (with or without the lapse of time or the giving of notice or both) in breach or default in any material respect thereunder. True and correct copies of the Material Contracts (or in the case of oral Material Contracts, accurate summaries of the material terms of such Material Contracts) have been made available to Acquisitionco. All of the Material Contracts listed in the Disclosure Letter were entered into the ordinary course of business.

(k)	Litigation. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company: (i) there is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company before any Governmental Authority which if determined adversely to the Company would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; (ii) neither the Company nor any Subsidiary of the Company, nor any of their respective assets and properties, is subject to any outstanding judgement, judicial or regulatory order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to or a necessity for the right or ability of the Company or a Subsidiary of the Company, to conduct its business in a manner in all material respects in which it currently carries on such business or that could prevent or materially delay consummation of the Transaction; (iii) neither the Company nor any Subsidiary of the Company is subject to any warranty, negligence, performance or other claims or disputes in respect of products or services currently being delivered or previously delivered that if resolved adversely to the Company would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and to the knowledge of the Company there are no events or circumstances which would reasonably be expected to give rise to any such claims or disputes or potential claims or disputes.

(l)	Restrictions on Business Activities. Except as set out in the Disclosure Letter, or as Publicly Disclosed by the Company, there is no Contract, judgement, injunction, order or decree binding upon the Company or any Subsidiary of the Company that has or would, individually or in the aggregate, reasonably be expected to have the effect of prohibiting, materially restricting or impairing any material business practice of the Company or any Subsidiary of the Company, any material acquisition of property by the Company or any Subsidiary of the Company or the conduct of business by the Company or any Subsidiary of the Company as currently conducted in all material respects.

(m)	Intellectual Property. The Disclosure Letter lists all registrations or applications for registration of material Company IP in all material jurisdictions. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, (i) all rights in material Company IP are valid, subsisting and enforceable in all material respects and the Company or its Subsidiaries owns or has the right to use all material Company IP, free and clear of all liens, charges, claims and encumbrances, (except for any encumbrances in connection with security granted by the Company or its Subsidiaries under the Existing Credit Facilities); (ii) no action is pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties, which challenge the validity or use of, or the ownership by, the Company and/or its Subsidiaries of the Company IP and which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; (iii) the Company has no knowledge of any infringement or infringing use of any of the Company IP or licences by any Person which is having or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; and (iv) to the Company’s knowledge, no infringement, misappropriation or violation of any intellectual property right or other proprietary right of any third party has occurred or will result from the conduct of the business of the Company and its Subsidiaries or from the signing and execution of this Agreement or the consummation of the Transaction, and no written claim has been made to the Company or any Subsidiary by any third party based upon an allegation of any such infringement, in each case, which has or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(n)	Employment Matters.

(i)	Except as set forth in the Disclosure Letter or as Publicly Disclosed by the Company, (A) neither the Company nor any Subsidiary of the Company is a party to any obligation, policy, plan, Contract or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee, other than any common law and statutory obligations of reasonable notice of termination or pay in lieu thereof and any statutory obligations, (B) neither the Company nor any of its Subsidiaries has any liability under any benefit or severance policy, practice, agreement, plan or program which exists or arises, or may be deemed to exist or arise, under any applicable Law or otherwise as a result of or in connection with the Transaction other than, in the case of (A) and (B), such Contracts, policies, practices, agreements, plans or programs which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(ii)	Except as set forth in the Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to any collective bargaining agreements, or subject to any application or to the knowledge of the Company threatened or apparent union organizing campaigns for employees not under a collective bargaining agreement and no such campaigns have been conducted within the past three years, ongoing, nor are there any current, pending or, to the knowledge of the Company, threatened strikes, work stoppages, lockouts, or slowdowns at the Company or any Subsidiary and the Company and its Subsidiaries have not experienced any such strikes, work stoppages, lockouts, or slowdowns within the past three years.

(iii)	Except as set forth in the Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to any claim, litigation, charge, inquiry, investigation, grievance, arbitration or proceeding, actual or to the knowledge of the Company threatened, relating to its employees, prospective employees, former employees, representatives of employees, or independent contractors (including any termination of such Persons) other than any of the foregoing which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(iv)	Except as set forth in the Disclosure Letter or as are not material, the Company and its Subsidiaries have operated in accordance with all applicable Laws, agreements, policies, plans, and programs with respect to employment and labour, including, but not limited to, employment and labour standards, labour risk prevention measures, social security and other contributions, occupational health and safety, employment equity, pay equity, workers’ compensation, equal employment opportunity, human rights and labour relations, the applicable provisions of ERISA and the Code and the provisions of the Worker Adjustment and Retaining Notification Act of 1998 and similar Laws, and there are no current, pending or, to the Company’s knowledge, threatened claims, litigation or proceedings before any board, tribunal or other Governmental Authority with respect to any of the areas listed herein. To the knowledge of the Company, nothing has occurred which might lead to a material claim, litigation or proceeding under any such applicable Laws, agreements, policies, plans, and programs.

(v)	Except as set forth in the Disclosure Letter, neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree in effect with, or material citation by, any Governmental Authority or other entity or Person, relating to employees or employment practices.

(vi)	Except as set forth in the Disclosure Letter, no unfair labour practice charge or complaint is pending or, to the knowledge of the Company, threatened which, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(vii)	Except as set forth in the Disclosure Letter or as Publicly Disclosed by the Company, neither the Company nor any Subsidiary has closed any plant or facility, effectuated any mass layoffs of employees or implemented any early retirement, separation or window program within the past three years, nor has the Company or any Subsidiary planned or announced any such action or program for the future.

(o)	Pension and Employee Benefits.

(i)	The Disclosure Letter contains a true and complete list of the material Company Benefit Plans and indicates the country in which the plan is maintained.

(ii)	The Company has provided or made available to Acquisitionco a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) of each Company Benefit Plan and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications (or a description of any oral communication) by the Company or any of its Subsidiaries to any employee concerning the extent of the benefits provided under a Company Benefit Plan; (D) a summary of any proposed amendments or changes anticipated to be made to the Company Benefit Plans at any time within the twelve months immediately following December 22, 2004; and (E) for the most recent year (a) the annual report on Form 5500 and attached schedules or such other form as applicable, (b) audited financial statements, and (c) actuarial valuation reports.

(iii)	Except as set forth in the Disclosure Letter, no Company Benefit Plan established or maintained for the benefit of Canadian employees or former Canadian employees of the Company or any of its Subsidiaries is a pension, superannuation or savings arrangement, including pension plans, supplemental pensions, “registered pension plans” (as defined in the Tax Act) and “retirement compensation arrangements” (as defined in the Tax Act).

(iv)	Except as set forth in the Disclosure Letter, the Company and its Subsidiaries have complied with all of their obligations under and in respect of the Company Benefit Plans and with all applicable Laws, in each case, in all material respects. Each Company Benefit Plan is and has been established, registered (where required), qualified, administered and invested in all material respects in accordance with the terms of such plans, any applicable collective agreements and all applicable Laws, in each case, in all material respects.

(v)	Except as set forth in the Disclosure Letter, no event has occurred or condition exists with respect to any of the Company Benefit Plans or relating to any employee of the Company or a Subsidiary which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company.

(vi)	Except as set forth in the Disclosure Letter, all of the Company Benefit Plans are either (A) fully insured or (B) fully funded in accordance with applicable Laws on a going concern, solvency basis. Neither the Company nor any of its Subsidiaries has received, or applied for, any payment of surplus out of any Company Benefit Plan. Except as set forth in the Disclosure Letter, neither the Company nor its Subsidiaries has taken any premium holidays under any Company Benefit Plan except as permitted by applicable Laws and the terms of the Company Benefit Plan.

(vii)	Except as set forth in the Disclosure Letter, no event has occurred and no condition or circumstance exists that has resulted in or would reasonably be expected to result in any Company Benefit Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, penalties, payments or levies under applicable Laws.

(viii)	Except as set forth in the Disclosure Letter, there are no material outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to directors, officers, consultants, or current or former employees of the Company or any of its Subsidiaries and which are based upon the revenue, value, income or any other attribute of the Company or any Subsidiary of the Company.

(ix)	Except as set forth in the Disclosure Letter, no Company Benefit Plan is subject to Title IV of ERISA and neither the Company nor any of its Subsidiaries (while directly or indirectly owned by the Company nor, to the knowledge of the Company, prior to being directly or indirectly owned by the Company) has at any time sponsored or contributed to, or has had any liability or obligation in respect of any such plan.

(x)	Except as set forth in the Disclosure Letter and except as are properly accrued on the Financial Statements in accordance with Canadian generally accepted accounting principles, neither the Company nor any of its Subsidiaries has incurred or accrued any current or projected material liability (whether absolute or contingent) in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(xi)	Except as set forth in the Disclosure Letter, no Company Benefit Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement or the Transaction (whether alone or in connection with any subsequent event(s)) will entitle any current, former or retired employees, officers or directors of the Company or any of its Subsidiaries to (A) severance pay or any increase in severance pay upon any termination of employment after December 22, 2004, (B) accelerate the time of payment or vesting of, or result in any payment (through a grantor trust or otherwise) of compensation or benefits under, any of the Company Benefit Plans, (C) result in the acceleration of, or an increase in, funding obligations in respect of, any of the Company Benefit Plans, (D) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans (other than solely resulting from becoming a wholly-owned subsidiary of Acquisitionco) or (E) result in any payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.

(xii)	Any payments, distributions or withdrawals from or transfers of assets to or from any Company Benefit Plan have been made in all material respects in accordance with the valid terms of such Company Benefits Plan, applicable collective agreements and all Laws and occurred with the consent of any applicable Governmental Authority (where required).

(xiii)	Except as set forth in the Disclosure Letter, none of the Company Benefit Plans is a “multiemployer plan” as defined in Section 3(37) of ERISA or any other applicable Laws and neither the Company nor any of its Subsidiaries has any liability or obligation in respect of, any multiemployer.

(xiv)	Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has heretofore been determined by the Internal Revenue Service to so qualify in all material respects, and each trust created thereunder has heretofore been determined by the Internal Revenue Service to be exempt from tax under the provisions of Section 501(a) of the Code and, nothing has occurred that would cause any such Company Benefit Plan or trust to fail to qualify under Section 401(a) or 501(a) of the Code.

(xv)	Neither the Company nor any of its Subsidiaries has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4214(c) of ERISA. No “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in material liability or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan.

(xvi)	With respect to any Company Benefit Plan, (A) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or to the knowledge of the Company threatened (B) no liability to the Pension Benefit Guaranty Corporation has been incurred (other than routine premium payments) and (C) to the knowledge of the Company, no facts or circumstances exist that could give rise to any such action, suit, claim or liability.

(p)	Tax Matters. Except as set out in the Disclosure Letter or as otherwise disclosed in writing by the Company to Acquisitionco prior to December 22, 2004:

(i)	The Company and each of its Subsidiaries has duly filed, and timely made or prepared all Tax Returns required to be made or prepared by it or caused to be filed, all Tax Returns required to be filed by them in the form and within the time prescribed under applicable Laws for so doing (all of which Tax Returns were correct and complete in all material respects), and has paid all material amounts of Taxes due and payable, in each case except for any such Tax Returns or taxes the non-filing or non-payment of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and the Financial Statements contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such Financial Statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. The Company and each of its Subsidiaries has duly and timely paid all instalments on account of Taxes for the current year that are due and payable by it whether or not assessed other than any non-payments that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. On a consolidated basis, the Company has made adequate provision in accordance with Canadian generally accepted accounting principles in its books and records for amounts at least equal to the amount of all Taxes payable by the Company or any of its Subsidiaries that will not be due and payable by the Effective Date in respect of any period subsequent to the period covered by such Financial Statements and that relate to the periods ending on or prior to the Effective Date.

(ii)	Neither the Company nor any Subsidiary of the Company has received any notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by the Canada Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns filed or required to be filed, and no waivers of statutes of limitations, or objections to any assessments or reassessments, have been given or requested or made with respect to the Company or any Subsidiary of the Company. All liability of the Company and its Subsidiaries in Canada, the United States, the United Kingdom, Ireland and France for Taxes has been assessed for up to the fiscal years as set out in the Disclosure Letter. To the best of the knowledge of the Company, neither the Company nor any Subsidiary of the Company has received (A) written notice from any taxing authority to the effect that any Tax Return is being examined for assessment or (B) a written proposal to assess additional Taxes involving an amount of Taxes, and neither the Company nor any Subsidiary of the Company has knowledge or reason to believe that such examination or assessment will be threatened. No Tax liens exist for material amounts of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any tax sharing or other similar agreement or arrangement with any Person (other than with the Company or any of its Subsidiaries) or any taxing authority pursuant to which the Company or any of its Subsidiaries has or could have any material liabilities in respect of Taxes. Neither the Company nor any Subsidiary of the Company has received a refund of any material amount of Taxes to which it was not entitled. Neither the Company nor any of its Subsidiaries has made an election under Section 897(i) of the Code to be treated as a domestic corporation for purposes of Section 897, 1445 and 6039C of the Code.

(iii)	Each of the Company and its Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate authority such Taxes and other amounts required by Law to be remitted by it, except to the extent that the failure to so withhold or remit has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(iv)	Each of the Company and its Subsidiaries has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate authority any such amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(v)	Neither the Company nor any Subsidiary has been a member of an affiliated or consolidated group (other than the United States federal affiliated group to which certain United States Subsidiaries are members and to which Masonite Holdings, Inc. is the common parent) filing a United States consolidated Tax Return or has any liability for the Taxes of any Person other than the Company and its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. The Company has delivered to Acquisitionco or made available to Acquisitionco for inspection (A) copies of such of its income Tax Returns, complete and correct in all material respects, and the income Tax Returns of its Subsidiaries, as have been requested by Acquisitionco and (B) copies of all private letter rulings, revenue agent reports, closing agreements, settlement agreements, deficiency notices and any similar documents requested by Acquisitionco submitted by, received by or agreed to by or on behalf of the Company or its Subsidiaries and relating to material Taxes for such taxable periods, complete and correct in all material respects.

(vi)	The Company has commenced a comprehensive transfer pricing study. If the transfer pricing methodology resulting from such transfer pricing study had been used by the Company and its Subsidiaries for the 2003 fiscal period, no material aggregate increase in the amount of Taxes payable in respect of such period would have resulted. There are no proceedings, assessments, reassessments, investigations, audits or claims now pending or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries in respect of any transfer pricing matters and there are no matters under discussion, audit or appeal with any Governmental Authority relating to transfer pricing that would reasonably be expected to result in a material amount of Taxes being payable by the Company or any of its Subsidiaries in respect of any period ending on or prior to the Effective Date.

(vii)	“Tax” and “Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing.

(viii)	For purposes of this Section (p), the term “material amount of Taxes” shall mean an amount of Taxes that is material to the Company and its Subsidiaries taken as a whole.

(q)	Compliance with Laws. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, the Company and its Subsidiaries have complied with and are not in violation of any applicable Laws in all material respects, other than Laws addressed in clauses (n), (o) and (p) foregoing and (s) following. Without limiting the generality of the foregoing, all securities of the Company (including, all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable securities Laws.

(r)	Licences, Etc. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, the Company and each Subsidiary of the Company owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, approvals, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses substantially as now conducted, other than such failures to own, possess, obtain or be in compliance with as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(s)	Environmental. Except as set forth in the Disclosure Letter:

(i)	The Company, its Subsidiaries and their respective operations are, and have been, in material compliance with all Environmental Laws;

(ii)	Neither the Company nor any Subsidiary of the Company:

(A)	is subject to any Environmental Laws, or to the knowledge of the Company any pending or proposed future Environmental Laws, or terms of any current, or to the knowledge of the Company any pending or proposed future, environmental authorization, permit or licence which requires or may require any material work, repairs, construction, change in business practices or operations, or expenditures;

(B)	is subject to any written claim, action, proceeding, investigation, demand, notice or order with respect to a material breach of or material liability under any Environmental Laws applicable to the Company or any Subsidiary of the Company or under any indemnity granted by the Company or any Subsidiary to any other Person;

(C)	has any liability or responsibility with respect to, or has knowledge of, any Hazardous Substance that has been generated, transported, treated, stored, installed, deposited, disposed of, arranged to be deposited or disposed of, released, discharged or emitted, or threatened to be released discharged or emitted, at, on, from or under any property or facility currently or formerly owned, leased, used or otherwise controlled by the Company or any of its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to the Company or any of its Subsidiaries under or relating to, any Environmental Laws or is present at, on, in, or under such currently owned, leased, used or controlled property or facility in a condition or at a level or concentration exceeding any remediation or decommissioning standard set forth under Environmental Laws, in any case, that would reasonably be expected to be material; or

(D)	has any material liability or responsibility with respect to, or has knowledge of, any Hazardous Substance that is migrating toward any Real Property; and

(iii)	None of the Company or any of its Subsidiaries has assumed, contractually or by operation of Laws, any liabilities or obligations of any other Person under or relating to any Environmental Laws, in any case that would, reasonably be expected to be material.

(iv)	None of the products manufactured by the Company or any of its Subsidiaries (or any of their respective predecessors) or manufactured by a third party the assets or stock of which were sold to the Company or any of its Subsidiaries (or any of their respective predecessors) contained asbestos, except as set forth on the Disclosure Letter.

The representations and warranties in this paragraph (s) are the only representations and warranties in this Agreement dealing with Environmental Laws or environmental matters.

(t)	Property. The Disclosure Letter contains a true and complete list of (i) all the real property owned in fee by the Company and its Subsidiaries (the “Owned Real Property”) and (ii) all leases, subleases and other agreements under which the Company or any of its Subsidiaries leases, subleases, uses or occupies or has the right to use or occupy, any real property with annual rent in excess of $100,000 (collectively the “Real Property Leases” and the property subject thereto the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”). Except as set forth in the Disclosure Letter, or except for failures of title that do not materially adversely affect the operations of the business or the ability to sell such property, the Company and each Subsidiary of the Company have good and sufficient title to their respective material Real Property interests, to either as owner in fee simple of Owned Real Property or as holder of a valid leasehold interest of Leased Real Property, in each case free and clear of all liens, charges, claims or encumbrances (except for liens, charges, claims or encumbrances permitted under the Company’s loan documents), and otherwise hold valid easements, rights of way, permits or licences from land owners or authorities required to permit the operation of their businesses as presently conducted. Each Real Property Lease constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms. With respect to each Real Property Lease there is no default or event which, with notice or lapse of time or both, would constitute a default on the part of Company or its Subsidiaries, or, to the knowledge of the Company any other party thereto, except for such defaults that would not reasonably be expected to be material to the Company.

(u)	Non-Arm’s Length Transactions. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, there are no Material Contracts or other transactions currently in place between the Company or any of its Subsidiaries, on the one hand, and (i) any officer or director of the Company or any of its Subsidiaries, (ii) any holder of record or beneficial owner of 5% or more of the voting securities of the Company, or (iii) any Affiliate or associate of any such officer, director or beneficial owner, on the other hand.

(v)	Reports. Since December 31, 2001, the Company has filed with: (i) the OSC, by posting upon the SEDAR system, if required, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable securities Laws to be filed by it; and (ii) the U.S. Securities and Exchange Commission, true and complete copies of all forms, reports, schedules, statements and other documents, required in accordance with applicable securities Laws to be filed by it. (Such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Company Documents”.) The Company Documents, at the time filed, (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities Laws. The Company has not filed any confidential material change report with the OSC or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(w)	Fees. Other than agreements with soliciting dealers or proxy solicitation firms that may be engaged by the Company in connection with the Transaction on usual commercial terms, the Company has delivered to Acquisitionco complete copies of all agreements that could give rise to any claim for an advisory fee, success fee, brokerage commission, finder’s fee or other like payment against the Company or any of its Subsidiaries in connection with the Transaction.

(x)	Absence of Certain Business Practices. The Company, has not, directly or indirectly within the past five years, given or agreed to give any gift or similar benefit to any customer, supplier, government employee or other person who is or may be in a position to help or hinder the business of the Company (or to assist the Company with any actual or proposed transaction) which might subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(y)	Insurance. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes is in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance, and the Company’s ability to self-insure).

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO

(a)	Organization. Acquisitionco has been duly incorporated or formed under all applicable Laws, is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to conduct its businesses as currently owned and conducted. Acquisitionco was incorporated for the purpose of acquiring the Company Shares pursuant to the Transaction and has carried on no other business. As of the Effective Date a majority of the board of directors of Acquisitionco will have been nominated by an investment vehicle formed at the direction of Kohlberg Kravis Roberts & Co., L.P.

(b)	Authority and No Violation.

(i)	Acquisitionco has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Acquisitionco and the consummation by Acquisitionco of the Transaction have been duly authorized by its board of directors and no other corporate proceedings on part of Acquisitionco are necessary to authorize this Agreement or the Transaction.

(ii)	This Agreement has been duly executed and delivered by Acquisitionco and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(iii)	The authorization of this Agreement, the execution and delivery by Acquisitionco of this Agreement, the performance by it of its obligations under this Agreement and the completion of the Transaction will not in respect of Acquisitionco:

(A)	result (with or without notice or the passage of time) in a violation or breach of, constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

(1)	its certificate of incorporation, articles, by-laws or other charter documents;

(2)	any Laws (subject to obtaining the Regulatory Approvals); or

(3)	any material Contract, license, permit or government grant to which Acquisitionco is party or by which it is bound or subject or is the beneficiary;

(B)	give rise to any right of termination or acceleration of indebtedness of Acquisitionco, or cause any such indebtedness to come due before its stated maturity or cause any available credit of Acquisitionco to cease to be available;

(C)	result in the imposition of any encumbrance, charge or lien upon any of its assets; or

(D)	restrict, hinder, impair or limit the ability of Acquisitionco to carry on the business of Acquisitionco as and where it is now being carried on.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by Acquisitionco in connection with the execution and delivery of this Agreement or the consummation by Acquisitionco of the Transaction other than (A) the Regulatory Approvals; and (B) filings under the Securities Act, stock exchange rules or similar laws as contemplated by this Agreement.

(c)	Financing. On December 22, 2004 and February 17, 2005, Acquisitionco delivered to the Company a true and correct copy of the Debt Commitment Letter and Equity Commitment Letter, respectively.

SCHEDULE 5.2

SENIOR EXECUTIVES

Amount Invested

1. Philip S. Orsino – President and Chief Executive Officer	US$7.5 million
2. John F. Ambruz – Executive Vice President, Strategic Development	US$4.0 million
3. James U. Morrison – Executive Vice President and Group Chief Operating Officer	US$4.0 million
4. Lawrence P. Repar – Executive Vice President and Group Chief Operating Officer	US$4.0 million

APPENDIX C – INTERIM ORDER

Commercial List File No. 05-CL-5777

ONTARIO

SUPERIOR COURT OF JUSTICE
Commercial List

THE HONOURABLE	THURSDAY, THE 3RD DAY
JUSTICE	OF MARCH, 2005

IN THE MATTER OF the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, Section 182

AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement involving Masonite International Corporation, its shareholders and Stile Acquisition Corp.

ORDER

       THIS MOTION, made without notice by the Applicant, Masonite International Corporation (“Masonite”), for an interim order pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 393 University Avenue, Toronto, Ontario.

       ON READING the Notice of Motion herein, the Affidavit of Harley Ulster sworn March 2, 2005 and the exhibits thereto, and upon hearing the submissions of counsel for Masonite.

The Meeting

1.    THIS COURT ORDERS that Masonite call, hold and conduct a special meeting (the “Meeting”) of the holders of its common shares (the “Shareholders”) on March 31, 2005 in Toronto, Ontario to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve the arrangement described in the Plan of Arrangement (the “Plan of Arrangement”) attached as Schedule 1.1A to Appendix B to the Management Proxy Circular of Masonite (the “Circular”) attached as Exhibit “A” to the Affidavit of Harley Ulster.

2.    THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the provisions of the OBCA, the by-laws of Masonite, the Circular, and this Order.

3.    THIS COURT ORDERS that the quorum for the Meeting shall be the attendance in person of not less than two persons holding or representing by proxy at least 25 percent of the common shares.

4.    THIS COURT ORDERS that the record date for determining the registered Shareholders entitled to receive the Meeting Materials (as defined in paragraph 10 below) and vote at the Meeting shall be the close of business on March 1, 2005 (the “Record Date”).

5.    THIS COURT ORDERS that each Shareholder shall be entitled at the Meeting to one vote for each common share held.

6.    THIS COURT ORDERS that the procedure for the use of proxies at the Meeting shall be as set out in the Circular.

7.    THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be the Shareholders, their proxy holders, the holders of options to acquire common shares, the directors of Masonite, the auditors of Masonite, and the professional legal and financial advisors to Masonite, and such other persons with the permission of the Chair of the Meeting.

8.    THIS COURT ORDERS that Masonite may in its discretion waive generally the time limits for the deposit of proxies by Shareholders, if Masonite deems it advisable to do so.

Adjournments

9.    THIS COURT ORDERS that Masonite, if it deems advisable, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Shareholders by one of the methods specified in paragraph 10 herein, as determined to be the most appropriate method of communication by the Board of Directors of Masonite.

Notice

10.   THIS COURT ORDERS that the Circular, including the Notice of Meeting and Notice of Application attached to the Circular (collectively, the “Meeting Materials”), in substantially the same form as contained in Exhibit “A” to the Affidavit of Harley Ulster (with such amendments thereto as counsel for Masonite may advise are necessary or desirable, provided that such amendments are not inconsistent with this Order and are subsequently filed with this Court) shall be sent to the Shareholders, the holders of options to acquire common shares, and the directors and auditors of Masonite, by one or more of the following methods not later than 21 days prior to the Meeting:

(a)	in the case of the registered Shareholders, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Masonite as of the Record Date;

(b)	in the case of non-registered Shareholders, by:

(i)	providing copies of the Meeting Materials to non-objecting beneficial owners through its transfer agent in accordance with National Instrument 54-101; and

(ii)	providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner for objecting beneficial owners;

(c)	in the case of the holders of options to acquire common shares, by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Masonite as of the Record Date;

(d)	in the case of the directors of Masonite, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the individual directors; and

(e)	in the case of the auditors of Masonite, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the firm of auditors;

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application, the Meeting, and the hearing in respect of the Application upon such persons.

11.   THIS COURT ORDERS that the accidental failure or omission on a de minimis basis to give notice of the Meeting to any one or more Shareholders or any other person, or any failure or omission to give notice as a result of events beyond the reasonable control of Masonite (including without limitation any inability to utilize postal services) shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

Amendments

12.   THIS COURT ORDERS that, with the consent of Stile Acquisition Corp. (“Stile”), Masonite may make such amendments, revisions or supplements to the Plan of Arrangement as it may determine provided that they are not detrimental to the interests of Shareholders, without any additional notice to the Shareholders, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Voting

13.   THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one (1) vote per common share and that, subject to further order of this court, the Arrangement Resolution will be considered to have been adopted by the Shareholders upon approval by: (i) at least 66 2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting; and (ii) a majority of the votes cast by Shareholders present in person or by proxy, excluding common shares held by Senior Management (as defined in the Circular).

14.   THIS COURT ORDERS that only those Shareholders present or represented by proxy at the Meeting who are entitled to vote at the Meeting pursuant to the provisions of the OBCA shall be entitled to vote at the Meeting and, for the purposes of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.

Dissent Rights

15.   THIS COURT ORDERS that, in accordance with the terms of the Plan of Arrangement and section 185 of the OBCA, registered Shareholders shall be permitted to dissent from the Plan of Arrangement and to seek fair value for their common shares, so long as they provide to Masonite their written objection to the Plan of Arrangement at or prior to 5:00 p.m. (Toronto time) on the day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto, Ontario) preceding the Meeting and they otherwise strictly comply with the requirements of section 185 of the OBCA and the Plan of Arrangement.

Application for Approval of Plan

16.   THIS COURT ORDERS that, following the approval of the Arrangement Resolution at the Meeting in the manner set forth in this Order, Masonite may apply before this Court on April 1, 2005 at 393 University Avenue, Toronto, Ontario for approval of the Plan of Arrangement and that service of the Notice of Application herein, in accordance with paragraph 10 of this Order, shall constitute good and sufficient service of such Notice of Application upon all persons who are entitled to receive such Notice of Application pursuant to the Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on Masonite’s solicitors before March 28, 2005, in which case Masonite shall serve such person with notice of the date of the application for approval, together with a copy of any additional materials to be used in support of such application.

17.   THIS COURT ORDERS that any person who wishes to oppose the application for approval of the Plan of Arrangement shall serve upon Masonite’s solicitors and the solicitors for Stile and upon other parties who have filed a Notice of Appearance a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the application at least five (5) days before the date set for the hearing to approve the Plan of Arrangement or such shorter time as the Court, by order, may allow.

18.   THIS COURT ORDERS that Masonite shall be entitled, at any time, to seek leave to vary this Order.

APPENDIX D – NOTICE OF APPLICATION FOR FINAL ORDER

Commercial List File No.

05-CL-5777

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

IN THE MATTER OF the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, Section 182

AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement involving Masonite International Corporation, its shareholders and Stile Acquisition Corp.

NOTICE OF APPLICATION

TO: THE RESPONDENTS

      A LEGAL PROCEEDING HAS BEEN COMMENCED BY THE APPLICANT. The claim made by the Applicant appears on the following pages.

      THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List at 393 University Avenue, Toronto on April 1, 2005 at 10:00 a.m. or as soon after that time as the matter can be heard.

      IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the Application, or to be served with any documents in the Application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

      IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the Applicant’s lawyer and file it, with proof of service, in the court office where the Application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing.

      IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: March 1, 2005	Issued by:
Address of Court Office: 393 University Avenue Toronto, Ontario M5G 1E6

TO:	All Holder of Common Shares of Masonite International Corporation

AND TO:	All Holders of Options to Acquire Common Shares of Masonite International Corporation

APPLICATION

1.   The Applicant, Masonite International Corporation (the “Corporation”), makes application for:

(a)	an Interim Order for directions pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended (“OBCA”);

(b)	an order approving the plan of arrangement (the “Plan of Arrangement”) proposed by the Corporation substantially in the form described in the Management Proxy Circular to be distributed to the holders of Common Shares of the Corporation, which is marked as Exhibit “A” to the affidavit of Harley Ulster, filed in this proceeding; and

(c)	such further and other relief as this Honourable Court deems just.

2.   THE GROUNDS for the Application are:

(a)	all statutory requirements under the OBCA have been fulfilled;

(b)	the proposed Plan of Arrangement is in the best interests of the Corporation, is fair and reasonable to the shareholders of the Corporation, and is put forward in good faith;

(c)	section 182 of the OBCA;

(d)	rules 14.05(2) and 38 of the Rules of Civil Procedure; and

(e)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3.   THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the Application:

(a)	such Interim Order as may be granted by this Honourable Court;

(b)	the Affidavit of Harley Ulster, to be sworn March 2, 2005, and the exhibits thereto and other materials referred to therein;

(c)	the supplementary affidavit material, to be sworn, and the exhibits thereto and other materials referred to therein; and

(d)	such further and other materials as counsel may advise and this Honourable Court may permit.

Date of Issue: March 1, 2005	Davies Ward Phillips & Vineberg LLP Barristers and Solicitors 1 First Canadian Place 44th Floor Toronto, ON M5X 1B1

James Doris (LSUC #33236P)

Tel: 416.863.0900 Fax: 416.863.0871

Solicitors for Masonite International Corporation

APPENDIX E  – RIGHTS OF DISSENTING SHAREHOLDERS

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185.(1) Rights of dissenting shareholders – Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem – If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170(5) or (6).

(3) Exception – A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) Shareholder’s right to be paid fair value – In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

(7) Idem – The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem – A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value – A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(11) Certificates to be sent in – Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) Idem – A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder – On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholders rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Idem – Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem – Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value – Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem – If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem – A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs – If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Notice to shareholders – Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined – All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem – Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers – The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final order – The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27) Interest – The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay – Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that [it] [sic] is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem – Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) Idem – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(31) Court order – Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear – The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

Appendix F

February 17, 2005

Special Committee of the Board of Directors

Masonite International Corporation
1600 Britannia Road East
Mississauga, ON
L4W 1J2

Members of the Special Committee of the Board:

Masonite International Corporation (the “Company”) and Kohlberg Kravis Roberts & Co. (the “Acquiror”) have entered into a combination agreement dated as of December 22, 2004, which was amended and restated as of January 16, 2005 and further amended and restated as of February 17, 2005 (collectively, the “Combination Agreement”) pursuant to which the Acquiror has agreed to acquire, on the terms and subject to the conditions contained therein, all of the outstanding common shares of the Company (the “Company Shares”) for CDN$42.25 per share in cash (the “Consideration”) through a plan of arrangement (the “Transaction”).

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders (other than the senior officers of the Company, including certain senior executives of the Company identified in Schedule 5.2 to the Combination Agreement but excluding the non-executive Chairman of the Board of Directors of the Company (“Senior Management”)).

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed certain information, including financial projections, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)	Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

(4)	Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions with representatives of the Special Committee with regard to the Transaction;

(8)	Reviewed a draft of the Combination Agreement dated February 17, 2005; and

(9)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company

F-1

under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

In connection with the preparation of this opinion, we have not solicited third-party indications of interest for the acquisition of all or any part of the Company.

We are acting as financial advisor to the Special Committee in connection with the Transaction and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently and have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. We have, in the past, provided financial advisory and financing services to the Acquiror and/or its affiliates and have received fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Special Committee and the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares (other than Senior Management).

We are not expressing any opinion herein as to the prices at which the Company Shares will trade following the announcement of the Transaction.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares (other than Senior Management).

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

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